UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

# TOGETHER THE BEST FOR LIFE

HONEY
FLAKES

ANNUAL REPORT 2010

DELHAIZE GROUP

# Delhaize Group at a Glance

Delhaize Group is a Belgian international food retailer with activities in six countries on three continents. Delhaize Group is listed on NYSE Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2010, Delhaize Group's sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion in revenues and Group share in net profit of EUR 574 million. Delhaize Group employs approximately 138 600 associates worldwide.

Delhaize Group has leading positions in food retailing in key markets. Our operating companies have acquired these leading positions through a distinct go-to-market strategy. The Group is committed to offer its customers a locally differentiated shopping experience, to deliver superior value and to maintain high social, environmental and ethical standards. Our Group's strength is supported by the close cooperation of its operating companies at the regional and global levels.

**2 800**
**stores**

**138 600**
**associates worldwide**

Key Performance Indicators

	(USD in millions except per share amounts)(4)	(EUR in millions except per share amounts)			Change vs Prior Year
	2010	2010	2009	2008	2010	2009
Results
Revenues	27 641	20 850	19 938	19 024	4.6%	4.8%
Operating profit	1 358	1 024	942	904	8.7%	4.2%
Net profit from continuing operations	764	576	512	485	12.5%	5.5%
Net profit (Group share)	762	574	514	467	11.7%	10.1%
Free cash flow(1)(5)	882	665	626	162	6.5%	286.2%

Financial position
Total assets	14 453	10 902	9 748	9 700	11.8%	0.5%
Total equity	6 720	5 069	4 409	4 195	15.0%	5.1%
Net debt(1)	2 369	1 787	2 063	2 402	-13.4%	-14.1%
Enterprise value(1)(3)	9 810	7 400	7 472	6 849	-1.0%	9.1%

Per share information (in EUR)
Group share in net profit (basic)(2)	7.60	5.73	5.16	4.70	11.2%	9.6%
Group share in net profit (diluted)(2)	7.53	5.68	5.08	4.59	11.7%	10.8%
Free cash flow(1)(2)(5)	8.80	6.64	6.26	1.63	6.0%	284.6%
Net dividend	1.71	1.29	1.20	1.11	7.5%	8.1%
Shareholders’ equity(3)	66.17	49.91	43.54	41.19	14.6%	5.7%
Share price (year-end)	73.27	55.27	53.62	44.20	3.1%	21.3%

Ratios (%)
Operating margin		4.9%	4.7%	4.8%	+19bps	-3bps
Net margin		2.8%	2.6%	2.5%	+18bps	12bps
Net debt to equity(1)		35.3%	46.8%	57.3%	-115ppt	-105ppt

Currency information
Average EUR per USD rate		0.7543	0.7169	0.6799	5.2%	5.4%
EUR per USD rate at year-end		0.7484	0.6942	0.7185	7.8%	-3.4%

Other information
Number of sales outlets		2 800	2 732	2 673	2.5%	2.2%
Capital expenditures		660	520	714	26.8%	-27.1%
Number of associates (thousands)		138	138	141	-0.7%	-2.0%
Full-time equivalents (thousands)		102	104	106	-1.5%	-2.3%
Weighted average number of shares (thousands)		100 271	99 803	99 385	0.5%	0.4%

(1)	These are non-GAAP financial measures.
(2)	Calculated using the weighted average number of shares over the year.
(3)	Calculated using the total number of shares at the end of the year.
(4)	Calculated using an exchange rate of 1 EUR = 1.3257 USD.
(5)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.

6

Revenues
Revenues amounted to EUR 20.8 billion, an increase of 4.6% at actual exchange rates and 1.0% at identical exchange rates. All of our operating companies generated comfortable growth figures.
Operating Profit

Operating profit increased by 8.7% at actual exchange rates to EUR 1 024 million and remained stable at identical exchange rates and excluding 2009 restructuring and impairment costs. All operating segments made a positive contribution thanks to continued cost savings initiatives. The operating margin increased to 4.9%.

Group Share in Net Profit

Group share in net profit was EUR 574 million, an increase of 11.7% at actual exchange rates and 7.9% at identical exchange rates. Per share, Group share in basic net profit was EUR 5.73 and diluted net profit was EUR 5.68.

Content

00	Delhaize Group at a Glance
flap	Key Performance Indicators
02	Interview with the Chairman and the CEO
06	Overview of Operating Companies
08	Our Vision and Values
09	Our New Game Plan
10	Our Strategy
12	Generate Profitable Revenue Growth
20	Pursue Best-In-Class Execution
26	Operate as a Responsible Corporate Citizen
32	Our Activities in 2010
34	Financial Review(1)
38	Business Review(1)
38	> United States
42	> Belgium
44	> Greece
46	> Rest of the World
50	Corporate Governance Statement(1)
67	Risk Factors(1)
72	Financial Statements
74	Consolidated Balance Sheet(1)
76	Consolidated Income Statement(1)
77	Consolidated Statement of Comprehensive Income(1)
78	Consolidated Statement of Changes in Equity
80	Consolidated Statement of Cash Flows
81	Notes to the Financial Statements(1)
143	Supplementary Information
146	Historical Financial Overview
146	Certification of Responsible Persons
147	Report of the Statutory Auditor
148	Summary Statutory Accounts of Delhaize Group SA
152	Shareholder Information
156	Glossary

(1)     These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

From Plan to Execution

For Delhaize Group, 2010 was the first year of the New Game Plan, a comprehensive Group strategy announced at the end of 2009. The Year 2010 continued to be a bumpy ride for the global economy and, as a result, for the retail sector as well. Delhaize Group came out with a set of good results. The two men in the front seat, Chairman Count Jacobs and President and CEO Pierre-Olivier Beckers, explain how they experienced the past year and what’s in the road book for 2011.

“2010 was without any doubt a challenging year and one of intense transformation for the Group. It was a year in which our new strategic plan, the New Game Plan, came to full implementation. We set the very high ambition for ourselves to be amongst the best-in-class retailers. This required an even sharper focus due to the challenging environment. We kept our eyes on the ball during the whole year and as such were able to deliver solid results in a difficult environment. As a group we posted a sales increase of almost 5%.” explains President and CEO Pierre-Olivier Beckers.

Georges Jacobs underlines that the execution of the strategic plan was even more relevant as a result of the economic reality in 2010. “More than ever cost savings are necessary to fuel our sales growth and through numerous structural interventions behind the scenes we increased the efficiency of our operations. As a result, on every EUR 100 in sales we generated, we earned EUR 4.9 in operating profit and EUR 2.8 in net profit that, as every year, we like to share with our shareholders. Subject to approval by the General Assembly the Board proposes to pay a gross dividend of EUR 1.72, an increase of 7.5% compared to prior year.”

Looking back at the year what were the key elements with which you realized that solid result?

Pierre-Olivier Beckers – The execution of our New Game Plan was without any doubt priority number 1 as it set the target and the framework for all our operations. We started the year by aligning all our associates across the group around a new common vision and one set of common values that define the way we wish to do business.

Delivering value to our customers, more than ever, is a key factor to success. We worked very hard on price investments. In all our banners, but especially in the U.S. where we had lost some ground on price perception during the previous years. We have made significant progress in 2010 and will continue to do so in 2011 and in the years to come.

Another important milestone in 2010 was the creation of Delhaize America, one integrated company for all our U.S.-operations aimed at improving efficiency, lowering costs and enhancing support to retail operations. Our priority in 2010 was to converge and standardize what is not visible to the customer while maintaining the local and customer specific go-to-market strategies of each of our brands. The examples are many, like for instance the development of an integrated supply chain network, one common procurement organization or common support services and processes for accounting and human resources. This new structure will undoubtedly support the realization of regional synergies.

In 2010, I also bookmarked the fact that we managed to refinance an important part of our long-term debt at very attractive conditions, and thus significantly lowered our financial charges.

Georges Jacobs – I want to highlight that 2010 was another strong year for our activities in Belgium and Greece. Delhaize Belgium continued its strong momentum of the last years and gained significant market share again. Similarly, while the Greek food retail market shrank in the second half of the year due to the deep economic crisis, Alfa Beta stood strong and grew further, thus conquering 18.4% of the market compared to 16.8% the year before. 2010 will undoubtedly also be marked as a milestone as it is the year in which we acquired all the minority shares of Alfa Beta and de-listed the company from the Athens Stock Market.

Outstanding performances in Belgium and Greece. How did Delhaize as a Group digest 2010?

Pierre-Olivier Beckers – We delivered a strong result even if it didn’t reach the level we were aiming for at the beginning of the year. From a geographical point of view, the difficult economic environment in the Southeast of the U.S. continued to put pressure on Food Lion and Sweetbay.

Georges Jacobs – In the U.S., the financial and economic crisis lingered on, however with a clear difference between the Northeast and Southeast. While in New England the economy recovered gradually as the year progressed, the difficult environment in the Southeast continues. The U.S. national average unemployment hovers around 10%, in the Southeast and moving further down to Florida, unemployment rates quickly exceed the 12% mark.

Pierre-Olivier Beckers – The impact on retailers is fairly easy to guess. The financial crisis and rising unemployment have put pressure on the levels of disposable income. Increasing savings levels by definition translate into less spending. Consequently, in the summer of 2010 we had to fine-tune our expectations for the remainder of the year.

In the second half of the year we registered a visible improvement in the Northeast of the U.S. Hannaford’s performance was best-in-class and increased its market share in a very competitive environment. Hannaford was also rewarded on several occasions for initiatives taken locally. Nevertheless, in most of the Southeast and thus for Food Lion and Sweetbay, business remained difficult.

Does this mean you will just wait till the storm blows over?

Georges Jacobs – Surely not! The New Game Plan is our engine for the future development of the Group. The implementation of the plan will give us the fuel for accelerated growth and enable us to strengthen Food Lion that appeared vulnerable to the economic crisis. So we didn’t sit back and wait by the fire for the weather to get better.

Pierre-Olivier Beckers – One should never waste a good crisis. We must keep thinking ahead and continue to strengthen our brands in all our markets. Successful companies are those that consistently cultivate and support their strong brands. And we are well aware that this should be an on-going process.

That sounds like you have an action plan ready?

Pierre-Olivier Beckers – The work we have done in the past few years around the development of new concepts and improvement of the shopping experience is very important and crucial for the future success of the Group. Our plans for 2011 include a lot of projects that will do exactly that.

Delhaize Group - Annual Report 2010 3

Delhaize Group indeed has many initiatives in the pipeline. This surely doesn’t make things easier?

Pierre-Olivier Beckers – The importance of simplicity is another key element of success. It is important to have simple structures that make fast and efficient decision making possible. In 2010, we already worked on that. I already mentioned the efforts done in the U.S. with the creation of Delhaize America but across the entire group we also worked on other cost saving initiatives. Through regional and local synergies we will succeed in achieving our target of EUR 500 million gross annual cost savings by the end of 2012. Simplification of the organization’s structures and processes will also put us in a better position to integrate future acquisitions.

In the New Game Plan these cost savings will fund future growth?

Pierre-Olivier Beckers – The realized cost savings have and will continue to fuel the many sales building initiatives such as price investments. Last year we reduced prices at all our banners. A better price position and an improved price perception are leading to more customer loyalty. This is the virtuous cycle of growth we want for our business.

Georges Jacobs – Talking about growth, let me mention that in 2010, despite the challenging times, we were able to increase our network with 68 stores bringing the total to 2 800 stores. As we announced on many occasions before, one of the ways we want to accelerate our sales is by putting more emphasis on new formats and new markets. That is how we ended up opening 16 Bottom Dollar Food stores in the U.S. and 21 new stores in Romania, of which 10 were Red Market.

Pierre-Olivier Beckers – And we will step up this effort in 2011. Our target is to open between 120 and 130 new stores. And once again the emphasis of the new openings will be on the new formats like Bottom Dollar Food in the U.S., Red Market in Europe, as well as openings in our newer markets like Greece, Romania and Indonesia. The confidence we have in our plans is the basis for a strong investment program of approximately EUR 900 million in 2011 to open new stores, remodel others and continue to upgrade our IT systems and logistics infrastructure.

Building sales in existing stores and more new store openings leading to higher volumes. A clear growth path. But what about your assortment in those stores?

Pierre-Olivier Beckers – There are two important elements that have to be monitored in achieving value leadership. Price as mentioned earlier is without any doubt an important one, but the quality and variety of the product offering is equally as important. Quality and price should reinforce each other and lead eventually to a unique shopping experience. Knowing that the consumer has less money to spend, he will ask more value for money. “More value for money” is a trend that we believe is here to stay; it will not disappear as we recover from the crisis. With our stronger focus on everyday low prices, we convince people that they get more value for money. Our investments in private brand should be seen in that perspective. Our private brands are indeed high quality products that live up to the high expectations of our customers, but at prices that are much lower than the national brands. We optimized our assortment, making it easier for the customer to choose and for us to manage, but without limiting the choice by offering products from our own selection.

Georges Jacobs – It‘s an evolution that customers clearly appreciate. The share of private brand products in their basket becomes more and more important. The growth figures are most apparent at Food Lion, Hannaford and Alfa Beta. In Belgium, private brand penetration already is on a very high level, but even so, we see that there is still room for more.

4

Apart from growth and efficiency, corporate responsibility (CR) is one of the pillars in the New Game Plan. From a CR point of view, where does Delhaize Group stand today?

Pierre-Olivier Beckers – Being a good corporate citizen has always been part of how we run the business at Delhaize Group. We look at corporate responsibility through three lenses: people, product and planet. All our operating companies continued their initiatives in these areas. Delhaize America implemented a sustainable seafood policy requiring all seafood suppliers to respect sustainable fishing practices. Hannaford, Sweetbay and Alfa Beta opened “green stores.” Green is more than just a color to us. We made great progress throughout the group to save on energy use. For instance, we continued to equip our store coolers with doors. At home it makes perfect sense to close the door of the refrigerator, so then why leave it open in a store?

Georges Jacobs – I want to elaborate a little on our associates. In 2010 many initiatives were taken for associate development. Since we cannot do business for people without people doing the business we attach great importance to this part of our New Game Plan. Our associates are the enablers of our strategy and we can never underestimate their value. And thus we want to invest in them. Through different training programs we want everyone to be able to do his job in the best possible conditions and with the tools he or she needs. Our operating companies organize a multitude of learning and development programs for our associates. At Group level for instance we introduced a few years ago the concept of the annual Leadership College where a small group of senior people get a mandate to investigate a hot topic for the company or the industry and formulate a recommendation to the Executive Committee while working at the same time on the development of their leadership skills.

Invest in new stores, in Food Lion, in private brand. What other priorities have you put forward for 2011?

Georges Jacobs – Just like we did in the previous years we will put a lot of emphasis in the development of the new store concepts and new markets. We will remodel around 100 stores and grow organically as well as through fill-in acquisition opportunities. For example, we want to use our Romanian and Greek platform for further growth in Southeast Europe. It is a region with a limited presence of international retailers that has enormous growth and margin potential.

Pierre-Olivier Beckers – Basically we will continue to roll out the New Game Plan. That means continuing to work on attractive sales building initiatives like price investments, strengthen our brands and solidify our position as value leader. We established this at Hannaford, in Belgium, Greece, Romania and Indonesia. Now the rest of the U.S. will follow the same path. The foundations are strong and enable us to accelerate our growth.

Finally, in 2011 we will focus on excellence in execution, everywhere, at all levels, in all functions, in our day-to-day operations and in the implementation of our bigger strategic initiatives. “Retail is detail” and execution, even in the details, is therefore of paramount importance in our business. We owe it to our customers.

Aligned around a common vision, sharing the same values and energized by a clear strategy, I am very confident that, together with all the teams across the group, we will deliver on our commitment to be amongst the best retailers in the world, for our customers, our associates, our shareholders and our communities.

Delhaize Group - Annual Report 2010 5

An International Group of Food Retailers with Local Identity

At the end of 2010, Delhaize Group operated companies in six countries on three continents: the United States, Europe and Asia. For reporting purposes, these companies have been grouped into four segments: the United States, Belgium, Greece and the Rest of the World.

Market

The U.S. is the largest market for Delhaize Group. At the end of 2010, Delhaize Group operated 1 627 stores under different banners in the U.S. With 2010 revenues of USD 18.8 billion (EUR 14.2 billion), Delhaize U.S. accounted for 68.1% of revenues of the Group. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S. With Food Lion, Delhaize U.S. is the largest in eight Southeastern and Mid-Atlantic markets and with Hannaford in two New England markets. Sweetbay is the third largest on the West-coast of Florida.

Performance

Brand positions

Market

Belgium is Delhaize Group’s historical home market. At the end of 2010, Delhaize Group operated a multi-format network of 805 stores in Belgium and the Grand-Duchy of Luxembourg. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service and started to offer on-line shopping. In 2010, Delhaize Belgium’s revenues of EUR 4.8 billion accounted for 23% of the Group total. Delhaize Group has a market share in Belgium of 26.3%.

Performance

Brand positions

Market

Alfa Beta’s network of 223 food stores under different banners has a very broad geographical presence in Greece. Revenues were EUR 1.6 billion (7.5% of the Group total). In 2010, Delhaize Group acquired all Alfa Beta minority shares and delisted the company from the Athens Stock Exchange.

Performance

Brand positions

Market

Delhaize Group’s Rest of World segment includes operations in Romania and Indonesia (Delhaize Group holds a 51% investment in Super Indo). In its 145 stores in these countries, Delhaize Group generated revenues of EUR 300 million in 2010 (1.4% of the Group total). Mega Image is the largest supermarket operator in Bucharest. Super Indo in Indonesia is the second largest supermarket chain in Jakarta, Indonesia

Performance

Brand positions

Delhaize Group - Annual Report 2010    7

deter-
mination
integrity
courage
humor
humility

# Our Vision & Values

**Nutritious, healthy, safe and affordable.**

**Together, we deliver the best of Delhaize for life.**

Together, we aspire to enrich the lives of our customers, associates and the communities we serve in a sustainable way.

Together, we offer assortments, products and services that are nutritious, healthy and safe, everyday, at prices all customers can afford.

We are connected with our colleagues across the Group. We learn, we grow talent and we innovate. We support, we respect and we inspire each other.

8

Our New Game Plan

Our Achievements

Strategic Priorities	Execution in 2010

Growth - Accelerate Profitable Revenue Growth

Price competitiveness	Group wide implementation of a new pricing strategy resulting in major price investments at Food Lion in the U.S. and the 6th consecutive wave of price decreases at Delhaize Belgium.

4-wall differentiation	Delhaize Belgium accelerated the roll-out of Delhaize Direct, an online shopping service. End of 2010 there were 60 collection points and 40 more to come in 2011.

Accelerated organic portfolio growth	We ended 2010 with 2 800 stores, an increase of 68 compared to last year. The focus was on new formats like Red Market and Bottom Dollar Food and on new markets like Indonesia and Romania.

M&A	Early 2011, Delhaize Group concluded an agreement to acquire 100% of the Serbian food retailer Delta Maxi Group.

Efficiency - Accelerate Best-in-Class Execution

Cash generation	The Excel Plan at Delhaize Belgium proved to be a real virtuous cycle. Lowering costs and using the proceeds to lower prices and generate sales growth.

Convergence & standardization	Creation of Delhaize America in 2010. One integrated company for all our U.S.-operations provides for back office support, integrated supply chain and common procurement management.

Leverage best practices	During 2010, the ground work was done for the creation of one single IT platform and organizational structure for Europe and Asia.

Corporate Responsibility - Product | People | Planet

Food safety	Percentage of private brand suppliers who have been certified by the Global Food Safety Initiative continued to increase.

Health and wellness	Recipes of different private brand products were changed to lower the fat or salt content.

Associate development	Defined minimum requirements for performance reviews. This progress is in line with the Group associate development strategy, which promotes the development of all associates across the organization.

Energy conservation	Opening of the first green store in Greece.

Responsible sourcing	Designed & implemented sustainable seafood policy that will be effective in U.S. as of the end of the second quarter of 2011.

Delhaize Group - Annual Report 2010    9

baby
ACTIV 2x
2X CONCENTRATED

# Our Strategy

## A Successful Strategy for Challenging Times

10

DELHAIZE GROUP AT A GLANCE | OUR STRATEGY | OUR ACTIVITIES IN 2010 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION

Delhaize Group's New Game Plan strategy leverages the strengths of the strong and proven platform of leading brands and market shares, high profitability and a solid balance sheet. The goal of the New Game Plan is to deliver value leadership in all our markets leading to superior revenue and profit growth, and to make Delhaize Group a more effective acquisition platform. The New Game Plan is built around three pillars: growth, efficiency and corporate responsibility.

GROWTH
EFFICIENCY
RESPONSIBILITY

Delhaize Group - Annual Report 2010 11

DELHAIZE GROUP AT A GLANCE | OUR STRATEGY | OUR ACTIVITIES IN 2010 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION
> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen

GROWTH

# Generate **profitable revenue** growth

Delhaize Group is active on three continents and in six countries. It includes a challenging and diverse portfolio of banners. Behind the scenes however they all live by the same vision and values. They share the same ambition to realize growth. Acceleration of growth is one of the strategic priorities of the New Game Plan. All our operating companies have developed initiatives to improve price competitiveness, strengthen the way our stores differentiate themselves from the competition and seize growth opportunities, both organic and through acquisitions.

**Price Competitiveness**
**Private Brands**
**New Formats**
**Differentiation through Innovation and New Assortments**
**Portfolio Maintenance**
**Network Growth**

**+29%** **revenue growth** Rest of the World

**+68** **net store addition** in 2010

Delhaize Group - Annual Report 2010 13

Price Competitiveness

The economic crisis has fundamentally changed the way consumers look at buying food. Price has become even more important. Delhaize Group believes that this focus on price will not go away anytime soon. At the same time, we believe that competitiveness is not only about price. Customers are looking for high quality products at low prices and a satisfying shopping experience. Our operating companies all aim to achieve the mix of these three elements, also called “value leadership.”

The New Game Plan strategy dramatically changed our operating companies’ price setting philosophy. In order to maximize our price competitiveness, our pricing strategies are now set in function of each market’s price leader. By allowing ourselves a limited bandwidth of price difference with this price leader, we know that, automatically our prices will be more competitive than the traditional supermarket operators.

At the beginning of the year, Food Lion lowered prices on thousands of items. The price changes focused on those items that matter most to the consumer. These changes mark the first year of a planned multi-year series of price investments to regain the historical price position and perception the Food Lion brand has always been known for. From the start, the program was supported by a strong communication campaign including radio and TV-ads. In the second half of the year, Food Lion also added some targeted promotions themed “More Ways to Save.” Despite the challenging economic conditions across most of our Food Lion markets, there has been a shift in consumer shopping behavior since the price decreases have been implemented. In 2011, Food Lion will continue to improve its price competitiveness, as well as strengthen its position with regard to customer service and assortment management.

Hannaford, our operations in the Northeastern U.S., also improved its price position and their value leadership in the market. This price position was communicated to customers in a television advertising campaign that drove impressions of Hannaford’s great value, healthy choices, well-kept stores and local products. Called “Conversations”, the ads featured real Hannaford shoppers talking about their experiences at our stores. After lowering more than 10 000 products in price in 2009, we continued our efforts on price perception and harvested the fruits of our effort: Hannaford gained market share and solidified the trust of consumers in a highly

The combination of an improved price positioning and a consistent high quality offering has proven to be a great recipe to deliver excellent growth figures and gain substantial market shares.

competitive environment. A price survey from the Massachusetts State Office of Consumer Affairs published in The Boston Globe showed Hannaford as the lowest priced supermarket among major competitors with deep roots in the Massachusetts market.

Delhaize Belgium continued its price repositioning campaign that started in 2008. The plan reached cruising speed in the summer of 2010 with the announcement of the sixth wave of price decreases in 18 months. Over the full year, another 2 000 products were permanently lowered in price, both national and private brand items. Delhaize Belgium has successfully changed its price position, leading to the best ever price satisfaction score in customers surveys, while at the same time maintaining its high quality image when it comes to products, service and the overall shopping experience. The combination of improved price positioning and consistent high quality offering has proven to be the perfect recipe to deliver excellent growth figures and gain substantial market shares.

Alfa Beta in Greece improved its price positioning amidst the worst financial and economic crisis the country has faced in decades. Thanks to the price investments done over the past years, Alfa Beta was in a good spot to offer distressed consumers competitive offers. During the year, Alfa Beta ran very successful campaigns, like Fthinopoli, to support these price decreases. This campaign ran for 13 weeks offering more than 120 basic product categories at a discount of up to 50%. Television ads, press insertions and robust in store communication supported the campaign’s success. The market in Greece as a whole shrank, however Alfa Beta succeeded in capturing additional market share. Our stores ended 2010 with 18.4% market share in Greece compared to 16.8% at the end of 2009.

Delhaize Group - Annual Report 2010 15

Private Brands

Private brands are a great way to achieve value leadership. All our operating companies have used their private brand assortments to improve their price competitiveness. In 2010, our results have once more greatly benefited from the investments in innovation of recent years.

Our assortments range from value lines such as the European brand 365 which offers a lower priced alternative for almost all the basic product needs, over our core house brands, to the more sophisticated gourmet products of Taste of Inspirations. Next to these, our operating companies have developed category specific assortments such as Home 360, Healthy Accents or Nature’s Place. Private brands have proven to be a great way to improve customer loyalty and a valuable tool to strengthen the brand equity of our stores. Indeed, the stronger the store brand, the more likely customers are willing to try the private brand products. Inversely, private brands that surprise customers will support those customers’ appreciation for the store brand.

In the U.S., private brands continue to increase in importance as more customers discover our attractively priced brand ranges as great alternatives to national brands. Private brands now account for 26.7% of sales at Food Lion. Also at Hannaford, private brand sales accounted for 27.4% of total revenues compared to 26.7% in 2009. In 2011, we will further streamline and develop our assortment. An entirely new assortment of value line products called MyEssentials will be rolled out across our U.S. operations in the second quarter and will replace our Smart Option assortment. We strongly believe that private brand in the U.S. has a lot of growth potential. The recession undoubtedly led customers to discover private brands, and coming out of the worst part of the economic downturn, the positive experience surely will secure a large part of this newly conquered public. Research by Mintel, an independent provider of market intelligence in the U.S., showed that 44% of Americans believe that private brand products are high quality and already about 40% would buy them.

At Delhaize Belgium, about half of the basket consists of private brand products. And we still continue to innovate and grow the assortment. Besides the existing category specific private brands like Care, Eco and Bio, an entirely new range of products were introduced in the summer of 2010 called Baby. It is a new product line of food for babies up to age 3, ranging from milk, fruit and vegetable varieties and the first solid food dishes from 18 months on. Our youngest customers have reacted enthusiastically as evidenced by the impressive sales results in this category, a clear sign of the strength and credibility of the Delhaize brand.

In Greece, development of new products also continues. Alfa Beta introduced the AB Terra Leaf product line with 15 new products. Additionally, Alfa Beta launched almost 300 new items under its different house brands. Private brand sales growth was an impressive 18% and contribution to total revenues reached 17.5%. At Super Indo private brand sales penetration is taking the same direction. Last year a number of European 365 products found their way to the Indonesian customers, with success. Growing brand awareness and the expansion of the assortment with 129 products to a total of almost 670, leads to an increase of the private brand sales of more than 45%. And, consistent with trends in the Group, Mega Image introduced the only private brand on the Romanian market dedicated to traditional products: “Gusturi Romanesti.” This new product range covers food products, focused solely on local sourcing.

New Formats

Attractive price levels, national and private brands come together in our new formats Red Market and Bottom Dollar Food, which we established in both existing and new markets. Our New Game Plan strategy includes an important acceleration in these formats.

Our low cost supermarkets are truly unique in that they offer our customers low priced products in a modern setting that still enables them to do full basket shopping, including a good assortment of fresh products and a convenient mix of private and national brands. The low cost structure of the store is the basis for sustainable low prices and has enabled us to do things differently. Some of these learnings have already been transplanted to our traditional supermarkets and many more will follow.

In Europe, we expanded the network of the low cost format Red Market. In Belgium, we added 3 stores. All Belgian Red Market stores are 100% self scanning and customers like the convenience this brings during their shopping trip. Comeos, the federation of the Belgian retail industry, awarded Red Market the Mercurius prize, commending its most innovative shopping experience. In Romania we opened 10 new Red Market stores and more could follow in the coming years. In Greece, 2 existing stores were converted to the Red Market banner. In the U.S., Bottom Dollar Food got a boost with the opening of 16 new stores in Philadelphia, an entirely new market for our Group. Bottom Dollar Food plans more store openings in that market. With almost 8 million people, Philadelphia is the 4th largest market in the U.S.

At the end of the year, our Romanian operations opened their first convenience store concept Shop & Go, complementing its traditional Mega Image supermarket stores. The Shop & Go convenience stores offer an assortment covering the daily food and non-food needs and further strengthen our proximity strategy in Romania.

Delhaize Group - Annual Report 2010 17

Differentiation through Innovation and New Assortments

Sales growth is based on the premise that our stores carry the right products at the right time in the right place. In short, all our customers need to find exactly what they need. And those needs are not necessarily the same in each area or each store. To that end, our operating companies invest a lot of time in understanding local assortment needs. Delhaize Belgium for instance, used data from its loyalty card program to reinforce assortment segmentation, in order to offer a store’s customers the products they want.

Customers not only want to find what they are looking for, they also want to be surprised with new products or items that make their life easier. As a result of these experiences, customers become the brand’s ambassadors. The challenge thus becomes maintaining a brand’s consistency, while at the same time incenting customers to discover new products and new ideas. This requires constant assortment analysis, looking for new consumer trends or even creating ones.

assortment of fresh meat products was introduced and for the ready meals a new Alfa Beta branded proposition was designed and developed. At Sweetbay in Florida, a wide range of products with a typical Hispanic touch were added to the assortment.

A growing number of customers attach great value to supporting their local communities. In that regard, Hannaford introduced its “Close to home” shelf tags in 2010 to call out local products. An average Hannaford store carries about 550 of these local products. In addition, a fall Harvest Sale featuring produce items from 200 local farms across the Hannaford market area offered markdowns as high as 50 to 75%. To support the local economy, Super Indo committed itself to buy local products like avocado, mango, dragon fruit, and baby oranges directly from the farmer.

Our Group has been a pioneer in the area of convenience foods and this remains a point of focus through today. In 2010 we continued this effort, offering our customers a wide assortment of products that make life easier. Under the Alfa Beta brand a new

Helping customers to pair the right foods is another way of making the shopping trip more convenient and less time consuming. Delhaize Belgium, renowned for its impressive wine selection, introduced visual aids to help customers select wines that would pair well with certain types of foods, from red meat, fish and poultry to spicy food, pasta and cheese. For customers that don’t have the time to prepare meals, Delhaize increased its assortment of prepared meals by 40%. The broader range of products offered resulted in an impressive increase in sales. Delhaize Belgium continuously renews its assortment of ready-made meals and sold almost 30 million of these in 2010.

Portfolio Maintenance

Our Group continuously monitors the performance of its store network. As economic circumstances change over time, underperforming stores need to be closed to secure the future of stores that are performing well. As a result, Delhaize Group can grow the profitability of its network. In 2010, our Group closed 18 and relocated 2 stores in the U.S., as part of a reorganization announced at the beginning of the year.

Network Growth

In 2010, Delhaize Group opened 110 new stores: 40 in the U.S., 28 in Belgium, 14 in Greece, 21 in Romania and 7 in Indonesia. At the end of the year, the worldwide network counted 2 800 stores. Growth was especially strong in our newer operations with 61 stores. These newer operations include both our newer geographical markets, Greece, Romania and Indonesia and our newer low cost formats Bottom Dollar Food in the U.S. and Red Market in Europe.

To complement organic growth, Delhaize Group seeks to seize acquisition opportunities in existing or new markets. Mergers and acquisitions are not a goal in itself; instead they enable us to strengthen our presence in existing markets, to complement our existing network or to enter in a new market. Growing our network means that we can better achieve economies of scale.

Delhaize Group - Annual Report 2010 19

DELHAIZE GROUP AT A GLANCE | OUR STRATEGY | OUR ACTIVITIES IN 2010 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION
> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen

# EFFICIENCY

# Pursue **best-in-class** execution

Our industry is characterized by high volumes. Multiple distribution centers to operate, thousands of products to handle, millions of customer transactions to process and billions of data to record. For those who want to be successful in this environment, efficiency is paramount. Due to the high volume nature of our business, every seemingly small saving that can be leveraged throughout the entire network, either locally, regionally or globally will generate significant resources that can be invested back into our operations.

**Regional Convergence and Standardization**

**Cash Generation through Local Initiatives**

**Customer Tools**

On target to achieve **EUR 500 million** gross annual cost savings by the end of 2012

**100% self scanning** at in Red Market in Belgium

Delhaize Group - Annual Report 2010 21

Regional Convergence and Standardization

The New Game Plan is built on the premise that cost savings generated from improving the Group’s efficiency will drive the many sales building initiatives. Delhaize Group identified EUR 300 million gross annual selling, general and administrative savings by the end of 2012. In 2010 the bar was raised and an extra EUR 200 million of gross annual savings were identified in the area of cost of goods sold to arrive at a total of EUR 500 million, half a billion, by the end of 2012.

Differentiate what is important to the consumer and converge what is not.

Where will these savings come from? How does one simplify a three continent, six country operation and very different cultures? By fully playing the scale and expertise of the Group, either through local or regional initiatives as well as through increased visibility. Like on price structure and on working capital. A common target can only be achieved if you have a clear view on how to get there.

Delhaize America as an umbrella

One of the most important elements of the New Game Plan was the creation of Delhaize America, the new umbrella organization for our operations in the U.S. Within this new organizational structure, a number of initiatives are ongoing to integrate the former three separate back offices, procurement and supply chain structures of Hannaford, Food Lion and Sweetbay. This is in line with our Group’s philosophy to differentiate what is important to the consumer and converge or standardize what is not important or visible to the customer. At the beginning of 2010, Delhaize America started to convert to a shared services platform for back office functions. Operations such as accounting, financial analysis, legal and business development have been centralized. In terms of systems, the entire U.S organization moved to one finance platform and started the harmonization of all human resources and payroll systems.

In 2010, Delhaize America announced the creation of one common procurement organization for all its operations. The new structure will support all U.S. banners with assortment and promotions planning and execution, sourcing, promotions and private brand management. It will enable our U.S. organization to speak with one voice to suppliers as one of the strongest players on the East Coast. At the same time, our individual U.S. brands will be better equipped to further develop their local commercial strategies. The new procurement organization was completed at the start of 2011 and will start to contribute during 2011.

In 2008, our U.S. operations started their multi-year program to create one single supply chain network. The network, based on one single IT-platform will enable us to combine buying volumes of our U.S operations and better manage inventory levels in the entire chain. During 2010, Delhaize America successfully made the transition to common warehouse, transportation and core procurement systems supporting all of our banners and fully linking and establishing common processes across our 12 U.S. distribution centers.

European IT structure

Convergence of IT systems and structures is also on the agenda in Europe. During 2010, a new vision was adopted for the IT organization in Europe. The plan is to create one single platform and organizational structure for Europe and Asia over the next three years. The move to one single platform will facilitate integration and render our IT operations less costly and complex. The plan is also to optimize the number of applications in function of local needs and structure the IT department around three centers of excellence: ERP-supply chain systems, retail operations and engineering. Realizing this will be a tremendous undertaking, but the benefits will result in a competitive advantage. The ground work for this evolution or even revolution was laid in 2010. In the end, the Group will enjoy more comfort and the operations will run more efficiently and thus less costly.

In 2010, Delhaize Belgium successfully concluded its 3-year Excel Plan that started in 2008 and aimed at accelerating growth and improving profitability. The plan included many sales building initiatives as well as a large variety of projects to increase efficiency and generate cost savings.

Some were relatively easy such as the review of maintenance, consulting or other purchased third party services. Others were more complex, such as improved transportation planning and backhauling. Some required significant capital expenditures to obtain the planned savings. The best example here is the construction of the brand new automated distribution center near Brussels for ultra fresh products like cheese, sliced meats, poultry and fresh ready meals. 2010 was the first full year of operation of the new facility. It gradually increased its capacity and significantly improved productivity. The facility is unique in that sense that it enables Delhaize Belgium to offer smaller order sizes to the large park of small convenience and proximity stores in its store network. As such, the new distribution center combines three essential elements: it improves the productivity of the logistics function;

it improves freshness of the products to the store and as a result, helps to grow sales. Alfa Beta also invested in the expansion and modernization of its distribution centers. In Inofita, close to Athens, our Greek operations opened a new facility for fresh products measuring 30 000 m² for fresh, ultra-fresh and frozen products. In addition, productivity improved due to the installation of voice picking in two warehouses for fresh produce.

As in prior years, our operating companies continued to test and implement systems that help associates in the stores to manage inventory. At Delhaize Belgium, further improvements were made to the combination of assortment management, planogram software and computer assisted ordering. In short, a combination of tools to have the right product in the right place and in the right quantity in all of our stores. During 2010, 22 stores were included in the test and in 2011, 70 more will follow.

Delhaize Group - Annual Report 2010 23

Customer Tools

In-store

Efficiency contributes to a pleasant shopping experience. Especially for the growing contingent of time-pressed shoppers that visit our stores. That is why all of our operating companies continue to develop new in-store customer technology. And our Group has long been a pioneer in this area: Delhaize Belgium was the first in Europe to introduce handheld self scanners in its stores. Today, self scanning has become almost common practice in our company-operated supermarkets in Belgium.

More recent developments, but equally important from a convenience and efficiency standpoint, are quick-scan and self-checkout technology. Both systems, with or without the use of handheld scanners, enable shoppers to quickly breeze through the checkout process. In Belgium, 71 stores are now equiped with self-pay booths and another 27 stores have installed quick-scan technology. The New Generation Store, which serves as an example for all new stores and stores to be remodeled, combines all these technologies. In Greece the same systems were tested in a number of stores and will be implemented in more stores during 2011. In the U.S., a number of Food Lion stores were upgraded to the latest generation of self-checkout systems. This new technology offers a user-friendly interface with animated demonstrations to guide the customer through the process. Check-out associates are equipped with wireless remote approval handhelds that allow them to monitor all self-checkout lanes simultaneously and interact with the customers if needed.

All our Red Market stores in Belgium are 100% equipped with self-scanning handhelds as it is part of the “quickest” shopping experience in the whole country. Additionally, to speed up the checkout process even more, the stores use a checkout flow system based on the first-come-first-serve principle used at airport counters. Even though this does not require technological inventions, the impact this has on the customers’ perception of shopping speed is impressive.

Besides speed, for most customers the availability of information in stores is also very important. Two new Bloom stores received the latest in touch screen electronic kiosks, offering large high definition 37” vertical displays. The kiosks offer integrated scanner and price check capability. Recipe and product location software also continues to run on these devices and were upgraded to take advantage of the larger high resolution screens. Bloom is considering to replace existing kiosks with the 37” vertical display in its stores in 2011.

Out-of-store

Social media have an ever increasing impact on society and thus on our customers. And so is the use of mobile phone and smart phones. Research by ForeSee Results, a market research company specializing in website applications, found that 33% of respondents use their mobile phones to access retail websites. In addition, 26% more indicated that they will use their mobile device to use the retailer’s website or app in the future. Delhaize Group is ready for that future.

In the U.S., Food Lion developed an app for smart phones that gives customers easy access to weekly specials, lets them build and manage virtual shopping lists, download recipes and locate the closest Food Lion store. In cooperation with Athensbook, a portal application for iPhone, a similar project was undertaken by Alfa Beta in Greece. The application allows visitors to find the nearest Alfa Beta store, depending on the user’s location. Every two weeks, new promotional placeholders are uploaded with selected products.

At the end of 2010, Hannaford had more than tripled its fans on Facebook up to 12 000 and to over 2 000 followers on Twitter. Hannaford uses these platforms to integrate marketing and merchandising messaging to drive traffic to its website, www.hannaford.com. By signing up to myHannaford, digital customers can browse products, create shopping lists and get recipes. Customers with dietary needs can even use the Guiding Stars Food Finder to fill their basket with items healthful for them. With only one click they can get their weekly flyer online and add items from the flyer to their shopping list they take to the store.

Sometimes even a visit to the store to do the grocery shopping is no longer necessary. In Belgium an increasing number of customers simply shops at the virtual Delhaize store, called Delhaize Direct. Click, shop and afterwards pick up the groceries at one of the pick-up points in the network. We strongly believe in this format as an increasing number of our customers want to be able to shop outside the opening hours of a traditional store. Delhaize Direct offers just that kind of service. In 2010, we accelerated the creation of the Delhaize Direct pick-up points, including the first one in Luxemburg and the first one in an affiliated store, and ended the year with a total of 60. By the end of 2011, another 40 will be added. Following the success in Belgium, the internet shopping formula will also be introduced in other countries, like in Greece.

Delhaize Group - Annual Report 2010 25

DELHAIZE GROUP AT A GLANCE | OUR STRATEGY | OUR ACTIVITIES IN 2010 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION
> Generate Profitable Revenue Growth > Pursue Best-in-Class Execution > Operate as a Responsible Corporate Citizen

# RESPONSIBILITY

## Operate as a **responsible** corporate **citizen**

Corporate Responsibility ("CR") is an integral part of our New Game Plan strategy. It is an essential condition to sustain growth and efficiency. While acting as a responsible corporate citizen has been part of our approach since the founding of our company, the integration of CR into our New Game Plan provides us with the required tools to foster a more sustainable business model.

2010 was the second full year that we operated under our new **Group-wide CR Strategy**. Developed around the three pillars- products, people and planet, we identified strategic goals as most material at the Group level.

**Healthier Products**
**Healthier People**
**Healthier Planet**
**2011 and Beyond**

**20%**
**carbon emission reduction** target by 2020

**More details on how we manage CR can be found on http://www.delhaizegroup.com/en/CorporateResponsibility**

Delhaize Group - Annual Report 2010 27

Even in the challenging environment of 2010, we made sure to continue to deliver value for money so that our customers can live a healthy life and buy sustainable products without compromising their budgets. We moved forward as a Group on issues such as reducing greenhouse gas emissions and applying a common code of conduct for labor standards in the supply chain and we also strengthened the local roots of our companies.

2010 has shown us that our core opportunity and challenge in operating responsibly is to move forward with the strength of our Group without losing our strong local identities.

The section below provides a summary of our 2010 progress against one selected strategic Group goal per focus area. More details and progress against our complete CR goals will be provided in our CR Report 2010.

Healthier Products

Health & Wellness

Strategic goal: Improve health and wellness communications, particularly in the areas of affordability and disease control

During 2010, each Delhaize Group banner continued to adjust its communication strategy to reach the diverse customers’ base and wider communities. The use of social media and innovative technologies to promote the use of Guiding Stars in our customers’ buying choices in the U.S. emerged in 2010 and supported individualized communication around healthy eating. Delhaize Belgium earned much attention and media coverage with its Fit Heroes campaign, which aims to raise the awareness among children about the importance of healthy food and physical exercise. Set up around a board game, cards could be collected through purchases in our stores. An interactive website was developed to support the game. Alfa Beta, Mega Image and Super Indo also conducted health campaigns to promote healthy eating habits.

Food Safety

Strategic goal: Audit all private brand suppliers for food safety compliance

Delhaize Group is committed to food safety audits in the supply chain for private brand products. This goes beyond food safety regulations and helps us ensure that the highest safety standards are adhered to throughout the supply chain. During 2010, we continued to increase the percentage of our private brand suppliers who have achieved a certification from GFSI (Global Food Safety Initiative), the international organization for food safety that focuses specifically on the retail sector.

Responsible Sourcing

Strategic goal: Work with Non Governmental Organizations (NGO) to assess the sustainability of our seafood products and develop strategy moving forward

In the summer of 2010, Delhaize America announced that it was moving to sell all fresh, frozen and canned seafood only from sources that are managed in a sustainable way. Delhaize America’s sustainable seafood policy, which went into effect March 31, 2010, requires suppliers to verify that seafood is coming from sources managed for sustainability and encourages local sourcing. At Delhaize Belgium a similar initiative took place in partnership with World Wildlife Fund (WWF) for the development of a sustainable sourcing policy for fresh seafood. In 2010, Delhaize Belgium and WWF developed a Sustainable Fish Guide to inform consumers about the sustainability of the fresh fish species available in our stores. The goal in Belgium is to move towards a 100% responsible seafood supply by the end of 2012.

Delhaize Group - Annual Report 2010 29

Healthier People

Associate Health and Wellness

Strategic goal: Use nutritional programs to improve associate health and wellness

With more products getting labeled every year, our nutritional information system, Guiding Stars, continues to show its benefits as it helps busy shoppers in the U.S. to quickly identify food items that offer the most nutrition for the calories. It helps customers to make healthy choices. Delhaize Group also wants its associates to make healthy choices for their own and their families. We now offer an educational and training program to new associates in the U.S. on Guiding Stars and organize contests encouraging associates to use online healthy shopping tools.

Associate Development

Strategic goal: Ensure that all associates go through an annual documented performance dialogue process, including a development plan where appropriate

To ensure a common performance review framework across the banners, Delhaize Group defined minimum requirements that a performance review should cover, including written documentation, a face-to-face exchange, goal setting, mid-year check-in and a compliance measurement. The process not only measures the job performance of associates but also their ability to integrate the Group’s vision and values in delivering against the goals.

The performance review is a solid tool to support an efficient talent planning. This progress is in line with the Group associate development strategy, which promotes the development of all associates across the organization. It also helps strengthen Delhaize Group’s performance management culture. We continued to increase the percentage of associates getting reviews, toward the goal of 100% by end of 2011.

Healthier Planet

Climate Change

Strategic goal: Set carbon footprint reduction targets and review annually

In 2010, the Climate Change Synergy Team, which includes environmental experts from each operating company, aligned different local energy targets to set a common Group level emission reduction goal. Through a reduction of our company’s emissions from energy, refrigerants and transportation, Delhaize Group aims to reduce its carbon emissions by 20% per square meter by 2020, over the baseline year of 2008.

In 2010 we took important steps in this direction. Energy efficient and ecologically conscientious stores became leading examples, both in reducing emissions and lessening broader ecological impact. We moved from one certified green store in 2009 to a total of five in 2010. We received LEED certification for three stores in the U.S. and opened Greece’s first green supermarket. Building green stores helps us to identify opportunities we can transfer to our existing stores, leveraging the scale of our network to decrease our overall footprint.

Delhaize Belgium continued its efforts in energy efficiency through several measures such as the installation of doors on all fridges and converting to low power lighting solutions. In addition more square meters of solar panels were installed on distribution centers and stores.

2011 and Beyond

Being a good corporate citizen is a continuous journey. We acknowledge the need to better use our leverage, from raw materials to end consumption, to positively impact society and the planet. We will continue to integrate and strengthen our CR processes and strategy at Group and local levels in light of key emerging trends, such as the sustainability of global food supplies and increasing obesity rates.

Delhaize Group - Annual Report 2010 31

# Our Activities

## Financial & Business Review

32

DELHAIZE GROUP AT A GLANCE | OUR STRATEGY | OUR ACTIVITIES IN 2010 | CORPORATE GOVERNANCE STATEMENT | RISK FACTORS | FINANCIAL STATEMENTS | SHAREHOLDER INFORMATION

# FINANCIAL REVIEW

- Revenue growth of 4.6% at actual exchange rates
- Operating profit of EUR 1 024 million
- High free cash flow generation of EUR 665 million
- Operating margin of 4.9%
- Proposed gross dividend of EUR 1.72 per share, 7.5% higher than last year

# BUSINESS REVIEW

## United States

- Added net 20 new stores for a total of 1 627
- 72 stores remodeled or expanded
- Bottom Dollar Food made its entry in the Philadelphia area
- Continued cost-reduction programs and price investments
- Creation of Delhaize America, one integrated company for all our U.S.-operations

SEE MORE ON PAGE 38

## Belgium

- Added 13 net stores for a total of 805
- Realized highest comparable sales growth in 7 years
- Concluded "Excel Plan 2008-2010" with strong results

SEE MORE ON PAGE 42

## Greece

- Added 7 stores for a total of 223
- Introduced low cost format Red Market
- Increased market share to 18.4%
- Opened a new distribution center of 30 000 m²

SEE MORE ON PAGE 44

## Indonesia

- Added 7 stores for a total of 73
- Lowered prices on 3 000 products and increased promotional campaigns
- Penetration rate of private brand doubled

SEE MORE ON PAGE 46

## Romania

- Added 21 stores for a total of 72
- 10 Red Markets stores opened
- Introduced new Shop & Go concept
- Private brand assortment increased with 44%

SEE MORE ON PAGE 48

Delhaize Group - Annual Report 2010 33

Financial Review

Income Statement

In 2010, Delhaize Group generated revenues of EUR 20.8 billion. Compared to 2009, this represents an increase of 1.0% at identical exchange rates or 4.6% at actual exchange rates, due to the strengthening of the U.S. dollar by 5.2% against the euro compared to 2009. Organic revenue growth was 0.9%.

Delhaize Group ended 2010 with a sales network of 2 800 stores, an increase of 68 stores compared to 2009, including the addition of 16 Bottom Dollar Food stores in the U.S. and 21 new stores in Romania of which 10 Red Market stores.

The U.S. operating companies generated 68.1% of Group revenues, Belgium 23.0%, Greece 7.5% and the Rest of the World segment (Romania and Indonesia) 1.4%.

In 2010, our U.S. operations generated revenues of USD 18.8 billion (EUR 14.2 billion), a decrease of 1.0% over 2009 in local currency. Comparable store sales decreased by 2.0%.

Revenue evolution was impacted by prudent consumer spending and a competitive environment which stayed very promotional. Our U.S. operating companies, in particular Food Lion, made important price investments as part of our

New Game Plan. Underlying volume trends improved in the second half of the year as a result of these price investments and of target promotional offers at Food Lion that were funded in part by ongoing cost savings initiatives.

Revenues at Delhaize Belgium amounted to EUR 4.8 billion in 2010, a 4.0% increase over 2009. Comparable store sales growth was 3.2%, the highest comparable growth in the last seven years, entirely due to volume growth. Delhaize Belgium continued to benefit from consecutive waves of price investments started three years ago, supported by strong communication and targeted promotional activities. Market share for the year grew by 61 basis points to 26.3% (source: AC Nielsen).

In 2010, revenues in Greece grew by 6.3% to EUR 1.6 billion, a strong performance despite a difficult economic environment. Market share increased by 160 basis points to 18.4% (source: AC Nielsen). Revenues of the Rest of the World segment (Romania and Indonesia) of Delhaize Group increased by 20.5% (at identical exchange rates) in 2010 to EUR 300 million mainly as a result of the expansion of the store network in both countries.

Gross margin stayed stable at 25.7% of revenues. In the U.S., gross margin decreased by 32 basis points to 27.6% as a result of price investments which started at the beginning of 2010, especially at Food Lion, and partly offset by better supplier terms. At Delhaize Belgium, gross margin increased by 72 basis points to 20.8% of revenues as a result of sustained improvements in supplier terms and lower logistics costs due to the opening of our new distribution center for fresh products in September 2009 that had a significant positive impact on productivity. In Greece, gross margin increased by 42 basis points to 24.3% mainly as a result of better supplier terms as well.

Other operating income amounted to EUR 85 million in 2010 compared to EUR 78 million in 2009 and increased mainly due to higher income from waste recycling activities in the U.S. as a result of higher paper prices.

Non-GAAP Measures

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of this report p. 143. A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on p. 156. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

Selling, general and administrative expenses (“SG&A”) amounted to 21.1% of revenues (increase of five basis points at actual exchange rates) and were flat compared to last year at identical exchange rates. In the U.S., SG&A as a percentage of revenues slightly increased (+11 basis points) to 22.5% as a result of negative sales leverage in the Southeast of the U.S., almost entirely offset by major cost reduction efforts, in particular better labor scheduling and productivity increases. At Delhaize Belgium, SG&A expenses decreased by 17 basis points to 16.5% of revenues mainly as a result of positive sales leveraging and cost saving efforts being the result of the “Excel 2008-2010” plan. In Greece, SG&A increased by 23 basis points to 20.4% of revenues as a consequence of salary increases and additional taxes due to government measures.

Other operating expenses amounted to EUR 20 million in 2010, compared to EUR 69 million in 2009. The 2009 amount was mainly the result of the U.S. restructuring charge of USD 29 million (EUR 21 million) and the U.S. store closing and impairment charges of USD 32 million (EUR 23 million), while an impairment charge of EUR 14 million was recorded in 2010.

At 4.9%, Delhaize Group’s operating margin was again one of the highest in the industry and up from 4.7% in 2009 (4.9% in 2009 excluding the EUR 44 million charges). Operating profit increased by 8.7% to EUR 1 024 million at actual exchange rates. Excluding the U.S. restructuring, store closing and impairment charge in 2009, operating profit stayed stable at identical exchange rates.

Delhaize Group’s U.S. business contributed 71.2% of the total Group operating profit (excluding the Corporate segment), Delhaize Belgium 22.3%, Greece 6.0% and the “Rest of the World” segment 0.5%.

Net financial expenses amounted to EUR 203 million, a decrease of 3.4% compared to last year at identical exchange rates and mainly due to the positive impact of the 2009 bond refinancing and of the 2010 debt exchange, higher income on financial investments and lower interest rates on our floating rate debt denominated in U.S. dollar. At the end of 2010, the average interest rate on our long-term debt was 5.1% compared to 5.7% at the end of 2009.

In 2010, Delhaize Group’s profit before tax and discontinued operations increased by 11.0% to EUR 821 million mainly as a result of higher operating profit.

In 2010, income taxes amounted to EUR 245 million, a 7.6% increase compared to 2009. The effective tax rate decreased from 30.8% to 29.8% mainly as a result of the impact of the organizational restructuring in the U.S. implemented in 2009 and the debt exchange offer in the fourth quarter of 2010.

Net profit from continuing operations increased by 12.5% at actual exchange rates (+8.6% at identical exchange rates) and amounted to EUR 576 million compared to EUR 512 million in 2009 or EUR 5.74 basic per share (EUR 5.07 in 2009).

The result from discontinued operations, net of tax, amounted to EUR 8 million in 2009 and included a gain on the divestment of our German operations.

Group share in net profit amounted to EUR 574 million, an increase of 11.7% at actual exchange rates (+7.9% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 5.73 (EUR 5.16 in 2009) and diluted net profit EUR 5.68 (EUR 5.08 in 2009).

Delhaize Group - Annual Report 2010    35

Cash Flow Statement

In 2010, net cash provided by operating activities amounted to EUR 1 317 million, an increase of 12.1% at actual exchange rates (8.6% at identical exchange rates) compared to 2009 as a result of lower taxes paid in 2010 mainly due to the positive impact of the debt exchange completed in 2010 and tax optimization opportunities in the U.S., partly offset by unfavorable changes in operating assets and liabilities resulting from higher receivables from affiliated stores at Delhaize Belgium and major improvements in working capital realized in 2009.

Net cash used in investing activities amounted to EUR 665 million, an increase of 19.6% compared to 2009. This is mainly due to capital expenditures that were EUR 140 million higher than in prior year as a result of intentionally delayed spending in 2009 on store renewals in the U.S., partly offset by less business acquisitions than in 2009.

Capital expenditures increased by 26.8% to EUR 660 million, or 3.2% of revenues. At identical exchange rates, capital expenditures increased by 22.7%, mainly due to higher store remodeling activity in the U.S. and in Greece. In 2010, 62.0% of total capital expenditures were invested in the U.S. activities of the Group, 19.5% in the Belgian operations, 11.4% in Greece; 5.8% in the Rest of the World segment and 1.3% in Corporate activities.

Investments in new store openings amounted to EUR 196 million (29.7% of total capital expenditures), an increase of 9.7% compared to EUR 179 in 2009. Delhaize Group invested EUR 167 million (25.3% of capital expenditures) in store remodeling and expansions (EUR 112 million in 2009).

In 2010, Delhaize Group remodeled or expanded 72 supermarkets in the U.S.,

including 31 stores in the markets of Richmond, Virginia and Greenville, North Carolina. In addition, 18 supermarkets were remodeled in Belgium in 2010.

Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 297 million (45.0% of total capital expenditures), compared to EUR 229 million in 2009.

Net cash used in financing activities amounted to EUR 343 million, a decrease of EUR 153 million compared to the prior year mainly due to the higher number of Alfa Beta shares purchased in 2009 than in 2010 (EUR 108 million in 2009 compared to EUR 47 million in 2010). The Group decreased its short-term borrowings by EUR 42 million in 2010 as a result of lower cash needs thanks to higher free cash flow generation during the year.

In 2010, Delhaize Group generated free cash flow of EUR 665 million or 3.2% of revenues, an increase of EUR 39 million compared to last year despite higher capital expenditures, as a result of higher cash provided by operating activities.

Balance Sheet

At the end of 2010, Delhaize Group’s total assets amounted to EUR 10.9 billion, 11.8% higher than at the end of 2009, mainly as a result of the strengthening of the US dollar by 7.8% compared to the euro between the two balance sheet dates.

At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores, an increase of 68 stores compared to 2009. Of these stores, 331 were owned by the Company. Delhaize Group also owned 12 warehousing facilities in the U.S., 7 in Belgium, 4 in Greece and 2 in the Rest of the World segment.

At the end of 2010, total equity had increased by 15.0% to EUR 5.1 billion as a result of the net profit and other comprehensive income of the year and favorable impact of stock option activity offset partly by the payment of dividends of EUR 162 million and the purchase of non controlling interests (EUR 47 million). The number of Delhaize Group shares, including treasury shares, increased in 2010 by 684 655 newly issued shares to 102 million. Delhaize Group owned 988 860 treasury shares at the end of 2010.

At the end of 2010, Delhaize Group’s net debt amounted to EUR 1.8 billion, a decrease of EUR 276 million compared to EUR 2.1 billion at the end of December 2009, mainly as a result of strong free cash flow generation.

At the end of 2010, Delhaize Group had total annual minimum operating lease commitments for 2011 of EUR 269 million, including EUR 13 million related to closed stores. These leases generally have terms that range between 1 and 40 years with renewal options ranging from 3 to 36 years.

Events after Balance Sheet Date

In February 2011, Delhaize Group has been notified that some Greek former shareholders of Alfa Beta Vassilopoulos S.A. have filed a claim in front of the Court of First Instance of Athens challenging the price paid by Delhaize Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Please refer to Note 35 for more information related to this matter.

On March 3, 2011, Delhaize Group announced to have reached an agreement to acquire 100% of the Serbian retailer Delta Maxi Group, an acquisition that will make Delhaize Group a leading retailer in Southeastern Europe. Through combining Delta Maxi Group with its existing network in Greece and Romania, Delhaize Group expects to generate approximately EUR 3.4 billion in annual sales through 800 stores at the end of 2011. The transaction is expected to be closed in the third quarter of 2011.

Delhaize Group - Annual Report 2010 37

Market Environment*

The U.S. economic environment remained very challenging in 2010. Gross domestic product growth was 2.8%, a little better than the 2.4% in 2009. The federal government launched USD 790 billion in fiscal stimulus measures to be used in the next 10 years and of which a large portion was already used in 2010. Consumer spending was heavily impacted by unemployment levels with customers increasingly using coupons, food stamps and shifting to private brand assortments. About 9.5% of the active American population remained jobless, down from the 10.1% peak in 2009. In spite of improving growth and stable to lower jobless rates, American households remained very cautious in their spending behavior. On an annual basis, retail sales showed an increase of 0.6%, resulting from a weak first half and a modest recovery in the second part of the year.

Different job markets and diverging growth trends result in very different economic realities between our U.S. markets. The recovery in the Northeast started in the second half of the year and gained momentum in the fourth quarter while the Southeastern economy proved to be less resilient. At the end of 2010, the unemployment rate in some Southeastern states significantly exceeded the national average.

General inflation returned in 2010 and stood at a modest 1.5% for the year. Mainly as a result of increases in the fourth quarter, food inflation hovered around 1% after amounting to 0.5% in 2009.

Strategy

Delhaize America operates different banners along the U.S. East coast, from Maine all the way down to Florida and covering 16 states. The Northeast is served by Hannaford through its large sized traditional supermarkets with large assortments of fresh products and with most including a pharmacy. In the Southeast and Mid-Atlantic States, Delhaize America operates its Food Lion, Bloom, Bottom Dollar Food and Harveys brands. Food Lion is a typical neighborhood supermarket focusing on price, shopping experience and assortment. Bloom offers a unique and innovative shopping experience and Bottom Dollar Food is the low cost supermarket targeting price conscious and time starved customers with its full basket discount formula. Harveys is a strong local supermarket banner in rural Georgia, South Carolina and the Northern part of Florida. Sweetbay serves customers in West-Central Florida with its fresh products, service and a large assortment of Hispanic foods. All banners in the U.S. offer highly competitive prices while at the same time executing their local go-to-market strategies differentiating them strongly from the competition. At the beginning of 2010, a new pricing strategy was implemented, that enabled our operations to significantly lower the gap with the price leader in the market.

Since the beginning of 2010 all these different banners are managed by one common organization, Delhaize America. Organized in two locations, one in the Southeast and one in the Northeast, all back-office operations are managed at group level.

*	Source: tradingeconomics.com & Economist Intelligence Unit

As of December 31, 2010

Stores	1 167 (-2)	65	44 (+16)	69 (-1)	177 (+6)	105 (+1)
Area	Southeast and Mid-Atlantic	Maryland, Virginia, North Carolina, South Carolina	Maryland, Virginia, North Carolina	Georgia, Northern Florida and South Carolina	Northeast	Westcoast of Florida
Format	Supermarket	Supermarket	Discount	Supermarket	Supermarket	Supermarket
Surface range (sq.ft.)	25 000-45 500	30 000-45 000	25 000-40 000	25 000-45 000	25 000-55 000	25 000-50 000
Number of products	15 000-20 000	21 000-25 000	6 500-8 000	15 000-20 000	25 000-46 000	28 000-41 500

				2010	2009	Change
Number of stores				1 627	1 607	20
Revenues(1)				18 807	18 994	-1.0%
Operating profit(1)				998	1 016	-1.8%
Operating margin				5.3%	5.4%	-4bps
Capital expenditures				543	461	+17.5%
Number of associates				103 839	104 655	-816

(1) In millions of USD

Delhaize Group - Annual Report 2010    39

Network

Delhaize America ended 2010 with 1 627 supermarkets. An important step for Delhaize Group was the entry in the Philadelphia market with the opening of 16 Bottom Dollar Food stores. This new market is the 4th largest in the U.S. with a population of almost 8 million. Growth potential comes from the high retail fragmentation and the limited presence of discount stores. With a combination of both national and private brands at highly competitive prices, Bottom Dollar Food offers an entirely new shopping experience.

Financial Results

Delhaize Group’s U.S. operations generated USD 18.8 billion in revenues, a decrease of 1.0% in local currency. Comparable store sales decreased with 2.0%. In 2010, particularly Food Lion, made important price investments as part of the New Game Plan. By doing so the banners in the Food Lion family started to make up for the ground lost in the previous years. In the second half of the year, the U.S. operations managed to improve underlying volume trends as a result of the price investments made earlier in the year and targeted promotional offers at Food Lion.

The price investments had a limited impact on gross margin due to the positive effect of better supplier negotiations. Gross margin was 27.6% in 2010 or 32 basis points lower than in 2009. Selling, general and administrative expenses as a percentage of revenues slightly increased with 11 basis points to 22.5% as a result of negative sales leverage in the Southeast of the U.S., almost entirely offset by major cost reductions efforts, in particular better labor scheduling and productivity increases. The operating margin of our U.S. business decreased by 4 basis points to 5.3% as a result of a lower gross margin due to price investments, almost stable selling, general and administrative expenses and offset by lower other operating expenses due to the USD 61 million restructuring, store closing and impairment charge in 2009. Operating profit for our U.S. operations decreased by 1.8% to USD 1.0 billion (EUR 753 million).

Capital expenditures amounted to USD 543 million compared to USD 461 million in 2009.

In the second half of the year, the U.S. operations managed to improve underlying volume trends as a result of the price investments made earlier in the year and targeted promotional offers at Food Lion.

Delhaize Group - Annual Report 2010 41

Market Environment*

As in most other European countries, the recession that hit the world economy also lingered on in Belgium. Consumer sentiment improved gradually throughout the year and allowed private consumption to grow by 1.5% in 2010. GDP growth remained positive throughout the whole year and ended at 2.1% for the full year. General inflation increased moderately and food inflation came out at 1.5%. The unemployment rate was 8.4% compared to 8.3% in 2009. Customers remained cautious as a result of the uncertain economic and political environment. The competitive environment remained challenging and focused on price.

Strategy

Delhaize Belgium operates a wide variety of company-operated and affiliated store formats including supermarkets, convenience and proximity stores, specialty stores and the recently added low cost supermarkets Red Market. Delhaize Belgium strives to be the market value leader by combining competitive prices with high-quality assortments. Delhaize Belgium’s strategy is focused on 5 pillars fully in line with the New Game Plan to achieve profitable and sustainable sales growth: assortment differentiation, convenient assortments, competitive pricing, efficient execution and strict cost control and continued network growth. Delhaize Belgium is recognized for its food expertise and corporate citizenship.

Network

In 2010, Delhaize Belgium added 13 net stores across the different formats and ended the year with a network of 805 stores. As in prior years, the affiliated store model for supermarkets and convenience stores remained a fast growing segment for Delhaize Belgium. Delhaize Group is committed to a strong partnership and cooperation with affiliated stores. As a result, affiliated store operators again invested heavily in the renewal of their stores and adopted technologies and concepts first tested in the company operated stores. In 2010, a number of affiliated stores added Delhaize Direct to their offering. More will follow in 2011.

In 2010, Delhaize Belgium continued to upgrade its network. In total, 17 stores were remodeled. Towards the end of the year, Delhaize Belgium opened two New Generation Stores including new checkout lines, improved merchandising techniques in the fresh departments, new decor and in-store communication elements. These new stores will serve as a model for the rest of the network in Belgium. In 2011, Delhaize Belgium plans to convert another 18 stores to the New Generation concept.

Early 2011, Delhaize Belgium launched a new strategic plan called Target 2015.

Building on the success of the Excel 2008-2010 plan, Target 2015 focuses on 4 axes: Be Bigger, Be Better, Be Responsible and Be Leaders.

Financial Results

Delhaize Belgium generated EUR 4.8 billion in revenues in 2010, an increase of 4% compared to 2009. Comparable sales growth was 3.2%, the highest level in the last 7 years and entirely as a result of volume growth.

Over the last three years, Delhaize Belgium’s sustained investments through 8 consecutive waves of price decreases have significantly improved its price position, a fact confirmed in the annual price comparison study by the country’s leading consumer organization. Supported by targeted communication activities, price perception has reached its best level in years. Strong commercial dynamics were the foundation of this result. Market share increased 61 basis points to 26.3% (Source: AC Nielsen), one of the highest levels ever achieved.

2010 was the third and last year of the “Excel 2008-2010” plan, driving sales and increasing efficiency. Delhaize Belgium invested heavily in the efficiency of logistics and transportation. The new semi-automated distribution center for fresh products that opened in the fall of 2009 reached cruising speed in 2010 and contributed significantly to increase productivity of logistics.

In 2010 gross margin increased for the second consecutive year with more than 70 basis points and ended at 20.8%. Additionally, Delhaize Belgium succeeded in lowering its selling, general and administrative expenses by 17 basis points to 16.5% of revenues. The combination of sales leverage, better supplier terms, efficiencies in logistics and lower electricity and advertising expenses, pushed the operating margin of Delhaize Belgium almost 100 basis points higher to 4.9%. Operating profit increased with 28.2%.

Total capital expenditures at Delhaize Belgium amounted to EUR 128 million, an increase of 11.5% compared to a year earlier.

*	Source: www.tradingeconomics.com

As of December 31, 2010

Stores	147 (+3)	5 (+3)	223	18	188 (-1)	84 (+4)	140 (+4)
Format	Company operated supermarkets	Company operated low-cost supermarkets	Affiliated supermarkets	Company operated convenience stores	Affiliated convenience stores	Affiliated convenience stores	Franchised and company operated petfood stores
Average surface (sq.m.)	1 919	750-1 500	1 125	503	495	141	454
Number of products	17 000	5 700	12 000	6 500	6 500	2 000	3 600

					2010	2009	Change
Number of stores					805	792	13
Revenues(1)					4 800	4 616	4.0%
Operating profit					236	185	28.2%
Operating margin					4.9%	4.0%	+93bps
Capital expenditures					128	115	11.7%
Number of associates					17 207	17 058	256

(1) In millions of EUR

Delhaize Group - Annual Report 2010 43

Market Environment

After contracting 2.9% in 2009, the Greek economy did not improve in 2010. Gross domestic product declined with 4.8% making it one of the worst performances in decades. At the end of the third quarter, economic activity reached a record low. Unemployment figures continued to increase and reached 12.4% at the end of the year, the highest level since the first quarter of 2000. Consumer confidence was heavily impacted. In order to get access to an IMF lending facility to support public finances, a draconian austerity package was implemented in 2010. The prospects of falling real wages and higher taxes resulted in a decrease of public consumption of 4.3%.

Strategy

Alfa Beta operates a rapidly growing multi-format store network, including supermarkets, proximity stores and cash and carry stores. The stores offer a large assortment, including fresh and organic products and local specialties. Alfa Beta is known for its modern facilities, high quality service and convenience. Initially focused on the capital of Athens and the surrounding province, Alfa Beta has recently expanded into other areas of the country through a combination of organic and external growth. Through the conversion of 2 existing stores, Delhaize Group also introduced the low cost format Red Market in Greece.

Network

At the end of 2010, Alfa Beta operated 223 stores or 7 more than in 2009. Network expansion included the opening of the green store located in Stamata. Alfa Beta strengthened its position in Northern Greece with 2 new locations; the conversion of 8 stores acquired in the previous year and another 13 stores. Within the banner portfolio some shifts were made to better respond to regional and demographical elements. In 2010, the two Lion Food stores were converted to Red Market.

To support the store network, Alfa Beta invested in a new distribution center of 30 000 m², centralizing cold chilled products like dairy, poultry, fish, eggs, fresh juice and deli. Voice picking technology was introduced in distribution centers for certain product categories and will be further rolled out in 2011.

Financial Results

Despite the difficult market environment Alfa Beta realized strong revenue growth. Revenues came out at keep EUR 1.6 billion together, an increase of 6.3% compared to 2009. Consumers have become more price conscious, focusing more on cheaper alternatives even within private label brands. The Fthinopoli promotion campaign at the end of the year gave sales an extra boost and helped Alfa Beta to reach a higher market share of 18.4%. (Source: AC Nielsen).

Private brand sales demonstrated growth versus last year of 18% bringing its contribution in total retail sales at 17.5%.

Alfa Beta realized a gross margin of 24.3% in 2010, compared to 23.8% the year before. This was to a large extent the result of better supplier terms. Selling, general and administrative expenses increased with 23 basis points to a level of 20.4% of revenues. As a result, the operating margin of Alfa Beta remained stable at 4.0% of revenues in 2010. In combination with higher revenues this resulted in a 6.9% higher operating profit.

Alfa Beta’s total capital expenditures at the end of 2010 came out at EUR 75 million, compared to EUR 57 million in prior year.

As of December 31, 2010

Stores	157 (+5)	16 (+3)	18 (-2)	19	11 (+1)	2
Area	Company- operated supermarkets	Company- operated urban convenience store	Affiliated convenience store	Affiliated convenience store	Cash & carry stores	Company- operated low-cost supermarkets
Average surface (sq.m.)	1 253	440	220	510	2 368	950
Number of products	13 300	4 150	4 250	6 750	8 200	3 000

				2010	2009	Change
Number of stores				223	216	7
Revenues(1)				1563	1471	6.3%
Operating profit				63	59	6.9%
Operating margin				4.0%	4.0%	+2bps
Capital expenditures(1)				75	57	31.8%
Number of associates				9857	9586	271

(1)	In millions of EUR

Delhaize Group - Annual Report 2010    45

Delhaize Group is also active in Romania and Indonesia. These two promising regions are served by our brands Mega Image and Super Indo (51% owned by Delhaize Group). Together, but each with their own go-to-market strategy, they make up the Rest of the World segment.

INDONESIA

Market Environment*

With around 230 million people, Indonesia is the world’s fourth most populated country. In line with the region’s performance, Indonesia presented impressive growth figures last year. After a weaker 2009, GDP growth was 6.9% for 2010 and unemployment decreased to 7.1%. Consumer confidence started to rise again. Private consumption increased with 5.3% and continued to be the main driver of economic growth. As was the case in most Asian countries, inflation was a cause of concern. Core inflation surged in December to 6.7%, a 20-month high. Food items make up about 20% of the inflation basket, food inflation amounted to 9.4% for the year.

Strategy

Super Indo (51% owned by Delhaize Group) operates supermarkets in Jakarta, the capital of Indonesia and in other larger cities on the island of Java, such as Bandung, Yogkarta and Surabaya. Super Indo supermarkets are efficiently run stores which offer a wide variety of fresh products, with a focus on produce and fresh meat, at low prices. The offer of high-quality perishables is an important element of differentiation from the competition.

Store Network and Operations

In a relatively stable and prosperous, albeit inflationary, market Super Indo continued to work on competitive pricing. In April 2010, Super indo lowered prices on 3 000 products and increased promotional campaigns. This was made possible by improving the buying conditions from suppliers and through effective cost management. A special effort was made on the level of private brands. The number of products offered almost doubled, while the penetration rate of private brand as percentage of sales increased from 3% to almost 7%. Super Indo continued to improve its assortment variety by adding 182 new items to their private brand program ending 2010 with 670 different items. 4.5 % of these are coming from 365 and CARE brands alone. Offering more private brand is an important strategic choice for Super Indo, next to the assortment of fresh products, especially fresh meat.

The 73 Super Indo stores serve customers in a promising growth region. Well aware of the potential in part of the world, Delhaize Group launched an intensive Retail Management Training, aimed at building ownership and engagement to the future leaders and preparing the organization for network expansion.

*	Source: www.tradingeconomics.com

As of December 31, 2010

Stores	73 (+7)
Number of associates	4 614
Area	Java, Sumatra
Format	Supermarket
Average surface (sq.m.)	1 000
Number of products	8 700

Delhaize Group - Annual Report 2010    47

ROMANIA

As of December 31, 2010

Stores	72 (+21)
Number of associates	2 998
Area	Bucharest, Constana, Ploiesti
Format	Supermarket
Average surface (sq.m.)	610
Number of products	5 900

Market Environment*

As was the case in most of the economies in Southeastern Europe, 2010 was a tough year for Romania. In the third quarter, with a negative real GDP growth of 2.2%, the country moved into recession. Economic growth, based on GDP figures, was negative 1.2%. Overall inflation was with almost 8%, much higher than the target set by the central bank and partially induced by higher sales taxes. Food prices rose 6.5% in 2010 with the biggest price increases for vegetables, fruits, edible oil and bakery products. Looking forward things are looking a little better. The European Bank for Reconstruction and Development raised its forecast for GDP growth in 2011 from 0.9% to 1.1%. After reaching historically high levels around 7% midyear, unemployment rates started to improve in the latter part of the year. The buying power of the Romanians was severely impacted by the austerity measures taken by the government in order to meet the budget requirements imposed by the IMF. Private consumption in 2010 declined with 1.7%.

Strategy

Mega Image operates neighborhood supermarkets that focus on variety, fresh offering, proximity and competitive prices. It particularly focuses on dense urban areas, with special attention to location convenience. This is done through three different banners: Mega Image, Red Market and Shop & Go.

Store Network and Operations

Mega Image’s store network is heavily concentrated in and around the capital Bucharest. During 2010, Mega Image accelerated its expansion with the opening of 10 Red Market stores in more rural and less populated areas outside of the capital.

Competitive pricing became even more important during 2010. Mega Image invested in lowering prices. Strong communication campaigns such as “Small prices all the time” aimed at convincing customers of the network competitive price position. Weekly price checks of around 3 000 items enable the company to maintain its pricing current. Another important trump card to attract customers is the ever increasing offering of strong private brand products. The assortment increased with 44% to approximately 1 500 sku’s and now accounts for almost 10% of sales.

Mega Image’s procurement function works closely together with Alfa Beta in Greece in order to optimize buying conditions and assortments.

REST OF THE WORLD SEGMENT PERFORMANCE

The financial results of Mega Image in Romania and Super Indo in Indonesia are reported together and represent the segment “Rest of the World” of Delhaize Group.

Revenues in the segment “Rest of the World” amounted to EUR 300 million, an increase of 20.5% versus the prior year at identical exchange rates. In Romania, revenue growth was supported by network expansion, competitive pricing and assortment renewal. In Indonesia the addition of new stores and higher sales of perishables supported sales growth.

Better supplier conditions and better cost control resulted in operating profit of EUR 5 million compared to a loss of EUR 1 million a year earlier. In Romania. Capital expenditures in the “Rest of the World” segment amounted to EUR 38 million compared to EUR 13 million in 2009.

*	Source: www.tradingeconomics.com

	2010	2009	Change

Revenues(1)	300	233	28.9%

Operating profit(1)	5	-1	N/A

Operating margin	1.8%	-0.3%	+212bps

Capital expenditures(1)	38	13	180.8%

(1)	In millions of EUR

Delhaize Group - Annual Report 2010    49

Corporate Governance Statement

BOARD OF DIRECTORS

Count Jacobs de Hagen (1940)

Chairman since 2005

Board member of Belgacom,

SN Brussels Airlines

Former President of the Executive

Committee of UCB

Former Chairman of the Board of UCB

Former Management Committee

Member and Honorary Chairman of Federation of Belgian Companies

Former President of BUSINESSEUROPE

Dr. at Laws, Master of Econ.

Sciences, Master of Economics

Elected 2003

Pierre-Olivier Beckers (1960)

President and CEO since 1999

President of the Belgian Olympic and Interfederal Committee

Former Co-Chairman of The Consumer Goods Forum

Former board member and Chairman of Food Marketing Institute

Board member and former Chairman of CIES

Master in Applied Economics,

MBA

Elected 1995

Claire Babrowski (1957) Former EVP/COO Toy’s “R” Us Former COO and acting CEO of RadioShack Former Senior EVP and Chief Restaurant Operations Officer of McDonald’s Corp. MBA Elected 2006	Hugh G. Farrington (1945) Former President and CEO of Hannaford Former Vice Chairman of Delhaize America Former Executive Vice President of Delhaize Group BA in History, MA in Education Elected 2005

François Cornélis (1949)

Vice Chairman of the Executive

Committee of Total and President of Chemicals Division

Chairman of the Royal

Automobile Club of Belgium

Chairman of European Chemical Industry Council (CEFIC)

Director of Sofina

Member of Global Advisory

Council of Conference Board and

Chairman of European Steering

Committee

Civil Engineer

Elected 2008

Robert J. Murray (1941)

Former Chairman, President and CEO of New England Business Service

Former EVP North Atlantic Group Gillette

Former Board member of Hannaford

Board member of LoJack Corp.,

The Hannover Insurance Group,

IDEXX Corp., Tupperware Brands Corp.

Bachelor of Science in Business Administration, MBA

Elected 2001

Count Goblet d’Alviella (1948)

CEO of Sofina

Vice Chairman of the Board of

Sofina

Board member at GDF Suez,

Eurazeo, Danone, Caledonia

Investments and Henex

Former Managing Director of

Paine Webber Group

Commercial Engineer, MBA

Elected 2001

Didier Smits (1962) Managing Director of Papeteries Aubry Former Manager of Advanced Technics Company Master in Econ. and Fin. Sciences Elected 1996

Count de Pret Roose de Calesberg (1944)

Former CFO of Umicore and UCB

Board member of AB InBev,

Umicore, UCB and Sibelco

Member of the Supervisory

Board of Lesaffre & Cie

Commercial Engineer

Elected 2002

Jack L. Stahl (1953)

Former President and CEO of Revlon

Former President and COO of The Coca-Cola Company

Former Group President and CFO of Coca-Cola North America

Former Board member at Schering-Plough

Board member of Dr. Pepper Snapple Group

Board member of non profit organizations

MBA

Appointed by the Board in 2008,

Elected 2009

Jacques de Vaucleroy (1961)

CEO of the Northern, Central

and Eastern Europe Region

(NORCEE) of Axa

Former Member Executive Board

ING Group and CEO of ING

Insurance Europe

Degree in Law, Master of

Business Law

Elected 2005

Baron Vansteenkiste (1947)

Vice Chairman and former CEO of Recticel

Board member and Chairman of Sioen

Former Chairman of the Board of Spector Photo Group and Telindus Group

Board member at Spector Photo Group,

Ter Beke Vleeswaren, Companie du Bois Sauvage, Fortis Bank

Former Chairman of Federation of Enterprises in Belgium

Civil Engineer

Elected 2005

EXECUTIVE COMMITTEE

Pierre-Olivier Beckers (1960)

President and CEO Delhaize Group

Belgium’s Bel 20 CEO of the Year 2009

Manager of the Year 2000

(Trends/Tendances)

Master in Applied Economics, MBA

Joined Delhaize Group in 1983

Nicolas Hollanders (1962) EVP of Human Resources, IT & Sustainability Delhaize Group Master in Law and Notary Law, Post Graduate in Economics Joined Delhaize Group in 2007

Ronald C. Hodge (1948) EVP Delhaize Group and CEO of Delhaize America since March 1st, 2011 BS in Business Administration Joined Hannaford in 1980	Kostas Macheras (1953) EVP Delhaize Group and CEO of Southeastern Europe since January 15th, 2010 Hellenic Management Association Manager of the Year 2008 BA, MBA Joined Alfa Beta in 1997

Stéfan Descheemaeker (1960) EVP and CFO Delhaize Group Master in Commercial Engineering Joined Delhaize Group in 2009

Michael R. Waller (1953)

EVP, General Counsel and

General Secretary

Delhaize Group

President Director

of Super Indo since April 1st, 2011

BA in Psychology, Juris Doctorate

Joined Delhaize America in 2000

Michel Eeckhout (1949) EVP Delhaize Group and CEO Delhaize Belgium Master in Economics, Executive Master in General Management Joined Delhaize Group in 1978

The following former Directors and Executives have been granted an honorary title in gratitude for their contribution to Delhaize Group:

•	Honorary Chairman and Chief Executive Officer: Chevalier Beckers, Baron de Vaucleroy

•	Honorary Chairman and Director: Mr. Frans Vreys

•	Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson, Mrs. Victor Wolff-Vieujant

•	Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ‘t Wallant

•	Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals, Mr. Renaud Cogels

•	Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

Delhaize Group - Annual Report 2010 51

The Delhaize Group Board of Directors and its management ensure that the Company serves the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with all applicable laws and regulations. Delhaize Group strives to continually earn investor confidence by being a leader in good corporate governance, complying with the law wherever it operates and providing clear, consistent and transparent communication about its strategy and performance. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

Corporate Governance Charter of Delhaize Group

Delhaize Group follows the corporate governance principles described in the 2009 Belgian Code on Corporate Governance and adopted this 2009 Code as its reference Code. The Belgian Code on Corporate Governance is available at: www.corporategovernancecommittee.be.

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group’s Corporate Governance Charter.

The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company’s website (www.delhaizegroup.com). The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company, which together with applicable law, the securities exchange rules and the Company’s Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance Statement in the annual report focuses, as recommended by the Belgian Code on Corporate Governance, on factual information relating to the Company’s corporate governance, including changes in the Company’s corporate governance structure together with relevant events that took place during 2010.

The Board of Directors

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its best corporate interests. This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities the Company has to its customers, associates, suppliers and the communities where it operates. To achieve this, the Board of Directors, as the Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company’s Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2010, the Board of Directors of Delhaize Group consisted of 12 members, including 11 non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current composition of the Board and its committees against current and future conditions and circumstances. This assessment is made on the basis of knowledge, experience, integrity, diversity, complementary skills such as understanding of retail, finance and marketing, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board and the Audit Committee must be an “audit committee financial expert” as defined by U.S. federal securities laws.

Evaluation of the Board of Directors

Periodically, and at least every two years, the Board evaluates its overall performance. In the Board’s view, this is best accomplished by the entire Board under the leadership of the Chairman, with the assistance of the Remuneration and Nomination Committee and of an external specialist when deemed appropriate. Generally, the assessments are done at the same time as the review of Board membership criteria. The purpose of this assessment is to enhance the effectiveness of the Board as a whole and should specifically review areas in which the Board and/or the management believe the Board may be more effective. The review of the Board as a whole necessarily includes consideration of each director’s overall contribution to the work of the Board. The results of each Board evaluation are discussed with the full Board. Additionally, each Committee of the Board conducts an evaluation periodically, and at least every two years, of such Committee’s performance and reports the results of the evaluation to the Board.

The performance of individual directors is reviewed by the Remuneration and Nomination Committee when a director is being considered for re-nomination. The Remuneration and Nomination Committee chooses the method and criteria for these reviews. If, at any time, the Board determines that an individual director is not meeting the established performance standards and qualification guidelines, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of the non-performing director.

52

Delhaize Group Board of Directors and Committee Membership in 2010

Name (year of birth)	Position		Director Since	Term Expires	Membership Audit Committee		Membership Remuneration and Nomination Committee
Count Jacobs de Hagen (1940)	Chairman	(1)	May 2003	2012			Chair
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director		May 1995	2012
Claire Babrowski (1957)	Director	(1)	May 2006	2012	X
François Cornélis (1949)	Director	(1)	May 2008	2011
Count de Pret Roose de Calesberg (1944)	Director	(1)	May 2002	2011	X
Jacques de Vaucleroy (1961)	Director	(1)	May 2005	2011
Hugh G. Farrington (1945)	Director	(1)	May 2005	2011			X
Count Goblet d’Alviella (1948)	Director		May 2001	2013			X
Robert J. Murray (1941)	Director		May 2001	2012	Chair	(2)	X(3)
Didier Smits (1962)	Director		May 1996	2012
Jack L. Stahl (1953)	Director	(1)	August 2008	2014	Chair	(2)
Baron Vansteenkiste (1947)	Director	(1)	May 2005	2011	X	(2)

(1)	Independent director under the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2)

Mr. Jack L. Stahl assumed chairmanship of the Audit Committee, and Baron Vansteenkiste joined the Audit Committee, both effective May 27, 2010 in replacement of Mr. Robert J. Murray, who resigned as Chair and member of the Audit Committee as of that date because he is no longer independent under the Belgian Company Code.

(3)

Mr. Robert J. Murray resigned from the Remuneration and Nomination Committee effective January 1, 2011 based on a new Belgian requirement effective as of that date requiring that a majority of that Committee’s members be independent under the Belgian Company Code. The membership in that Committee was reduced from four members to three members at that time.

Activity Report of the Board in 2010

In 2010, the Board of Directors met seven times. All directors were present or represented at all of those meetings with the exception of Mr. François Cornélis, who was excused at one meeting.

In 2010, the Board’s activities included, among others:

•	Regular closed sessions with the Chief Executive Officer of Delhaize Group;

•	Two-day annual strategic session on key strategic issues and related follow-up discussions;

•	Approval of the annual budget and the three-year financial plan;

•	Regular business reviews;

•	Review of forecasts;

•	Review and approval of quarterly and annual financial statements;

•

Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, Management’s Report on the annual accounts and the consolidated financial statements, and the annual report;

•	Approval of changes to Executive Management Committee;

•	Approval of revenues and earnings press releases;
•	Approval of the publication of the Corporate Responsibility Report 2009;

•	Review and decision on possible acquisitions and divestitures;

•	Regular review and update on treasury matters;

•	Reports of Committee Chairmen and decisions on Committee recommendations;

•	Call and adoption of the agenda of the Ordinary General Meeting;

•	Nomination of directors for renewal of their directors’ mandate and assessment of their independence;

•	Approval of a senior notes exchange offer

•	Approval of new tender offer by subsidiary on publicly held shares of Alfa Beta;

•	Self-evaluation of the board of directors; and

•	Review of the Terms of Reference of the Board of Directors and of its committees.

Nomination and Tenure of Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a recent Belgian law, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In March 2010, the Board of Directors decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The Ordinary General Meeting held on May 27, 2010 decided to renew the director’s mandate of (i) Mr. Robert J. Murray for a term of two years, (ii) Count Goblet d’Alviella for a term of three years and (iii) Mr. Jack L. Stahl for a term of four years.

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of Mr. Hugh Farrington for a term of three years and Mr. Jacques de Vaucleroy and Baron Vansteenkiste for a term of four years to the shareholders for approval at the Ordinary General Meeting to be held on May 26, 2011. Count de Pret Roose de Calesberg and Mr. François Cornélis each will not stand for renewal when their respective current mandates expire at the Ordinary General Meeting to be held on May 26, 2011.

Proposed Appointment of New Directors

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the appointment of Mr. Jean-Pierre Hansen and Mr. William G. McEwan as directors for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 26, 2011.

Delhaize Group - Annual Report 2010 53

Independence of Directors

In March 2011, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules.

Based on the information provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Count Goblet d’Alviella, Mr. Robert J. Murray and Mr. Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules. Based on determinations made up to and including the Ordinary General Meeting of 2010, the shareholders have determined that all current directors are independent under the criteria of the Belgian Company Code, with the exception of the directors mentioned above. Such determinations have been made, as applicable, either upon a director’s election or re-election to the Board by an Ordinary General Meeting or at the Ordinary General Meeting held in 2004 under applicable transition rules.

Didier Smits (effective May 2009), Count Goblet d’Alviella and Mr. Robert J. Murray (both effective May 2010) are no longer independent under the criteria of the Belgian Company Code because they have served on the Board of Directors as non-executive director for more than three consecutive terms.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules and determined that, based on the information provided by Mr. Jean-Pierre Hansen and Mr. William G. McEwan, they qualify as independent under all these criteria. At the Ordinary General Meeting of May 26, 2011, the Board will propose that the shareholders acknowledge that Mr. Jacques de Vaucleroy, Baron Vansteenkiste, Mr. Jean-Pierre Hansen and Mr. William G. McEwan are independent within the meaning of the Belgian Company Code.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee. The table on page 53 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.

Audit Committee

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management. The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company’s Corporate Governance Charter.

The Audit Committee is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance, the SEC rules and the NYSE rules. The composition of the Audit Committee can be found in the table on page 53. The Board of Directors has determined that Mr. Robert J. Murray (who resigned as Chair and member of the Audit Committee on May 27, 2010), Count de Pret Roose de Calesberg, Mrs. Claire Babrowski, Mr. Jack L. Stahl and Baron Vansteenkiste are “audit committee financial experts” as defined under applicable U.S. law. The Remuneration and Nomination Committee and the Board of Directors have adequately considered the competence and the skills of the members of the Audit Committee on an individual as well as on a collective basis and considered that such members meet all the required competencies and skills to exercise the functions pertaining to the Audit Committee. Most members of the Audit Committee are holders of a master’s degree in Business Administration and most members of the Audit Committee have held or continue to hold a position as Chief Executive Officer, Chief Financial Officer or Chief Operating Officer in

multinational groups. All members of the Audit Committee are considered to be experts in accounting and auditing for Belgian law purposes.

In 2010, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings

The activities of the Audit Committee in 2010 included, among others:

•	Review of financial statements and related revenues and earnings press releases;

•	Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements;

•	Review of changes, as applicable, in accounting principles and valuation rules;

•	Review of the Internal Audit Plan;

•	Review of major financial risk exposures and the steps taken by management to monitor, control and disclose such exposures;

•	Review of Management’s Representation Letter;

•	Review of the Audit Committee Charter Required Actions Checklist;

•	Review of reports concerning the policy on complaints (SOX 301 Reports Policy/ Sentinel line);

•	Review of SOX 404 compliance plan for 2010;

•	Review of reports provided by the General Counsel;

•	Review and evaluation of the lead partner of the independent auditor;

•	Holding separate closed sessions with the independent auditor and with the Company’s Chief Audit Officer;

•	Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services;

•	Review of required communications from the independent auditor;

•	Review and approval of the Statutory Auditor’s global audit plan for 2010;

•	Self-evaluation of the audit committee;

•	Supervision of the performance of external auditor and supervision of internal audit function;

•	Review of the Company’s Related Party Transaction Policy; and

•	Review of the Audit Committee Terms of Reference.

54

Remuneration and Nomination Committee

The Remuneration & Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee (“the RNC”), which are attached as Exhibit C to the Company’s Corporate Governance Charter.

The RNC is composed solely of non-executive directors. All of them were independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules until May 27, 2010. As of that date, half of them were independent since Count Goblet d’Alviella and Mr. Robert J. Murray lost their independence under the criteria of the Belgian Company Code because they have served on the Board of Directors as non-executive director for more than three consecutive terms. Effective January 1, 2011, a majority of the members of the Remuneration and Nomination Committee are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules because Mr. Robert J. Murray resigned as member of the Remuneration and Nomination Committee as of that date. The composition of the RNC can be found in the table on page 53. The RNC membership satisfies the Belgian legal requirement that it has sufficient expertise in the field of remuneration policy.

In 2010, the RNC met nine times. All RNC members attended all of those meetings with the exception of Count Goblet d’Alviella, who was excused at one meeting.

The RNC reviewed and approved all components of Company executive pay and made recommendations to the Board of Directors.

The activities of the RNC in 2010 included among others:

•	Review of and recommendation for senior management compensation individually and review of variable remuneration for other levels of management in the aggregate;

•	Review of the application of the share ownership guidelines (applicable as of 2008);

•	Recommendation for Board approval of director nominations and directors’ compensation;
•	Review of succession planning for Executive Management;

•	Recommendation of approval of 2009 annual incentive bonus funding (payout in 2010);

•	Review of and recommendation on long-term incentive programs;

•	Recommendation on 2010 Board remuneration;

•	Recommendation on renewal of director mandates and review of independence qualifications;

•	Review of and recommendation on independence of Board members;

•	Review of implementation of Belgian retirement plan;

•	Self-evaluation of the RNC; and

•	Review of the RNC Terms of Reference.

Executive Management

Chief Executive Officer and Executive Committee

Delhaize Group’s Chief Executive Officer, Mr. Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as “Executive Management”). Under Belgian law, the Board of Directors has the power to delegate under certain conditions its global management authority to a management committee (“comité de direction/ directiecomité”). However, the Board of Directors of Delhaize Group has never delegated its global management authority to the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of Executive Management are attached as Exhibit D to the Company’s Corporate Governance Charter.

The composition of the Executive Committee can be found on page 51 of this report.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors of Delhaize Group.

Remuneration Report

Delhaize Group wants to provide its shareholders and all other stakeholders with consistent and transparent information on executive compensation.

In this remuneration report we include information on the following topics:

•	The applied remuneration policy during 2010;

•	The role and involvement of various parties in executive compensation analysis and the related decision-making processes;

•	Director remuneration;

•	Executive Management compensation; and

•	Share ownership guidelines.

Remuneration Policy applied during 2010

During the reported year, the Company applied the remuneration policy for directors and Executive Management as it can be found in Exhibit E of the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup. com. No changes have been made in the Remuneration Policy during 2010.

Delhaize Group strongly believes in rewarding talent and experience. Accordingly, Delhaize Group’s remuneration policy is designed to provide incentives for delivering strong growth and high returns for shareholders so that we can attract and retain talented directors and executives.

The policy’s goal is to reward individual and Company performance in a manner that aligns the interests of the Company’s executives, directors and shareholders while also taking into account market practices and the differences between the Group’s operating companies. Delhaize Group has consistently applied this policy in the past years.

As of March 9th, 2011, the Company does not intend to substantially alter the Remuneration Policy in the coming two years.

Role and Involvement of Various Parties in Executive Compensation Analysis and Decisions

Role of Remuneration & Nomination Committee

The composition and activities of the Remuneration and Nomination Committee are discussed on page 53 and on this page.

Delhaize Group - Annual Report 2010    55

Role of Executive Officers in Executive Compensation Decisions

The Company’s Chief Executive Officer makes recommendations concerning compensation for all senior executives other than himself, and presents those recommendations to the RNC. The compensation recommendations take into account the results of the annual performance review for each executive. The Company’s Executive Vice President for Human Resources assists the Chief Executive Officer in this process.

Role of Outside Compensation Consultant

During 2010, and as in years before, the Company hired an independent compensation consultant to assist the RNC in its understanding and review of market practices. This consultant worked with Company management to obtain background information and related support in formulating recommendations.

Director Remuneration

The Company’s directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, and not to exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders is EUR 80 000 per year, per director, increased with an additional amount of up to EUR 10 000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5 000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 160 000 per year (including any amount due as Chairman or member of any standing committee).

Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director for the Company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Individual director remuneration for the fiscal years 2010, 2009 and 2008 is presented in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in EUR)	2008	2009	2010
Non-Executive Directors
Count Jacobs de Hagen	160 000	160 000	160 000
Count Goblet d’Alviella	85 000	85 000	85 000
Claire Babrowski	85 000	85 000	85 000
Count de Pret Roose de Calesberg	85 000	85 000	85 000
François Cornélis(1)	48 791	80 000	80 000
Hugh Farrington	85 000	85 000	85 000
Robert J. Murray(2)	95 000	95 000	89 038
Dr. William Roper(3)	46 739	0	0
Didier Smits(4)	85 000	82 033	80 000
Jack Stahl(5)	33 261	82 967	87 981
Baron Vansteenkiste(6)	80 000	80 000	82 981
Jacques de Vaucleroy	80 000	80 000	80 000

Total Non-Executive Directors	968 791	1 000 000	1 000 000

Executive Director
Pierre-Olivier Beckers(7)	80 000	80 000	80 000

Total	1 048 791	1 080 000	1 080 000

(1)	Prorated: Mr Cornélis became member of the Board of Directors effective May 22, 2008.
(2)	Prorated: Mr Murray resigned from the Audit Committee effective May 27, 2010.
(3)	Prorated: Mr Roper resigned from the Board of Directors effective July 31, 2008.
(4)	Prorated: Mr Smits resigned from the Audit Committee effective May 28, 2009.
(5)	Prorated: Mr Stahl became member of the Board of Directors effective August 1, 2008, member of the Audit Committee effective May 28, 2009 and chairman of the Audit Committee effective May 27, 2010.
(6)	Prorated: Baron Vansteenkiste became member of the Audit Committee effectieve May 27, 2010.
(7)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Executive Management Compensation

The term “Executive Management” refers to the individuals who are members of the Delhaize Group Executive Committee.

Delhaize Group’s Remuneration Policy is tailored to emphasize the delivery of strong annual earnings growth as well as sustained increases in shareholder value in the long term. Short-term performance is rewarded in cash while long-term performance is rewarded through a combination of cash and equity-based instruments. In the following paragraphs, we outline in detail the different components of Executive Management compensation and illustrate its evolution over time.

The executive compensation package includes the following components:

•	Base salary;

•	Annual bonus;

•	Long-term incentives (“LTI”); and

•	Other benefits, retirement and post-employment benefits.

When determining a compensation package, the RNC considers all of these elements.

In general, these components can be categorized as either fixed or variable. The base salary and other benefits, retirement and post-employment benefits are considered fixed. The annual bonus and the different components of the long-term incentives are considered variable.

Delhaize Group believes that the current proportion of fixed versus variable pay offers its executives the right incentives to optimize both the short-term and long-term objectives of the Company and its shareholders.

The following graphs illustrate the proportion of fixed versus variable compensation for both the CEO and other members of Executive Management. These charts reflect base salary, annual bonus and performance cash components granted in 2010.

56

The tables used in the following sections of this report are based on the actual payments received during the year and not on the amounts granted for the year, i.e., 2010 payments include cash received based on annual bonus earned in 2009 and performance cash grants received over the performance period 2007-2009.

The following graphs illustrate the split of the variable remuneration paid per component for the CEO and other members of Executive Management.

Base Salary

Base salary is a key component of the compensation package, both on its own and because annual target awards and long-term incentive awards are denominated as percentages of base salary.

Base salaries are established and adjusted as a result of an annual review process. This review process considers market practices. The following table summarizes base salary paid to the CEO and the other members of Executive Management for the period 2008-2010.

Base Salary* in millions EUR	CEO	Other Members of Executive Management**
		Number of persons	Payout
2010	0.9	7	2.7
2009	0.9	7	3.1
2008	0.9	7	2.9

*	Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the company.
**

For 2008 these numbers include the pro-rata share of compensation of Craig Owens who left the Company on September 3, 2008. For 2010 they include the pro-rata share of compensation of Rick Anicetti who left the Company on May 21, 2010.

Annual Bonus

The annual bonus rewards short-term performance of the Executive Management. The annual bonus is a cash award for achieving performance goals related to the individual and the Company. The annual bonus is a variable part of executive compensation.

The annual bonus paid in a year is a reflection of performance during the previous year against Board approved targets. The target bonus for the current year is expressed as a percentage of the annual base salary of the individual for that year. The annual bonus paid in 2010 is based on the performance against Board approved targets for Profit before Tax (“PBT”). As from performance year 2010 (bonus to be paid in 2011) the annual bonus effectively paid is based on the performance against Board approved targets for Profit from Operations (“PFO”).

Delhaize Group uses a scale to correlate actual performance with target performance to determine the bonus payment. For the 2010 payment, 80% of the target performance level needed to be reached in order to receive a bonus payment equal to 50% of the target bonus payment. The bonus payment levels increase as performance exceeds 80% of the target performance level. If performance reaches or exceeds 110% of the target performance level, the bonus payment will equal 125% of the target bonus payment, which represents the maximum payment level. If the actual performance does not reach 80% of the target performance level, the payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC. The following graph illustrates how this scale works.

The annual bonus for the CEO depends on the results at the consolidated Group level. For the other members of the Executive Management the annual bonus payment is correlated to their respective responsibilities. These can be at the consolidated Group level or at a level that is a mix of operating companies, regions and the consolidated Group level.

Delhaize Group - Annual Report 2010 57

The table below shows an overview of the Annual Bonus amounts paid during 2010, 2009 and 2008 (based on the performance of the year before).

Annual Bonus*	CEO	Other Members of Executive Management*
in millions EUR	Payout	Number of persons	Payout
2010	0.7	7	1.6
2009	0.6	7	1.4
2008	0.7	7	1.8

*	Amounts are gross before deduction of withholding taxes and social security levy.

In 2011, the CEO and other members of the Executive Management will receive payment of their annual bonus related to their performance during 2010. In accordance with the above scale, the CEO will be paid EUR 0.7 million and the other members of the Executive Management in the aggregate will be paid EUR 1.3 million (these amounts are gross before deduction of withholding taxes and social security levy).

Long-Term Incentives

The long-term incentive plan is designed to retain the Executive Management team and reward long-term success of the Group. Delhaize Group’s long-term incentive plan consists of three components.

•	Stock options and warrants;

•	Restricted stock unit awards (mostly applicable in the U.S.); and

•	Performance cash grants.

These components typically constituted approximately 25%, 25% and 50% of the total value of long-term incentives, respectively.

Stock Options / Warrants

In 2010, 106 341 stock options were granted to the Executive Management of Delhaize Group. The exercise price per share for the stock options granted in 2010 amounted to EUR 66.29 for options on ordinary shares traded on NYSE Euronext Brussels and USD_78.33 for options related to the Company’s American Depositary Shares traded on the New York Stock Exchange.

The options granted in June 2010 under the Delhaize Group 2002 Stock Incentive Plan for executives of the Group’s U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in June 2010 under the 2007 Stock Option Plan for other executives vest at the end of a three-and-a- half-year period following the grant date (“cliff vesting”).

Pursuant to the Belgian law on reinforcement of corporate governance, the Board of Directors will propose to the Ordinary General Meeting of Shareholders in May 2011 to authorize Delhaize Group to continue grants of options with a vesting in equal installments of one third over a three-year period following the grant date and this in order to maintain a competitive recruitment and retention framework in the U.S..

For more details on the share-based incentive plans see Note 21.3 in the financial statements.

The value of the stock option grant determines the number of options awarded. The value is determined each year at the time of the grant using the Black-Scholes Merton formula. The value of the stock option may vary from year to year. As a result, the total number of options granted can also be different from year to year.

The following table shows the number of stock options granted to the CEO and the other members of the Executive Management team during the period 2008-2010.

Number of Stock Options awarded

	2008	2009		2010
Pierre-Olivier Beckers	42 000	35 000		31 850
Rick Anicetti	26 900	27 188		0
Renaud Cogels	18 000	16 566		0
Stéfan Descheemaeker	0	32 306	*	17 591
Michel Eeckhout	16 500	16 451		14 827
Ron Hodge	19 500	19 655		20 567
Nicolas Hollanders	10 500	9 633		8 765
Kostas Macheras	NA	NA		12 741
Craig Owens	24 200	0		0
Michael Waller	18 800	18 996		0

Total	176 400	175 795		106 341

*	Including special signing grant as foreseen in his employment conditions in 2009.

During 2010, the members of Executive Management exercised 30 001 stock options and 4 200 stock options lapsed. The following table shows the number of stock options exercised for the CEO and other members of the Executive Management as well as when these options were initially granted.

Stock Options	Exercised in 2010	Year(s) granted
Pierre-Olivier Beckers	18 000	2004, 2005
Rick Anicetti	0
Stéfan Descheemaeker	0
Michel Eeckhout	0
Ron Hodge	9 173	2000, 2001
Nicolas Hollanders	0
Kostas Macheras	2 828	2004
Michael Waller	0

Total	30 001

Restricted Stock Unit Awards

The restricted stock unit awards granted in 2010, represent a commitment of the Company to deliver shares of the Company’s stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in the Company’s trading policies.

Pursuant to the Belgian law on reinforcement of corporate governance the Board of Directors will propose to the Ordinary General Meeting of Shareholders in May 2011 to authorize Delhaize America to continue granting Restricted Stock Unit Awards that are delivered over a five-year period starting at the end of the second year and this in order to maintain a competitive recruitment and retention framework within the U.S. market.

The value of the restricted stock unit grant determines the number of units awarded. The value is determined each year on the date of the award based on the stock price on the grant date. The value of the restricted stock unit award may vary from year to year. As a result, the total number of restricted stock units granted can also be different from period to period.

The next table shows the number of restricted stock units granted to the Chief Executive Officer and the different members of the Executive Management team during the period 2008-2010.

58

Number of Restricted Stock Units awarded

	2008	2009		2010
Pierre-Olivier Beckers	12 234	12 234		10 064
Rick Anicetti	7 109	7 564		0
Renaud Cogels	0	0		0
Stéfan Descheemaeker*	0	7 024	*	1 630
Michel Eeckhout	0	0		0
Ron Hodge	5 139	5 468		5 102
Nicolas Hollanders	1 660	1 584		1 288
Kostas Macheras	NA	NA		0
Craig Owens	6 437	0		0
Michael Waller	4 967	5 285		4 593

Total	37 546	39 159		22 677

*	Including special signing grant as foreseen in his employment conditions in 2009.

Performance Cash Grant

The long-term incentive plan includes a component which can result in a cash payment in the period following a three-year performance period. The value of the performance cash award granted each year, referred to as the “target award,” is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payment done in 2010 is based on achievements against targets set in 2007. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for return on invested capital (“ROIC”) and compounded annual revenue growth. These metrics are key performance indicators which the Company considers to be closely correlated to building long-term shareholder value. The relative weight for these metrics is 70% for ROIC and 30% for revenue growth.

The Company sets these targets each year based upon its growth expectations for the ensuing three-year performance period. Participants receive the “target award” in cash if the performance targets are achieved. Cash payments are reduced for performance below the targets and are increased if performance exceeds the targets. The Board of Directors determines the performance target goals every year. These performance target goals include minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.

Participants may receive up to 150% of the target cash award if actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth. At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the actual payout is calculated. The cash payment occurs in the year following the end of the three-year period. For example, the amounts paid in 2010 relate to the achievement of the goals determined for the period 2007-2009. This principle is illustrated in the following graph.

The following table shows the amounts paid in the years 2008-2010 for the performance over the respective periods 2005-2007, 2006-2008 and 2007-2009.

Performance Cash Grant* in millions EUR	CEO	Other Members of Executive Management*
	Payout**	Number of persons	Payout**
2010	0.7	7	1.1
2009	1.0	7	2.2
2008	0.4	7	1.0

*	Amounts are gross before deduction of withholding taxes and social security levy.
**	Payout in year N for the performance of the previous 3 years.

Other Benefits, Retirement and Post-employment Benefits

Other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits and an allowance for financial planning for U.S. members of the Executive Management. Delhaize Group believes these benefits are appropriate for Executive Management’s responsibilities and believes these are consistent with the Group’s philosophy, culture and market practices.

The members of Executive Management benefit from corporate pension plans, which vary regionally. U.S. members of the Executive Management participate in defined benefit and defined contribution plans in their respective operating companies. The European plan is contributory and based on the individual’s career length with the Company. In 2010, the members of the Executive Management in Belgium were offered the option to switch to a defined contribution plan or to continue in the existing defined benefit plan. The amounts paid by the Company are included in the summary table on page 60.

Summary of Total Compensation Paid

The following table summarizes the components described in the paragraphs above and that represent a cash payment during the year.

Delhaize Group - Annual Report 2010 59

	CEO			Other Members of Executive Management**
in millions EUR*	2008	2009	2010	2008	2009	2010
Base Salary	0.90	0.90	0.90	2.90	3.10	2.70
Annual Bonus***	0.70	0.60	0.70	1.80	1.40	1.60
LTI - Performance Cash	0.40	1.00	0.70	1.00	2.20	1.10
Grants****
Other Short-Term Benefits	0.05	0.06	0.06	0.20	0.20	0.30
Retirement and Post-Employment Benefits	0.40	0.40	0.60	1.80	2.80	1.10

Total	2.45	2.96	2.96	7.70	9.70	6.80

*	Amounts are gross before deduction of withholding taxes and social security levy.
**	Included 7 members in 2010, 2009 and 2008 respectively.
***	Based on the performance of Year-1.
****	Based on the performance of the preceding 3 years.

Share Ownership Guidelines

Delhaize Group believes that Executive Management should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and Executive Management. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RNC.

Under these guidelines and during their active employment, the Chief Executive Officer and the other members of Executive

Management are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples are set as follows:

Multiple of Annual Base Salary
Chief Executive Officer	300%
Executive Management USD payroll	200%
Executive Management EUR payroll	100%

The difference between U.S.-based and European-based management is due to the different market practices in these regions and the differences between the instruments available for Executive Management remuneration. In the U.S., equity-based compensation is more widely encouraged than in Europe.

Executive Management is expected to achieve the share ownership levels by the end of 2012. New members of Executive Management will be allowed a period of five years to achieve the recommended share ownership levels.

The RNC will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of Executive Management

The Company’s Executive Management, in accordance with employment-related agreements and applicable law, is compensated in line with the Company’s Remuneration Policy and is assigned duties and responsibilities in line with current market practice for its position and with the Company’s Terms of Reference of Executive Management.

Executive Management is required to abide by the Company’s policies and procedures, including the Company’s Guide for Ethical Business Conduct, and subject to confidentiality and non-compete obligations to the extent authorized by law. Executive Management is also subject to other clauses typically included in employment agreements for executives.

The employment agreements of the Chief Executive Officer and other members of Executive Management who have a Belgian employment contract, do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

The employment agreement of the member of Executive Management who has a Greek employment contract does not provide for a severance payment in case of termination. Should the employment be terminated, the minimum severance payment pursuant to Greek law would be 9 months of compensation. The parties may however negotiate in good faith to determine the terms and conditions applicable to such termination pursuant to local market practices.

For the U.S. members of Executive Management, their contracts provide the payment of two to three times the base salary and annual incentive bonus of the Executive Manager and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of their employment by the Company without cause or by an Executive Manager for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

60

Shareholders

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

To vote at a general meeting of shareholders, a Delhaize Group shareholder must deposit his or her Delhaize Group ordinary shares for which voting rights will be exercised with Delhaize Group’s registered office, or such other place as specified in the notice for the meeting, at least four business days prior to such meeting. One share is entitled to one vote.

Similarly, a holder of Delhaize Group American Depositary Shares (“ADSs”) who gives voting instructions to the depositary must arrange for blocking transfers of those ADSs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary general meeting (provided that if this quorum is not reached, the Board may call a second extraordinary general meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group’s corporate objective or authorize the Board to repurchase Delhaize Group ordinary shares.

Ordinary General Meeting of May 27, 2010

The Ordinary General Meeting is held annually at the call of the Board of Directors. The Ordinary General Meeting of 2010 was held on May 27, 2010. The

Company’s management presented the Management Report, the report of the statutory auditor and the consolidated annual accounts. The Ordinary General Meeting then approved the non-consolidated statutory accounts of financial year 2009 and discharged the Company’s directors and the Statutory Auditor of liability for their mandate during 2009. The Ordinary General Meeting decided to renew the director’s mandate of (i) Mr. Robert J. Murray for a term of two years, (ii) Count Goblet d’Alviella for a term of three years and (iii) Mr. Jack L. Stahl for a term of four years. The Ordinary General Meeting acknowledged Mr. Jack L. Stahl as independent director under the Belgian Company Code. Additionally, the Ordinary General Meeting approved (i) a change of control provision set out in a USD 500 million three-year revolving credit facility dated December 1, 2009 and (ii) a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary General Meeting.

The minutes of the Ordinary General Meeting of May 27, 2010, including the voting results, are available on the Company’s website together with all other relevant documents from such meeting.

Shareholder Structure and Ownership Reporting

Pursuant to the legal provisions in force and the Articles of Association of the Company, any person or legal entity (hereinafter a “person”) which owns or acquires (directly or indirectly, by ownership of American Depositary Shares (“ADSs”) or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the Company and to the Belgian Banking, Finance and Insurance Commission (“BFIC”) the number of securities that such person owns, alone or jointly, when his/ her voting rights amount to three percent or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself three percent at least of the voting rights of the Company. Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the BFIC and to the Company at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall be allowed to vote at a shareholders’ meeting of the Company only the number of securities he/she validly disclosed 20 days, at the latest, before such meeting.

Delhaize Group is not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of March 9, 2011 holdings of at least 3% of the outstanding voting rights of Delhaize Group.

Delhaize Group - Annual Report 2010 61

Date of notification	Holders of Voting Rights	Number of voting rights linked to securities	Percentage of voting rights linked to securities
October 24, 2008(1)	Rebelco SA (subsidiary of Sofina SA)	4 050 000	4.04%

February 18, 2009	Citibank N.A.(2)	10 682 499	10.62%

October 15, 2010	BlackRock Asset Management Australia Limited	93 847	0.09%
	BlackRock Asset Management Japan Limited	541 898	0.53%
	BlackRock Advisors (UK) Limited	1 193 685	1.18%
	BlackRock Asset Management Deutschland AG	45 335	0.04%
	BlackRock Institutional Trust Company, N.A.	2 105 457	2.08%
	BlackRock Fund Advisors	495 836	0.49%
	BlackRock Asset Management Canada Limited	25 769	0.03%
	BlackRock Advisors, LLC	10 098	0.01%
	BlackRock Financial Management, Inc.	27 380	0.03%
	BlackRock Investment Management, LLC	184 249	0.18%
	BlackRock Investment Management (Australia) Limited	9 140	0.01%
	BlackRock Investment Management (Dublin) Limited	1 182	0.00%
	BlackRock Luxembourg S.A.	0	0.00%
	BlackRock (Netherlands) B.V.	24 901	0.02%
	BlackRock Fund Managers Limited	26 596	0.03%
	BlackRock Asset Management Ireland Limited	127 949	0.13%
	BlackRock International Limited	27 570	0.03%
	BlackRock Investment Management (UK) Limited	9 627	0.01%
	Total BlackRock :	4 950 519	4.88%

November 15, 2010	AllianceBernstein L.P.	5 109 695	5.04%

December 10, 2010	Silchester International Investors LLP	5 104 424	5.03%

(1)	Situation as of September 1, 2008.
(2)

Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agree- ment that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

On December 31, 2010, the directors and the Company’s Executive Management owned as a group 448 481 ordinary shares and ADRs of Delhaize Group SA combined, which represented approximately 0.44%% of the total number of outstanding shares of the Company as of that date. On December 31, 2010, the Company’s Executive Management owned as a group 686 665 stock options, warrants and restricted stock units representing an equal number of existing or new ordinary shares or ADRs of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d’Entreprises/Bedrijfsrevisoren, Registered Auditors, represented by Mr. Michel Denayer, until the Ordinary General Meeting in 2011.

Certification of Accounts 2010

In 2011, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2010 give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor’s audits of these accounts with the Statutory Auditor.

Statutory Auditor’s Fees for Services Related to 2010

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2010 to Delhaize Group SA and its subsidiaries.

in EUR	2010
a. Statutory audit of Delhaize Group SA(1)	461 566
b. Legal audit of the consolidated financial statements(1)	222 408
Subtotal a,b : Fees as approved by the shareholders at the Ordinary General Meeting of May 22, 2008	683 974
c. Statutory audit of subsidiaries of Delhaize Group	1 748 602
Subtotal a,b,c: Statutory audit of the Group and subsidiaries	2 432 576
d. Audit of the 20-F (Annual Report filed with U.S. Securities and Exchange Commission)	39 963
e. Other legally required services	22 775
Subtotal d, e	62 738
f. Consultation and other non-routine audit services	255 133
g. Tax services	144 583
Subtotal f, g	399 716

Total	2 895 030

(1)	Includes fees for limited audit reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission (SEC), the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see Internal Control and Risk Management). In addition, the statutory auditor must provide its assessment of the effectiveness of the Company’s internal controls. The fees related to this work represent a part of the Statutory Auditor’s fees for the “Statutory audit of Delhaize Group SA,” the “Statutory audit subsidiaries of Delhaize Group” and the “Legal audit of the consolidated financial statements” in 2010. The Audit Committee has monitored the independence of the Statutory Auditor under the Audit Committee’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

62

Internal control and risk management

Overview

The Company’s management is responsible for establishing and maintaining adequate internal controls. Internal control is broadly defined as a process effected by the Board and management, designed to provide reasonable assurance regarding achievement of objectives related to (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting, and (iii) compliance with applicable laws and regulations.

The Audit Committee ultimately oversees major business and financial risk management and discusses the process by which management of the Company assesses and manages the Company’s exposure to those risks and the steps taken to monitor and control such exposures.

The Company has established and operates its internal control and risk management systems based on guidelines issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The internal control system is based upon COSO’s Internal Control – Integrated Framework, and its risk management system is based on COSO’s Enterprise Risk Management Framework.

Section 404 of the Sarbanes-Oxley Act of 2002

The Company’s internal controls over financial reporting are a subset of internal control and include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

As a company that has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting and (ii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. The Statutory Auditor’s related opinions regarding the Company’s year ended December 31, 2010 will be included in the Company’s Annual Report on Form 20-F for such year, which is required to be filed with the U.S. Securities and Exchange Commission by June 30, 2011. The Group’s 2009 annual report filed on Form 20-F included management’s conclusion that the Group’s internal control over financial reporting was effective as of December 31, 2009. The Statutory Auditor concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009.

Control Environment

The Company operates in six countries across three continents, and as such operates in a somewhat decentralized manner. The management of the Group is organized around strong banner management teams with assignment of responsibility for one or more banners to Executive Committee members as appropriate.

The Company provides support and coordination functions to all operating companies and monitors selected activities group-wide. The centralized support functions include Internal and External Communication, Corporate Social Responsibility, Accounting and Finance, Human Resources and Organizational Development, Internal Audit, Information Technology, Legal and Compliance, and Strategy.

Delhaize Group also has implemented policies and procedures that set forth the governance of the Group to ensure that

Group strategies and overall business objectives are pursued under a controlled and well-defined decision-making authority.

The Company’s Guide for Ethical Business Conduct provides a statement of our position on various ethical and compliance issues that could impact our business and summarizes a number of Company policies that must guide our actions.

We also expect our franchisees and independent store operators, vendors and outside consultants such as business, financial, technical or legal advisors to be guided by these standards. Ultimately, the guide serves to make good decisions and conduct business ethically.

A full copy is available on the Company website.

Risk Management

The Company defines risk management as a process of identifying, assessing, and managing the risks associated with the operations of the business for the purpose of minimizing the effects of such risks on the organization’s ability to achieve its objectives and create value for its stakeholders.

Leaders throughout the Company and at all levels of the organization own and are responsible for managing risk. These leaders are expected to be aware of and understand risk when developing strategies, setting objectives and making decisions. Risk management activities are performed in many departments within the Company including: Legal, Compliance, Internal Audit, Quality Assurance and Food Safety, Insurance, Claims Management, Loss Prevention/Security, Health/Safety, Information Security, Accounting and Finance and Risk Management. These activities support our leaders in fulfillment of their risk management responsibilities.

The Audit Committee and Executive Committee have approved the Delhaize Group Risk Management Program, which is a Company-wide process to provide high quality, actionable risk information to its leaders.

Delhaize Group - Annual Report 2010 63

The Program’s standardized framework enables the Company to create an aggregated view of risk, strengthen its risk response capability, and provides a tool to secure our future success. It creates visibility into risk information for Company leaders as well as the Executive Committee, Audit Committee and Board of Directors.

The Program and its supporting framework have been designed to manage risk broadly throughout the Company. It can be used to manage risk at an enterprise, region, operating company, function, department, process, activity or project level.

The risk framework supports enterprise risk management. The traditional risk management process starts by identifying business activities or business processes as well as the risks associated with these activities or processes. Enterprise risk management starts with the Company’s strategic priorities, goals and objectives and an evaluation of those risks that may prevent the Company from achieving its strategic priorities, goals and objectives.

Information and Communication

Pertinent information is identified, captured and communicated to associates in a form and timeframe that enables them to effectively carry out their responsibilities. The Company’s Information systems produce reports, containing operational, financial and compliance-related information, that make it possible to run and control every aspect of the business. Communication within the Company occurs in a broader sense, flowing down, across and up the organization.

The Chief Executive Officer and his Executive Committee have set a clear tone at the top that consistent and effective performance of internal control activities are crucial to achieving executional excellence; a key priority in the New Game Plan.

Uniform reporting of financial information is performed both upstream and downstream and ensures the consistency of data which allows the Company to detect potential anomalies in its internal control framework. A detailed financial calendar for this reporting is established every year in consultation with the Board, the Executive Committee and operating company management, and is designed to allow for performance information to be prepared accurately, yet reported timely to stakeholders in order to make sound business decisions.

Control Activities

Control activities are the policies and procedures that help ensure that the risk responses, as well as other Company objectives, are carried out as designed throughout the organization. Control activities occur throughout the organization, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties.

The Company has designed control activities for its significant business processes across each operating company as well as its corporate support offices. These policies and procedures are published on the Company’s intranet sites and other communication portals as well being periodically circulated throughout the Company.

Monitoring

Monitoring, as defined in the COSO Frameworks, is implemented to help ensure “that internal control continues to operate effectively.” The Company has designed its monitoring procedures to ensure that:

•	Internal control deficiencies are identified and corrected on a timely basis;

•	Information used in decision making is reliable and accurate;

•	Financial statements are prepared accurately and timely; and

•	Periodic certifications or assertions on the effectiveness of internal control can be made.

The Company’s monitoring procedures consist of a combination of management oversight activities and independent objective assessments of those activities by Internal Audit or other third-parties.

Management’s monitoring of internal control is performed on a continuous basis. Operating company performance is measured and compared to budgets and long-term plans and key performance indicators which may identify anomalies indicative of a control failure. In addition, the Company has implemented a group-wide performance management system to monitor and measure performance consistently across the organization.

The Company has a professional and independent Internal Audit department led by the Chief Audit Officer who reports functionally to the Audit Committee. The Audit Committee reviews Internal Audit’s risk assessment and audit plan, and regularly receives internal audit reports for review and discussion.

Internal control deficiencies identified by Internal Audit are communicated timely to management and periodic follow up is performed to ensure the corrective action has been taken.

The Company’s Board of Directors has the ultimate responsibility for monitoring the performance of the Company and its internal control. As such, the separate committees, described herein, have been formed to monitor various aspects of the Company’s performance; and the Terms of Reference for each Committee are available on the Company website.

Additional Governance Matters

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company’s Guide for Ethical Business Conduct, which is available at www.delhaizegroup.com. The Company’s Related Party Transactions Policy is attached as Exhibit F to the Company’s Corporate Governance Charter. The members of senior management and the directors of the Company and of its subsidiaries completed a Related

Party Transaction Questionnaire in 2010 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found in Note 32 to the Financial Statements.

Insider Trading and Market Manipulation Policy

The Company has a Policy Governing Securities Trading and Prohibiting Market Manipulation (“Trading Policy”) which reflects the Belgian and U.S. rules of market abuse (consisting of insider trading and market manipulation). The Company’s Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically informed these persons in 2010 about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Disclosure Policy

As recommended by the Belgian Code on Corporate Governance, the Company has adopted a Disclosure Policy that sets out the framework and the guiding principles that the Company applies when disclosing information. This policy is available at www.delhaizegroup.com.

Compliance with the Belgian Code on Corporate Governance

In line with the “comply-or-explain” principle of the Belgian Code on Corporate Governance, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. These variances are explained below:

•

Provision 4.5 of the Belgian Code on Corporate Governance states, among other things, that directors should not consider taking more than five directorships in listed companies. In the opinion of the Board of Delhaize Group, the mere fact that a person is a director of more than five listed companies should not automatically disqualify this person as board member of Delhaize Group. Rather, this situation should be reviewed on a case-by-case basis to determine if it is likely to affect the performance of the services of this person as director of Delhaize Group. For this reason, the Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company. The Board of Directors granted such a waiver to Baron Vansteenkiste and Count Goblet d’Alviella, who both serve on the Boards of more than five listed companies.

•

Provision 8.8 of the Belgian Code on Corporate Governance prescribes that the level of shareholding for the submission of proposals by a shareholder to the General Meeting of Shareholders should not exceed 5% of the share capital. Even though the Company’s management or the Board of Directors will always consider any proposal submitted by shareholders in the best interest of the Company, the Board is of the opinion that the threshold of 5% of the share capital is currently too low to oblige the Company to put a proposal of any nature on the agenda of the General Meeting of Shareholders. The Board of Directors therefore retains the principles in this context as prescribed by Article 30 of the Company’s Articles of Association which foresees the right of shareholders holding more than 20% of the share capital to ask the Board to convene a General Meeting of Shareholders.

•

Provision 5.4./1 of Appendix E to the Belgian Code on Corporate Governance states, among other things, that a majority of the members of the Remuneration and Nomination Committee should be independent. All of the members of this Committee were independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules until May 27, 2010. As of that date, half of them were independent since Count Goblet d’Alviella and Mr. Robert J. Murray lost their independence under the criteria of the Belgian Company Code because they have served on the Board of Directors as non-executive director for more than three consecutive terms. The Board believed that the experience gained by Messrs. Goblet and Murray on the complex and important matters related to compensation through their prior service on the Remuneration and Nomination Committee provided substantial benefit for the Board as a whole, and outweighed concerns related to their independence qualifications. Effective January 1, 2011, a majority of the members of the Remuneration and Nomination Committee are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules because Mr. Robert J. Murray resigned as member of the Remuneration and Nomination Committee as of that date. The composition of the Remuneration and Nomination Committee can be found in the table on page 53.

Undertakings Upon Change of Control over the Company as of December 31, 2010

Management associates of non-U.S. operating companies received stock options issued by the Board of Directors under the Stock Option Plans 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2010 can be found under Note 21.3 to the Financial Statements.

Delhaize Group - Annual Report 2010    65

In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

On June 27, 2007 the Company issued EUR 500 million 5.625% senior notes due 2014 and USD 450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% Dollar Notes were subsequently exchanged for 6.50% Dollar Notes that are freely transferable in the U.S. The General Meeting of Shareholders approved the inclusion of a provision in each of these series of notes granting its holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.

The Ordinary General Meeting of Shareholders held on May 22, 2008, May 28, 2009 and May 27, 2010, respectively, approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the respective ordinary shareholders meeting, in one or several offerings and tranches, denominated either in US Dollar or in Euro, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the

Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

On February 2, 2009 the Company issued USD 300 million 5.875% senior notes due 2014 to qualified investors pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company.

The Ordinary General Meeting of Shareholders held on May 27, 2010 approved a change in control clause set out in the second amended and restated USD 500 million three-year revolving credit facility dated December 1, 2009 entered into by, Delhaize Group, as guarantor, Delhaize America, LLC, as borrower, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders, as such clause is used in, and for the purpose of, the “Event of Default” described in such credit facility.

On October 6, 2010, the Company announced the issuance of new USD_827 million 5.70% Notes due 2040 (the “New Notes”) pursuant to a private offer to exchange 9.00% Debentures due 2031 and 8.05% Notes due 2027 issued by its wholly-owned subsidiary Delhaize America, LLC held by eligible holders. The New Notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and S&P.

Risk Factors

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which could evolve to have a material adverse effect.

Currency Risk Business Operations

The reporting currency of the Group is the euro. Delhaize Group’s operations are conducted primarily in the U.S., Belgium and Greece, with a small percentage of our operations in Romania and Indonesia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euro (see also Note 2.3 “Summary of Significant Accounting Policies” in the Financial Statements with respect to translation of foreign currencies). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group’s consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge the U.S. dollar translation exposure. The risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS “survive” the consolidation process. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 85% of financial debt is denominated in U.S. dollars with 71% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see Note 19 “Derivative Financial Instruments and Hedging” in the Financial Statements).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group’s net profit would have increased/decreased by EUR 3 million (2009: EUR 3 million; 2008: EUR 2 million).

Financial Instruments

Foreign Currency Risk

Foreign currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign currency exchange rates. Foreign currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency of the reporting entity that holds the financial instruments. From an accounting perspective, the Group is exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entity, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency.

At December 31, 2010, if the U.S. dollar had weakened/strengthened by 20% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2010 using a 95% confidence interval), the Group’s net profit (all other variables held constant) would have been EUR 1.4 million higher/lower (2009: EUR 3.4 million higher/ lower with a rate shift of 24%; 2008: EUR 0.1 million lower/higher with a rate shift of 28%). Due to the financing structure of the Group, such a change in EUR/USD exchange rate would have no impact on the equity of Delhaize Group.

Interest Rate Risk

Interest rate risk is the risk that arises on interest-bearing financial instruments and represents the risk that the fair value or the expected cash flows will fluctuate because of future changes in market interest rates. Delhaize Group is exposed to interest rate risk due to working capital financing and the overall financing strategy. Daily working capital requirements are financed with operational cash flows and through the use of various committed and uncommitted lines of credit and a treasury note program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

Delhaize Group’s interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate volatility on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium, long-term debt and interest rate derivatives.

Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of its interest rate risk management efforts, Delhaize Group enters into interest rate swap agreements when appropriate (see Note 19 “Derivative Financial

Delhaize Group - Annual Report 2010 67

Instruments and Hedging” in the Financial Statements). At the end of 2010, 72.3% of the net financial debt after swaps of the Group were fixed-rate debts (2009: 69.1%; 2008: 67.4%).

The sensitivity analysis presented in the table on p. 71 estimates the impact on the income statement and equity of a parallel shift in the interest rate curve with all other variables including foreign currency exchange rates held constant. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Delhaize Group is exposed to liquidity risk as it has to be able to satisfy its obligations when they are due. Delhaize Group has a centralized approach to reduce the exposure to liquidity risk which aims at matching the contractual maturities of its short- and long-term obligations with its cash position. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies, with the aim of ensuring a balanced repayment profile of the financial debts.

Delhaize Group manages the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, Delhaize Group closely monitors the contractual maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” in the Financial Statements with respect to maturity information on long-term debts and for Debt Covenants information). A liquidity gap analysis is performed on a quarterly basis in which Delhaize Group anticipates large future cash inflows and outflows.

At year-end 2010, the Group had committed credit lines totaling EUR 699 million, none of which was utilized. These credit lines include a syndicated U.S. credit facility of USD 500 million (EUR 374 million) for Delhaize America, LLC and EUR 325 million of bilateral credit facilities for European entities. At December 31, 2010, the maturities of the committed credit facilities were as following: EUR 200 million maturing in 2011, EUR 424 million maturing in 2012 and EUR 75 million maturing in 2013. At year-end 2010, Cash and Cash Equivalents amounted to EUR 758 million.

As described in Note 18.1 “Long-term Debt,” no major principal payment of financial debt will occur until 2014. At December 31, 2010, the maturities of the long term debt were EUR 40 million in 2011, EUR 85 million in 2012 and EUR 80 million in 2013.

The financial rating agencies Standard & Poor’s and Moody’s have attributed investment grade ratings long term BBB- and Baa3 respectively to the Group. This credit status is supported by cross-guarantee arrangements among Delhaize Group and substantially all of Delhaize Group’s U.S. subsidiaries, whereby the entities are guaranteeing each other’s financial debt obligations.

Credit Risk/Counterparty Risk

Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation of a financial instrument, such as trade receivables, holdings in investment securities, derivatives and cash and cash equivalents. Delhaize Group manages this risk by obtaining credit insurance for trade receivables and by requiring a minimum credit quality of its financial investments (see Note 11 “Investments in Securities” and Note 14 “Receivables” in the Financial Statements).

The Group’s policy is to require short-term investments to have a short-term credit rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum long-term credit rating of A-/A3 for its financial investments. See Note 11 “Investments in Securities” in connection with the credit quality of the Group’s investments. Deposits should be maintained with banks having a minimum long-term credit rating of A-/A3, although we may from time to time deviate from this policy for deposits which are held with certain banks for operational reasons.

The Group’s exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk. Delhaize Group’s derivatives are regulated by International Swap Dealer Association Agreements (“ISDAs”).

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.

Delhaize Group operates defined benefit plans at several of its entities and a total of approximately 20% of Delhaize Group’s associates was covered by defined benefit plans at the end of 2010.

If, at balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear a theoretical “underfunding risk” at that moment in time. At the end of 2010,

68

Delhaize Group recognized a net liability of EUR 79 million (2009: EUR 80 million; 2008: EUR 69 million).

Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 21.1 “Employee Benefit Plans” to the Financial Statements.

Macro-Economic Risk

Major macro-economic risks of Delhaize Group are reduced consumer spending and cost inflation or deflation. Economic conditions such as employment level, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can negatively impact profitability due to pressure on sales and margins. If labor cost and the cost of merchandise sold, which are the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group’s profitability. In addition, rising fuel and energy prices can increase the Group’s cost for heating, lighting, cooling and transportation. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2010, 68.1% of the Group’s revenues were generated in the U.S. (2009: 68.3%), where its stores are located on the East Coast. Consequently, the Group’s operations depend significantly upon the economic conditions in this area.

Risk Related to Competitive Activity

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

Risk Related to Social Actions

At the end of 2010, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania and Greece. In its U.S. operations, the Group had union representation in one of Hannaford’s three distribution centers, for which a collective bargaining agreement with the union is in effect until February 2012.

Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers.

Risk Related to Information

Technology Systems

Delhaize Group’s operations are dependent on IT systems for many functions and processes. These systems have been developed and are maintained by internal experts or external suppliers. Failure of these systems could possibly cause disruptions in Delhaize Group’s operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our associates’ improper access to our customers’ personal information or credit card information, we would be subject to liability. This liability could, for instance, include claims related to unauthorized purchases with credit card information; identify theft or other similar fraud-related claims. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand names.

Expansion Risk

Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Acquisition and Integration Risk

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. The lack of suitable acquisition targets at acceptable prices may limit the Group’s growth.

Risk Related to Our Franchised and Affiliated Stores

Approximately 9.4% of the Delhaize Group sales come from franchised or affiliated stores. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, retain, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results.

Risk Related to Events of Exceptional Nature

Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to, severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The

Delhaize Group - Annual Report 2010 69

Group is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial losses will vary according to the nature and severity of any exceptional event.

Litigation Risk

From time to time, Delhaize Group is involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims and other proceedings arising in the ordinary course of business. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group’s financial statements. More information on pending litigation can be found in Note 34 to the Financial Statements, “Contingencies.”

Regulatory Risk

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health, environmental protection, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in some of its stores. Employers are also subject to laws governing their relationship with associates, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could affect its business, financial condition or results of operations.

The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the Group has market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, if it wished to do so. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proven, Delhaize Group may be subject to significant fines, damages awards and other expenses, and its reputation may be harmed. For information on a pending antitrust matter in Belgium, see Note 34 “Contingencies” to the Financial Statements.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Guide for Ethical Business Conduct that replaced the former Code was implemented in 2010, anti-fraud and other appropriate training has been implemented within the Group, and the internal audit function has been reinforced during the recent years.

Risk Related to Internal Controls

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group’s business and operating results could be harmed, and it could fail to meet its reporting obligations.

As a company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group’s internal control over financial reporting.

The Group’s 2009 annual report filed on Form 20-F includes management’s conclusion that the Group’s internal control over financial reporting is effective as of December 31, 2009. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2009.

Tax Audit Risk

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 34 “Contingencies” to the Financial Statements.

Risk Associated with Prices and Our Suppliers

Significant disruptions in operations of, or our relationships with, our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of domestic and international suppliers. This sourcing may be impacted by elements outside of Delhaize Group’s control and may include political and economic instability in the countries in which suppliers are located, their financial instability and any other condition that may result in them not being able to continue to supply Delhaize Group. These factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-

stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.

Product Liability Risk

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resulting adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death. As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

Insurance Risk

The Group manages its insurable risk through a combination of external insurance coverage and self-insured retention programs. In deciding whether to purchase external insurance or use self-insured retention programs, the Group considers the frequency and severity of losses, its experience in managing risk through safety and other internal programs, the cost and terms of external insurance, and whether external insurance coverage is mandatory.

External insurance is used when available at reasonable cost and terms. The amount and terms of insurance purchased are determined by an assessment of the Group’s risk exposure, by comparison to industry standards and by assessment of financial capacity in the insurance markets.

The main risks covered by Delhaize Group’s insurance program are property, liability and health-care. The US operations of Delhaize Group use self-insured retention programs for workers’ compensation, general liability, automotive accident, pharmacy claims, and healthcare (including medical, pharmacy, dental and short-term disability). Delhaize Group also uses captive insurance programs to provide flexibility and optimize costs. In the event of a substantial loss there is a risk that external insurance coverage may not be sufficient to cover the loss. It is possible that the financial condition of an external insurer may deteriorate over time in which case the insurer may be unable to meet the obligation to pay a loss. It is possible that due to changes in financial or insurance markets that Delhaize Group will be unable to continue to purchase certain insurance coverage on commercially reasonable terms.

Reserves for self-insured retentions are based upon actuarial estimates of claims reported and claims incurred but not reported. Delhaize Group believes these estimates are reasonable, however these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims. It is possible that the final resolution of some claims may require Delhaize Group to make significant expenditures in excess of existing reserves.

Self-insurance provisions of EUR 121 million are included as liability on the balance sheet as of December 31, 2010. More information on self-insurance can be found in Note 20.2 “Self Insurance Provisions” and related investments held to cover the self-insurance exposure are included in Note 11 “Investments in Securities” to the Financial Statements.

If external insurance is not sufficient to cover losses or is not collectable, or if self-insurance expenditures exceed existing reserves, the Group’s financial condition and results of operation may be adversely affected.

Risk of Environmental Liability

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at the operating companies in order to identify, prioritize and resolve adverse environmental conditions.

December 31, 2010 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.01%	+/- 16 basis points	-/+ 0.2	-
USD	0.30%	+/- 13 basis points	-/+ 0.7	+/-0.9
Total		Increase/Decrease	-/+ 0.9	+/-0.9

December 31, 2009 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.70%	+/- 13 basis points	+/- 0.0	-
USD	0.25%	+/- 11 basis points	-/+ 0.6	+/-0.7
Total		Increase/Decrease	-/+ 0.6	+/-0.7

December 31, 2008 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	2.89%	+/- 58 basis points	+/- 0.2	-
USD	1.43%	+/- 101 basis points	-/+ 5.4	+/-7.4
Total		Increase/Decrease	-/+ 5.2	+/-7.4

Delhaize Group - Annual Report 2010 71

# Financial Statements

FINANCIAL STATEMENTS
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74	Consolidated Balance Sheet
76	Consolidated Income Statement
77	Consolidated Statement of Comprehensive Income
78	Consolidated Statement of Changes in Equity
80	Consolidated Statement of Cash Flows
81	Notes to the Financial Statements
81	1. General Information
81	2. Significant Accounting Policies
92	3. Segment Information
94	4. Business Combinations and Acquisition of Non-controlling Interests
98	5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations
98	6. Goodwill
99	7. Intangible Assets
101	8. Property, Plant and Equipment
103	9. Investment Property
104	10. Financial Instruments by Category
106	11. Investments in Securities
107	12. Other Financial Assets
107	13. Inventories
107	14. Receivables
108	15. Cash and Cash Equivalents
108	16. Equity
111	17. Dividends
112	18. Financial Liabilities
117	19. Derivative Financial Instruments and Hedging
120	20. Provisions
122	21. Employee Benefits
131	22. Income Taxes
133	23. Accrued Expenses
133	24. Expenses from Continuing Operations by Nature
133	25. Cost of Sales
133	26. Employee Benefit Expense
134	27. Other Operating Income
134	28. Other Operating Expenses
135	29. Financial Result
136	30. Net Foreign Exchange Losses (Gains)
136	31. Earnings Per Share (“EPS”)
137	32. Related Party Transactions
138	33. Commitments
138	34. Contingencies
139	35. Subsequent Events
140	36. List of Consolidated and Associated Companies and Joint Ventures
143	Supplementary Information
146	Historical Financial Overview
146	Certification of Responsible Persons
147	Report of the Statutory Auditor
148	Summary Statutory Accounts of Delhaize Group SA

73

Consolidated Balance Sheet

Consolidated Assets

(in millions of EUR)	Note	2010	2009	2008
Goodwill	6	2 828	2 640	2 607
Intangible assets	7	634	574	597
Property, plant and equipment	8	4 075	3 785	3 832
Investment property	9	60	50	39
Investment in securities	11	125	126	123
Other financial assets	12	17	16	23
Deferred tax assets	22	95	23	8
Derivative instruments	19	61	96	57
Other non-current assets		19	19	11

Total non-current assets		7 914	7 329	7 297

Inventories	13	1 460	1 278	1 338
Receivables	14	637	597	608
Income tax receivables		1	8	8
Investment in securities	11	43	12	28
Other financial assets	12	3	15	7
Derivative instruments	19	5	—	1
Prepaid expenses		44	33	41
Other current assets		37	37	50
Cash and cash equivalents	15	758	439	320

		2 988	2 419	2 401
Assets classified as held for sale	5.2	—	—	2

Total current assets		2 988	2 419	2 403

Total assets		10 902	9 748	9 700

74

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2010	2009	2008
Share capital	16	51	50	50
Share premium	16	2 778	2 752	2 725
Treasury shares	16	(59)	(54)	(56)
Retained earnings	16	3 426	3 044	2 678
Other reserves	16	(34)	(40)	(25)
Cumulative translation adjustments	16	(1 094)	(1 360)	(1 229)
Shareholders’ equity		5 068	4 392	4 143

Non-controlling interests	16	1	17	52

Total equity		5 069	4 409	4 195

Long-term debt	18.1	1 966	1 904	1 766
Obligations under finance leases	18.3	684	643	643
Deferred tax liabilities	22	543	227	215
Derivative instruments	19	16	38	—
Provisions	20, 21	233	228	226
Other non-current liabilities		68	57	68

Total non-current liabilities		3 510	3 097	2 918

Short-term borrowings	18.2	16	63	152
Long-term debt - current portion	18.1	40	42	326
Obligations under finance leases	18.3	57	44	44
Derivative instruments	19	—	2	—
Provisions	20, 21	52	52	49
Income taxes payable		17	65	98
Accounts payable		1 574	1 436	1 383
Accrued expenses	23	393	397	378
Other current liabilities		174	141	154

		2 323	2 242	2 584
Liabilities associated with assets held for sale	5.2	—	—	3

Total current liabilities		2 323	2 242	2 587

Total liabilities		5 833	5 339	5 505

Total liabilities and equity		10 902	9 748	9 700

Delhaize Group - Annual Report 2010 75

Consolidated Income Statement

(in millions of EUR)	Note	2010	2009	2008
Revenues		20 850	19 938	19 024
Cost of sales	24, 25	(15 497)	(14 813)	(14 204)

Gross profit		5 353	5 125	4 820
Gross margin		25.7%	25.7%	25.3%
Other operating income	27	85	78	96
Selling, general and administrative expenses	24	(4 394)	(4 192)	(3 962)
Other operating expenses	28	(20)	(69)	(50)

Operating profit		1 024	942	904
Operating margin		4.9%	4.7%	4.8%
Finance costs	29.1	(215)	(208)	(213)
Income from investments	29.2	12	6	11

Profit before taxes and discontinued operations		821	740	702

Income tax expense	22	(245)	(228)	(217)

Net profit from continuing operations		576	512	485

Result from discontinued operations (net of tax)	5.3	(1)	8	(6)

Net profit		575	520	479

Net profit attributable to non-controlling interests		1	6	12
Net profit attributable to equity holders of the Group
(Group share in net profit)		574	514	467

(in EUR)
Earnings per share	31
Basic
Net profit from continuing operations		5.74	5.07	4.76
Group share in net profit		5.73	5.16	4.70
Diluted
Net profit from continuing operations		5.69	5.00	4.65
Group share in net profit		5.68	5.08	4.59

(in thousands)
Weighted average number of shares outstanding
Basic		100 271	99 803	99 385
Diluted		101 160	101 574	103 131

Consolidated Statement of Comprehensive Income

(in millions of EUR)	Note	2010	2009	2008
Net profit		575	520	479

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		1	1	1
Tax (expense) benefit		—	—	—

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	1	1	1
Gain (loss) on cash flow hedge		23	(31)	—
Reclassification adjustment to net profit		(15)	22	—
Tax (expense) benefit		(3)	3	—

Gain (loss) on cash flow hedge, net of tax	16, 19	5	(6)	—
Unrealized gain (loss) on financial assets available for sale		3	(7)	7
Reclassification adjustment to net profit		(1)	1	—
Tax (expense) benefit		—	1	(1)

Unrealized gain (loss) on financial assets available for sale, net of tax	16	2	(5)	6
Actuarial gain (loss) on defined benefit plans		1	(7)	(30)
Tax (expense) benefit		(1)	3	11

Actuarial gain (loss) on defined benefit plans, net of tax	16, 21	—	(4)	(19)
Exchange gain (loss) on translation of foreign operations		263	(131)	185
Reclassification adjustment to net profit		—	—	—

Exchange gain (loss) on translation of foreign operations	16	263	(131)	185

Other comprehensive income		271	(145)	173
Attributable to non-controlling interests		—	—	—

Total comprehensive income for the period		846	375	652
Amount attributable to non-controlling interests	16	1	6	12
Amount attributable to equity holders of the Group		845	369	640

Delhaize Group - Annual Report 2010 77

Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)	Attributable to Equity
	Issued Capital			Treasury Shares

	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings

Balances at January 1, 2008	100 280 507	50	2 709	938 949	(59)	2 355

Other comprehensive income	—	—	—	—	—	—
Net profit	—	—	—	—	—	467

Total comprehensive income for the period	—	—	—	—	—	467
Capital increases	302 777	—	15	—	—	—
Treasury shares purchased	—	—	—	123 317	(6)	—
Treasury shares sold upon exercise of employee stock options	—	—	(8)	(147 550)	9	—
Tax deficiency on employee stock options and restricted shares	—	—	(3)	—	—	—
Tax payment for restricted shares vested	—	—	(9)	—	—	—
Share-based compensation expense	—	—	21	—	—	—
Dividend declared	—	—	—	—	—	(143)
Purchase of non-controlling interests	—	—	—	—	—	—
Divestiture	—	—	—	—	—	(1)

Balances at December 31, 2008	100 583 284	50	2 725	914 716	(56)	2 678

Other comprehensive income	—	—	—	—	1	—
Net profit	—	—	—	—	—	514

Total comprehensive income for the period	—	—	—	—	1	514
Capital increases	287 342	—	14	—	—	—
Treasury shares purchased	—	—	—	205 882	(10)	—
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(165 012)	11	—
Excess tax benefit on employee stock options and restricted shares	—	—	2	—	—	—
Tax payment for restricted shares vested	—	—	(2)	—	—	—
Share-based compensation expense	—	—	20	—	—	—
Dividend declared	—	—	—	—	—	(148)
Purchase of non-controlling interests	—	—	—	—	—	—

Balances at December 31, 2009	100 870 626	50	2 752	955 586	(54)	3 044

Other comprehensive income	—	—	—	—	(1)	—
Net profit	—	—	—	—	—	574

Total comprehensive income for the period	—	—	—	—	(1)	574
Capital increases	684 655	1	25	—	—	—
Treasury shares purchased	—	—	—	441 996	(26)	—
Treasury shares sold upon exercise of employee stock options	—	—	(11)	(408 722)	22	—
Excess tax benefit on employee stock options and restricted shares	—	—	1	—	—	—
Tax payment for restricted shares vested	—	—	(5)	—	—	—
Share-based compensation expense	—	—	16	—	—	—
Dividend declared	—	—	—	—	—	(161)
Purchase of non-controlling interests	—	—	—	—	—	(31)

Balances at December 31, 2010	101 555 281	51	2 778	988 860	(59)	3 426

78

Holders of the Group
Other Reserves
Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available- for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non-controlling Interests	Total Equity

(10)	—	1	(3)	(1 416)	3 627	49	3 676

—	—	6	(19)	186	173	—	173
—	—	—	—	—	467	12	479

—	—	6	(19)	186	640	12	652
—	—	—	—	—	15	—	15
—	—	—	—	—	(6)	—	(6)
—	—	—	—	—	1	—	1

—	—	—	—	—	(3)	—	(3)
—	—	—	—	—	(9)	—	(9)
—	—	—	—	—	21	—	21
—	—	—	—	—	(143)	(4)	(147)
—	—	—	—	—	—	(5)	(5)
—	—	—	—	1	—	—	—

(10)	—	7	(22)	(1 229)	4 143	52	4 195

1	(6)	(5)	(5)	(131)	(145)	—	(145)
—	—	—	—	—	514	6	520

1	(6)	(5)	(5)	(131)	369	6	375
—	—	—	—	—	14	—	14
—	—	—	—	—	(10)	—	(10)
—	—	—	—	—	4	—	4

—	—	—	—	—	2	—	2
—	—	—	—	—	(2)	—	(2)
—	—	—	—	—	20	—	20
—	—	—	—	—	(148)	(4)	(152)
—	—	—	—	—	—	(37)	(37)

(9)	(6)	2	(27)	(1 360)	4 392	17	4 409

—	5	2	(1)	266	271	—	271
—	—	—	—	—	574	1	575

—	5	2	(1)	266	845	1	846
—	—	—	—	—	26	—	26
—	—	—	—	—	(26)	—	(26)
—	—	—	—	—	11	—	11

—	—	—	—	—	1	—	1
—	—	—	—	—	(5)	—	(5)
—	—	—	—	—	16	—	16
—	—	—	—	—	(161)	(1)	(162)
—	—	—	—	—	(31)	(16)	(47)

(9)	(1)	4	(28)	(1 094)	5 068	1	5 069

Delhaize Group - Annual Report 2010 79

Consolidated Statement of Cash Flows

(in millions of EUR)	2010	2009	2008
Operating activities
Group share in net profit	574	514	467
Net profit attributable to non-controlling interests	1	6	12
Adjustments for:
Depreciation and amortization - continuing operations	575	515	474
Depreciation and amortization - discontinued operations	—	—	2
Impairment - continuing operations	14	22	20
Impairment - discontinued operations	—	—	8
Allowance for losses on accounts receivable and inventory obsolescence	6	20	15
Share-based compensation	16	20	21
Income taxes	245	227	217
Finance costs	216	209	214
Income from investments	(12)	(14)	(14)
Other non-cash items	(2)	3	(6)
Changes in operating assets and liabilities:
Inventories	(108)	32	(16)
Receivables	(39)	(8)	(52)
Prepaid expenses and other assets	(10)	3	(26)
Accounts payable	98	58	(97)
Accrued expenses and other liabilities	16	20	28
Provisions	(24)	(13)	(25)
Interest paid	(202)	(199)	(198)
Interest received	11	9	13
Income taxes paid	(58)	(248)	(130)

Net cash provided by operating activities	1 317	1 176	927

Investing activities
Business acquisitions, net of cash and cash equivalents acquired(1)	(19)	(47)	(88)
Business disposals, net of cash and cash equivalents disposed	—	8	—
Purchase of tangible and intangible assets (capital expenditures)	(660)	(520)	(714)
Sale of tangible and intangible assets	14	10	30
Net investment in debt securities	(13)	(5)	7
Purchase of other financial assets	(2)	(9)	—
Sale and maturity of other financial assets	15	8	7

Net cash used in investing activities	(665)	(555)	(758)

Cash flow before financing activities	652	621	169

Financing activities
Proceeds from the exercise of share warrants and stock options	32	16	7
Treasury shares purchased	(26)	(10)	(6)
Purchases of non-controlling interests(1)	(47)	(108)	(12)
Dividends paid	(161)	(148)	(143)
Dividends paid by subsidiaries to non-controlling interests	(1)	(4)	(4)
Escrow maturities	2	5	9
Borrowing under long-term loans (net of financing costs)	(1)	230	80
Repayment of long-term loans	(42)	(327)	(110)
Repayment of lease obligations	(49)	(45)	(39)
Net borrowings (repayments) of short-term loans	(49)	(91)	109
Settlement of derivative instruments	(1)	(14)	4

Net cash used in financing activities	(343)	(496)	(105)
Effect of foreign currency translation	10	(7)	8

Net increase in cash and cash equivalents	319	118	72
Cash and cash equivalents at beginning of period	439	321 (2)	249
Cash and cash equivalents at end of period	758	439	321 (2)

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS (see Note 2.2).
(2)	EUR 1 million included in assets classified as held for sale.

80

Notes to the Financial Statements

1. General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) is the operation of food supermarkets in North America, Europe and Southeast Asia. The Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG,” respectively.

The consolidated financial statements for the year ended December 31, 2010 as presented in this annual report were prepared under the responsibility of and authorized for issue by the Board of Directors on March 9, 2011, subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 26, 2011. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Significant Accounting Policies

2.1. Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2010 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2010, 2009, and 2008 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 1, 2011, 52 weeks ended January 2, 2010 and 53 weeks ended January 3, 2009, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, the application of which is not mandatory in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and those adopted by the EU. We further refer to the comments made in connection with the Initial Application of New, Revised or Amended IASB Pronouncements in Note 2.2 and Standards and Interpretations Issued but not yet Effective in Note 2.5.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available-for-sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at their relevant fair values, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

2.2. Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRSs and IFRIC interpretations that have been adopted, as of January 1, 2010:

•	Improvements to IFRS;

•	Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions;

•	Revised IFRS 3 Business Combinations;

•	Amendments to IAS 27 Consolidated and Separate Financial Statements;

•	Amendments to IAS 39 Eligible Hedged Items; and

•	IFRIC 17 Distribution of non-cash Assets to Owners.

Where the adoption of a new, amended or revised pronouncement has an impact on the presentation of the financial statements or performance of the Group, its impact is described below:

•

Revised IFRS 3 Business Combinations: While the revised IFRS 3 continues to apply the purchase accounting method, now referred to as acquisition method, it introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period of the acquisition and future results (see Note 2.3). Delhaize Group applied the revised IFRS 3 prospectively for business combinations that took place after January 1, 2010. As only smaller acquisitions took place during 2010 (see Note 4.1), the revised standard did not have any significant impact on the Group’s financial statements.

Delhaize Group - Annual Report 2010    81

•

Amendments to IAS 27 Consolidated and Separate Financial Statements: The revised IAS 27 requires that changes in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction and will therefore no longer result in goodwill or gains. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Finally, the Amendment resulted in a consequential change to IAS 7 Statement of Cash Flows, which now requires classifying cash flows arising from changes in ownership interest in a subsidiary that do not result in a loss of control as financing. Delhaize Group applied the revised standard prospectively to transactions with non-controlling interests after January 1, 2010, while previously the Group applied the so-called “parent entity extension” method. The acquisition of the remaining non-controlling interest in Alfa Beta (see Note 4.2), during 2010, was accounted for applying the revised guidance.

2.3. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented, except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (Note 5.3).

Principles of Consolidation

Subsidiaries are all entities - including special purpose entities - over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries, see Note 36.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (Note 36).

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control (“associates”).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances and transactions are eliminated in full when preparing the consolidated financial statements.

Non-controlling interests (also referred to as “Minority interests”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. Until 2010, the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Consequently, acquisitions of non-controlling interests were accounted for using the so-called “parent entity extension” method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill. Since 2010, and following an amendment to IAS 27 (see Note 2.2), such transactions are prospectively accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisitions costs), nor on goodwill.

Business Combinations and Goodwill

Business combinations occurring prior to January 1, 2010, were accounted for using the purchase method. Under this method, the cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement. When Delhaize Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that would otherwise have been required under the contract.

Since January 1, 2010, following the revision of IFRS 3, business combinations are accounted for using the acquisition method, which is similar to the purchase method, but has certain significant differences. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, that present ownership interests and that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses.” When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value. Goodwill is initially measured at cost being the excess of the aggregate of the considerations transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale (see Note 5.2) if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale, when the conditions are met, even when the Group retains a non-controlling interest.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group’s accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale.

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, if earlier, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (Note 5.3).

Translation of Foreign Currencies

•

Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). Delhaize Group’s financial statements are presented in (millions of) euros, the parent entity’s functional and Group’s “presentation currency,” except where stated otherwise.

•

Foreign currency transactions and balances: Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently retranslated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the “Cumulative translation adjustment” component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within “Finance costs” (Note 29.1), while gains and losses on financial assets are shown as “Income from investments” (Note 29.2). Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

•

Foreign group entities: The results and balance sheets of all Group entities that have a functional currency different from the Group’s presentation currency are translated into the presentation currency as follows:

(a)	the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);

(b)	goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; and

(c)	the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “Cumulative translation adjustment” being part of “Other Comprehensive Income” (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a “reclassification adjustment”).

Delhaize Group - Annual Report 2010 83

None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group currently hedge net investments in foreign operations.

	Closing Rate			Average Daily Rate
(in EUR)	2010	2009	2008	2010	2009	2008
1 USD	0.748391	0.694155	0.718546	0.754318	0.716949	0.679902
100 SKK	—	—	3.319392	—	—	3.198802
100 RON	23.463163	23.605505	24.860162	23.740563	23.585462	27.154728
100 THB	—	—	2.071037	—	—	2.062906
100 IDR	0.008332	0.007339	0.006562	0.008304	0.006923	0.007044

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as “Other liabilities” and released in analogy with SIC 15 Operating Leases - Incentives), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Intangible assets acquired as part of a business combination that are held to prevent others from using them (“defensive assets”) - often being trade names with no intended future usage - are recognized separately from goodwill.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use, as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique “for-own-use software” controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

• Prescription files	15 years

• Favorable lease rights	Remaining lease term

• Computer software	3 to 5 years

• Other intangible assets	3 to 15 years

Intangible assets with indefinite useful lives are not amortized, but are annually tested for impairment and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

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Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years

• Permanent installations	3 to 25 years

• Machinery and equipment	3 to 14 years

• Furnitures, fixtures, equipment and vehicles	5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” (Note 27) or “Other operating expenses” (Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, but not for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost, less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

Leases

The determination of whether an agreement is, or contains a lease, is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as other operating income (Note 27) in the period in which they are earned.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use (“qualifying assets”) are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as other operating income (Note 27) on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These “vendor allowances” are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding specific purchase or sales level and to estimate related inventory turnover.

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Cash and Cash Equivalents

Cash and cash equivalents include cash at call with banks and on hand and short-term deposits with an original maturity of three months or less. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to “Other current liabilities.”

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use, are tested annually for impairment, which at Delhaize Group is during the fourth quarter of the year.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets, for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash-generating unit” or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models are used, which are supported by valuation multiples or other available fair value indicators.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and that is not larger than an operating segment before aggregation (see Note 6).

An impairment loss of a continuing operation is recognized in the income statement in “Other operating expenses” (see Note 28) if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial asset”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

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Held-to-maturity investments: Financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, and through the amortization process.

In case the Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity, any remaining held-to-maturity assets would have to be reclassified as available-for-sale financial assets (Note 11). In such an event, two full financial years must pass before financial assets can be classified again as held-to-maturity (“tainting rules”).

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Loans and receivables: Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group’s loans and receivables comprise “Other financial assets” (Note 12), “Receivables” (Note 14) and “Cash and cash equivalents” (Note 15).

Trade receivables are subsequently measured at amortized cost less a separate impairment allowance. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses.” Impaired receivables are derecognized when they are determined to be uncollectible.

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Available-for-sale investments: Available-for-sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available-for-sale reserve is recognized in the income statement as a reclassification adjustment.

Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs and relying as little as possible on entity-specific inputs, including broker prices from independent parties,

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in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. Currently, Delhaize Group holds mainly investments in debt instruments, in which case the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. Further, Delhaize Group currently holds an immaterial investment in equity instruments where objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (OCI).

Available-for-sale financial assets are included in “Investments in securities” (Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost, which are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.” In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. The fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date for financial liabilities actively traded in organized financial markets.

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Financial liabilities measured at amortized cost are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

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Convertible notes and bonds are compound instruments, usually consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized cost until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in “Debts” on the balance sheet (Note 18).

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An exchange between existing borrower and lenders or a modification in terms of a debt instrument is accounted for as a debt extinguishment of the original financial liability and the recognition of a new financial liability, if the terms are substantially different. For the purpose of IAS 39, the terms are substantially different if the discounted presented value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized, together with the difference in present values, over the remaining term of the modified financial liability.

Derivative Financial Instruments

The subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see “Hedge Accounting” below).

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Economic hedges: Delhaize Group does not hold or issue derivatives for speculative trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve “economic hedging.” For example, foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (Note 19).

These derivatives are classified as mandatory held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (Note 19).

The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, a distinction can be made between the “clean price” and the “dirty price” (or “full fair value”). In contrast to the clean price, the dirty price includes any interest accrued. The fair value of such interest-bearing derivatives corresponds to the dirty price or full fair value.

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Any gains or losses arising from changes in fair value on these derivatives are recognized in the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e. if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as “Income from investment,” Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as “Finance costs,” Note 29.1).

Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

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Embedded derivatives are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance summarized above.

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

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Cash flow hedges are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place).

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.

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Fair value hedges are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item; therefore they are usually presented in the income statement as “Finance cost” (Note 29.1).

•	Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

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Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

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Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in OCI or in equity. In this case, the related tax is also recognized in OCI or directly in equity respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Provisions / receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the temporary differences reverse.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset, if there is a legally enforceable right to set off current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interest and penalties relating to income taxes in “Income tax expense” in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the balance sheet date using management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized within “Finance costs” (Note 29.1).

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Store closing costs: Delhaize Group regularly reviews its stores’ operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash-generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (Note 28), except for inventory write-downs, which are classified as “Cost of sales” (Note 25). If appropriate (see accounting policy for “Non-Current Assets / Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Onerous contracts: IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented out to third-parties are reclassified as investment property (Note 9).

When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, when the Group is demonstrably committed to the termination for the estimated settlement amount, which is when the implementation of a formal plan has started or the main features have been announced to those affected (see also “Employee Benefits” below).

Store closing provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

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Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum retained exposures is provided by external insurance companies.

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Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that arise directly from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

Employee Benefits

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A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due. See for details of Delhaize Group’s defined contribution plans Note 21.1.

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A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability.

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When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI.

Past service costs are recognized immediately in the income statement, unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in “Cost of sales” and in “Selling, general and administrative expenses.” See Note 21.1 for details of Delhaize Group’s defined benefit plans.

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Other post-employment benefits: some Group entities provide post-retirement healthcare benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value, and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. See Note 21.2 for details of Delhaize Group’s other post-employment benefit plans.

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Termination benefits: are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary redundancies if the Group has made an offer of voluntary redundancy, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.

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Profit-sharing and bonus plans: the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 20.3).

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Share-based payments: the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any non-market vesting conditions, but service vesting conditions alone.

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 Revenue in order to determine if it is acting as principal or agent.

•

Sales of products to the Group’s retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and “buy-one, get-one-free”-type incentives that are offered to retail customers through the Group’s customer loyalty programs. Discounts provided by vendors, in the form of manufacturer’s coupons, are recorded as a receivable.

Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer. The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed.

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•	The Group generates limited revenues from franchise fees, which are recognized in net sales when the services are provided or franchise rights used.

•

For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.

•	Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (Note 27).

•	Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (Note 29.2).

•	Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (Note 29.2).

Cost of Sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for “Inventories” above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments. At Delhaize Group the CODM has been identified to be the Executive Committee (see Note 3).

2.4. Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group’s estimates generally have not deviated significantly from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

•	Note 3 - Identification and aggregation of operating segments;

•	Notes 5.2, 5.3 - Disposal Group Classified as Held for Sale and Discontinued Operations;

•	Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;

•	Notes 13, 25 - Accounting for vendor allowances;

•	Note 18.3 - Classification of leases;

•	Note 20 - Provisions;

•	Note 21 - Employee Benefits;

•	Note 22 - Income Taxes.

2.5. Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2011 or later periods, but Delhaize Group has not early adopted them:

•

IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a “business model” and “characteristics of the financial asset” test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. Most significant for the Group, debt instruments may be subsequently measured at amortized cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value.

During 2010, Delhaize Group continued to scrutinize the revised guidance in order to assess the full impact IFRS 9 might have on its consolidated financial statements. The Group believes that IFRS 9 will result in a change of the accounting of most of the Group’s available-for-sale investments (see Note 11), to amortized cost measurement category of IFRS 9, while they are currently measured at fair value through OCI.

Delhaize Group - Annual Report 2010 91

On October 28, 2010, the IASB issued the second part of IFRS 9 dealing with the recognition and measurement of financial liabilities, which is also applicable for annual periods beginning on or after January 1, 2013. The IASB has retained the existing guidance in IAS 39 regarding classifying and measuring financial liabilities, except for those liabilities where the fair value option has been elected, which is currently not the case for any of Delhaize Group’s financial liabilities.

Based on the Group’s current assessment, the following pronouncements are expected to have no significant impact on the 2011 consolidated financial statements:

•	Improvements to IFRS (applicable for annual periods beginning on or after January 1, 2011): In May 2010, the IASB issued an omnibus amendment to various IFRS pronouncements.

•	Revised IAS 24 Related Party Disclosures (applicable for annual periods beginning on or after January 1, 2011): The revised IAS 24 clarifies and simplifies the definition of a related party.

•

Amendments to IAS 32 Classification of Rights Issues (applicable for annual periods beginning on or after February 1, 2010): In October 2009, the IASB amended IAS 32 in a way that foreign currency rights issues are now required to be treated as equity transactions, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

•

Amendments to IAS 12 Income Taxes (applicable for annual periods beginning on or after January 1, 2012): The IASB has added an exception to the principles in IAS 12, whereby there is now the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. Delhaize Group is currently measuring its investment property at amortized cost (see Note 9).

•

Amendments to IFRS 7 Financial Instruments, Derecognition Disclosure (applicable for annual periods beginning on or after July 1, 2011): The IASB has amended IFRS 7 requiring additional disclosures in respect of risk exposures arising from transferred financial assets. Additional disclosures are required for transactions that sell, factor, securitize, lend or otherwise transfer financial assets to other parties.

•

Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement (applicable for annual periods beginning on or after January 1, 2011): The amendment corrects IFRIC 14, an interpretation of IAS 19 Employee Benefits.

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (applicable for annual periods beginning on or after July 1, 2010): On November 26, 2009, IFRIC 19 was issued, which clarifies the treatment of financial liabilities that are extinguished with equity instruments.

Delhaize Group generally does not early adopt changes in IFRS pronouncements and therefore expects to implement such changes when mandatorily effective for the Group.

2.6 Financial Risk Management, Objectives and Policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group’s principle financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group’s activities. The Group also holds several available-for-sale investments. Delhaize Group uses derivative financial instruments to hedge certain risk exposures.

The risks the Group is exposed to are evaluated by Delhaize Group’s management and Board of Directors and discussed in the section “Risk Factors” in this annual report.

3. Segment Information

IFRS 8 applies the so-called “management approach” to segment reporting and requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are components of an entity, which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

(a)	has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and

(b)	exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Delhaize Group subsequently reviewed these operating segments to establish, if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which the standard allows to aggregate into one single operating segment. Based on this, the Group’s US operating segments have been aggregated into one single aggregated operating segment. In a final step, reportable segments have been identified, which represent operating segments that exceed the quantitative thresholds defined by IFRS 8, requiring individual disclosure, and aggregated those operating segments that do not pass these thresholds, into the “Rest of World” segment.

92 - Delhaize Group - Annual Report 2009

Although the operating segment “Greece” does not meet the quantitative thresholds set in IFRS 8, management concluded that this operating segment, considering the size of the remaining operating segments included in the “Rest of the World” segment, should be disclosed separately.

Management finally concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non-operating - other business activities - and therefore decided to aggregate only the remaining operating segments relating to operating activities into the “Rest of the World” reportable segment, thus, allowing the corporate activities of the Group to be disclosed separately under the segment “Corporate.”

This results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

The Executive Committee reviews the performance of Delhaize Group’s segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The operating segments information for 2010, 2009 and 2008 is as follows:

Year ended December 31, 2010 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	14 187	4 800	1 563	300	—	20 850
Cost of sales	(10 272)	(3 803)	(1 184)	(238)	—	(15 497)
Gross profit	3 915	997	379	62	—	5 353
Gross margin	27.6%	20.8%	24.3%	20.8%	—	25.7%
Other operating income	43	36	5	1	—	85
Selling, general and administrative expenses	(3 189)	(795)	(319)	(58)	(33)	(4 394)
Other operating expenses	(16)	(2)	(2)	—	—	(20)
Operating profit	753	236	63	5	(33)	1 024
Operating margin	5.3%	4.9%	4.0%	1.8%	—	4.9%

Operating profit from discontinued operations	—	—	—	—	—	—

Other information
Assets	7 850	1 806	843	171	232	10 902
Liabilities	2 592	1 141	458	50	1 592	5 833
Capital expenditures	410	128	75	38	9	660
Non-cash operating activities:
Depreciation and amortization	423	104	33	6	9	575
Impairment loss(4)	13	—	1	—	—	14
Share-based compensation	14	1	—	—	1	16

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand-Duchy of Luxembourg.
(3)	Rest of the World includes the Group’s operations in Romania and Indonesia.
(4)	No impairment loss was recorded or reversed in equity.

Year ended December 31, 2009 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13 618	4 616	1 471	233	—	19 938
Cost of sales	(9 817)	(3 690)	(1 121)	(185)	—	(14 813)
Gross profit	3 801	926	350	48	—	5 125
Gross margin	27.9%	20.0%	23.8%	20.5%	—	25.7%
Other operating income	34	36	7	1	—	78
Selling, general and administrative expenses	(3 046)	(772)	(297)	(49)	(28)	(4 192)
Other operating expenses	(60)	(5)	(1)	(1)	(2)	(69)
Operating profit	729	185	59	(1)	(30)	942
Operating margin	5.4%	4.0%	4.0%	(0.3%)	—	4.7%

Operating profit from discontinued operations	—	1	—	—	—	1

Other information
Assets	6 927	1 750	784	113	174	9 748
Liabilities	2 670	1 027	515	35	1 092	5 339
Capital expenditures	331	115	57	13	4	520
Non-cash operating activities:
Depreciation and amortization	381	89	30	6	9	515
Impairment loss(4)	17	3	—	—	2	22
Share-based compensation	18	1	—	—	1	20

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand-Duchy of Luxembourg.
(3)	Rest of the World includes the Group’s operations in Romania and Indonesia.
(4)	No impairment loss was recorded or reversed in equity.

Delhaize Group - Annual Report 2010 93

Year ended December 31, 2008 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13 081	4 407	1 335	201	—	19 024
Cost of sales	(9 453)	(3 558)	(1 032)	(161)	—	(14 204)
Gross profit	3 628	849	303	40	—	4 820
Gross margin	27.7%	19.3%	22.7%	20.0%	—	25.3%
Other operating income	42	40	13	1	—	96
Selling, general and administrative expenses	(2 904)	(722)	(267)	(38)	(31)	(3 962)
Other operating expenses	(46)	(1)	(3)	—	—	(50)
Operating profit	720	166	46	3	(31)	904
Operating margin	5.5%	3.8%	3.4%	1.5%	—	4.8%

Operating profit from discontinued operations	—	(8)	—	—	—	(8)

Other information
Assets	7 192	1 654	649	98	107	9 700
Liabilities	2 734	917	480	36	1 338	5 505
Capital expenditures	481	117	88	20	8	714
Non-cash operating activities:
Depreciation and amortization	356	82	25	4	9	476
Impairment loss(4)	20	8	—	—	—	28
Share-based compensation	18	2	—	—	1	21

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).
(3)	Rest of the World includes the Group’s operations in Romania and Indonesia. Operations in Slovakia (liquidated in 2008) are presented in discontinued operations (see Note 5).
(4)	No impairment loss was recorded or reversed in equity.

Delhaize Group’s operation of retail supermarkets represents approximately 90% of the Group’s consolidated revenues. The remaining revenue represents wholesale retail revenues. Total revenues can be further analyzed as follows:

(as a percentage of revenues)	2010	2009	2008
Retail Revenues
- Food - Perishable	40.0%	39.4%	39.9%
- Food - Non-perishable	35.5%	35.9%	36.2%
- Non-Food	13.8%	14.1%	13.4%

Total Retail Revenues	89.3%	89.4%	89.5%
Wholesale Revenues	10.7%	10.6%	10.5%

Total Revenues	100.0%	100.0%	100.0%

Delhaize Group is not reliant on any individual major customer and consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group’s revenue.

4. Business Combinations and Acquisition of Non-controlling Interests

4.1. Business Combinations

Acquisitions during 2010

During 2010, Delhaize Group entered into several small agreements acquiring a total of 15 individual stores in various parts of the world, which meet the business definition under IFRS 3 and were accounted for accordingly. Total consideration transferred during 2010 was EUR 16 million in cash, and additional final payments of EUR 1 million are expected to be paid in 2011. These transactions resulted in an increase of goodwill of EUR 12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010 (see below).

Acquisitions during 2009

During 2009, Delhaize Group entered into several agreements that have resulted in the acquisition of businesses accounted for under IFRS 3. The most significant transactions are detailed further below. In addition to those, the Group entered into some smaller transactions acquiring individual stores (total acquisition price EUR 13 million), which resulted in a total increase of goodwill amounting to EUR 6 million.

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of EUR 25 million. Both stores, based in Luxembourg, were previously affiliated stores and as of acquisition date, were integrated into Delhaize Group’s company operated sales network.

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The fair values of the identifiable assets and liabilities of Knauf Center Schmëtt SA and Knauff Center Pommerlach SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Property, plant and equipment	2
Inventories	2
Receivables and other assets	5

9

Non-current liabilities	(1)
Accounts payable	(3)

Net assets	5
Goodwill arising on acquisition	20

Total consideration transferred	25

Both entities previously prepared financial statements under Luxembourg Generally Accepted Accounting Principles (“Lux GAAP”) and consequently the carrying values of the assets and liabilities just before the acquisition have not been disclosed in the summary table above due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Transaction costs are negligible and the total consideration transferred of EUR 25 million represents the total net cash outflow.

The goodwill of EUR 20 million reflects the direct access Delhaize Group now has to the strong customer base and location of the stores operated by the two entities and the reduced operating costs due to the full integration into Delhaize Group’s operated sales network.

The consolidated financial statements of Delhaize Group include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 56 million and net profit of EUR 2 million for the full year.

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest, for an amount of EUR 6 million (transaction costs are negligible). These supermarkets have been integrated into Delhaize Group’s Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

The carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on Delhaize Group’s consolidated result have not been disclosed here, as the selling entity applied Romanian Generally Accepted Accounting Principles (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of Koryfi SA

On November 23, 2009, Delhaize Group acquired, through its subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”), 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of EUR 7 million. One of the stores was closed end 2009 and one mid 2010 and the 9 other stores were converted to Alfa Beta stores before the end of 2010.

The final acquisition date fair values of the identified assets and liabilities of Koryfi SA can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	1
Property, plant and equipment	3
Inventories	3
Receivables and other assets	1

8

Non-current liabilities	(1)
Short-term borrowings	(2)
Accounts payable	(6)
Other current liabilities	(1)

Net assets	(2)
Goodwill arising on acquisition	9

Total consideration transferred	7

The fair values of the identifiable assets and liabilities of Koryfi S.A. in the 2009 consolidated financial statements were recognized on a provisional basis. No material adjustments were done in 2010.

Transaction costs are negligible and the total consideration transferred of EUR 7 million represents the total net cash outflow. The final goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta’s position in the North-eastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

Delhaize Group - Annual Report 2010 95

From the date of acquisition, the acquired stores have contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR (1) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

Koryfi SA applied Greek Generally Accepted Accounting Principles (“Greek GAAP”) before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group’s consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Acquisitions during 2008

Acquisition of P.L.L.C.

On February 14, 2008, Delhaize Group acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis - Logistics (P.L.L.C.) for an amount of EUR 12 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounted to EUR 9 million and goodwill of EUR 5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

Acquisition of Plus Hellas

On April 1, 2008, Delhaize Group acquired, through its subsidiary Alfa Beta, 100% of the shares and voting rights of the Greek retailer “Plus Hellas,” a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of EUR 70 million was subsequently adjusted to EUR 65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned. During 2008, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa Beta banners.

The final acquisition date (April 1, 2008) fair values of the identifiable assets and liabilities of Plus Hellas can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	2
Property, plant and equipment	67
Other non-current assets	3
Inventories	8
Receivables and other assets	2
Cash and cash equivalents	1

83

Non-current liabilities	(10)
Accounts payable	(18)
Other current liabilities	(4)

Net assets	51
Goodwill arising on acquisition	14

Total acquisition cost	65

The total acquisition costs comprised a cash payment and transaction costs of EUR 0.5 million, which were directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	65
Net cash acquired with the subsidiary	(1)

Net cash outflow	64

The recognized goodwill is attributed to the expected synergies, acquired customer base and other benefits from combining the assets and retail activities of Plus Hellas with those of the Group.

From the date of acquisition, Plus Hellas has contributed EUR 36 million to the Group’s 2008 revenues and EUR (6) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 24 million.

Plus Hellas applied “Greek GAAP” before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on the Group’s consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of La Fourmi

On September 1, 2008, Delhaize Group acquired 100% of the shares and voting rights of La Fourmi, which operated 14 supermarkets in Bucharest (of which four are owned). These supermarkets have been integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price of La Fourmi was EUR 19 million, subsequently adjusted to EUR 12 million, based on the contract terms.

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The final fair values of the identifiable assets and liabilities of La Fourmi as of the acquisition date (September 1, 2008) can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	3
Property, plant and equipment	7
Inventories	1
Receivables and other assets	2

13

Non-current liabilities	(2)
Accounts payable	(7)
Other current liabilities	(3)

Net assets	1
Goodwill arising on acquisition	11

Total acquisition cost	12

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.2 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	12
Net cash acquired with the subsidiary	—

Net cash outflow	12

The fair values of the identifiable assets and liabilities of La Fourmi in the 2008 consolidated financial statements were recognized on a provisional basis. No material adjustments were made during 2009. The goodwill is attributed to strategic and location-related advantages, as well as to the acquisition of the customer base of the La Fourmi stores.

From the date of acquisition, stores of the former La Fourmi Group have contributed EUR 6 million to the 2008 revenues of the Group and EUR (0.2) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 20 million.

La Fourmi’s carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on the Group’s consolidated results have not been disclosed here, as the La Fourmi Group previously applied Romanian GAAP and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

4.2. Acquisition of non-controlling interests

Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share, based on an agreement with two major shareholders (approximately 12%) of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delhaize Group held 89.56% of Alfa Beta shares. During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

In 2009, this acquisition of non-controlling interests was accounted for using the “parent entity extension” method, i.e. the difference between the consideration paid (EUR 108 million) and the book value of the share of the net assets acquired was recognized in goodwill and amounted to EUR 72 million.

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland BV (“Delned”) a new tender offer to acquire the remaining shares of Alfa Beta at EUR 35.73 per share.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta and Alfa Beta was delisted from the Athens Exchange as of October 1, 2010.

In accordance with the amended IAS 27 Consolidated and Separate Financial Statements, the acquisition of non-controlling interest is accounted for as an equity transaction since 2010. The difference between the amount of non-controlling interest and the fair value of the consideration paid, including transactions costs (EUR 1 million), was recognized directly in equity and attributed to the shareholders of the Group and therefore had no impact on goodwill or profit or loss.

The amended IAS 27 also changed certain presentation provisions of IAS 7 Statement of Cash Flows, requiring, in line with the underlying principle of IAS 27 that is explained above, classifying cash flows from the acquisition / disposal of non-controlling interest as “Financing activities,” instead of “Investing activities.” Delhaize Group incurred cash outflows of EUR 47 million in 2010, which were classified accordingly. Comparative information has been restated to align presentation.

Delhaize Group - Annual Report 2010 97

5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1. Divestitures

During the years 2010, 2009 and 2008, Delhaize Group only divested operations from its operating activities that met the definition of discontinued operations (see Note 5.3).

5.2. Disposal Group / Assets Classified as Held for Sale

On July 13, 2009, Delhaize Group reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of EUR 8 million.

The assets and liabilities of Delhaize Deutschland GmbH, which was part of the Belgian segment, had been presented as “held for sale” as of December 2008 and income and expenses relating to Delhaize Deutschland GmbH were shown until disposal as “Result from discontinued operations.”

The carrying value as of December 31, 2008 of assets classified as assets held for sale and liabilities associated with assets held for sale included: inventory (EUR 1 million), cash (EUR 1 million), provisions (EUR 2 million) and other liabilities (EUR 1 million).

5.3. Discontinued Operations

As mentioned above (Note 5.2), at December 31, 2008 Delhaize Deutschland GmbH was classified as a disposal group held for sale and qualified simultaneously as a discontinued operation. In 2008, Delhaize Group recognized an impairment loss of EUR 8 million to write down the carrying value of Delhaize Deutschland GmbH to its estimated fair value less costs to sell. In September 2009, the sale of the German activities to Rewe was completed. The operational results of Delhaize Deutschland GmbH during the first eight months of 2009, as well as the gain of EUR 7 million realized on the sale, were classified as “Result from discontinued operations” at December 31, 2009.

In April 2008, Food Lion Thailand Ltd, a dormant company, was liquidated resulting in a gain from discontinued operations of EUR 2 million in 2008.

The overall “Result of discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of EUR, except per share information)	2010	2009	2008
Revenues	—	14	20
Cost of sales	—	(11)	(11)
Selling, general and administrative expenses	—	(2)	(9)
Other operating expenses	—	—	(8)
Finance income (costs)	(1)	7	2

Result before tax	(1)	8	(6)
Income taxes	—	—	—

Result from discontinued operations (net of tax)	(1)	8	(6)

Basic earnings per share from discontinued operations	(0.01)	0.09	(0.06)
Diluted earnings per share from discontinued operations	(0.01)	0.08	(0.06)

Operating cash flows	—	—	3
Investing cash flows	—	(1)	(1)
Financing cash flows	—	—	—

Total cash flows	—	(1)	2

The pre-tax (loss) gain recognized on the re-measurement of assets held for sale was zero in 2010 and 2009 and amounted to EUR (8) million in 2008. In addition, no expenses associated with store closings were recorded as other operating expenses in discontinued operations during the last three years.

6. Goodwill

(in millions of EUR)	2010	2009	2008
Gross carrying amount at January 1	2 707	2 677	2 516
Accumulated impairment at January 1	(67)	(70)	(70)

Net carrying amount at January 1	2 640	2 607	2 446

Acquisitions through business combinations and adjustments to initial purchase accounting	12	41	30
Acquisition of non-controlling interests	—	72	7
Currency translation effect	176	(80)	124

Gross carrying amount at December 31	2 900	2 707	2 677
Accumulated impairment at December 31	(72)	(67)	(70)

Net carrying amount at December 31	2 828	2 640	2 607

98

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose. The Group’s CGUs with significant goodwill allocated to are detailed below:

(in millions of EUR)	2010	2009	2008
Food Lion	1 263	1 172	1 213
Hannaford	1 164	1 071	1 103

United States	2 427	2 243	2 316
Belgium	182	180	160
Greece	202	201	120
Other	17	16	11

Total	2 828	2 640	2 607

In accordance with the accounting policies stated in Note 2.3, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business in the particular market in question, which is assumed to be in line with market expectations. These pre-tax cash flows are discounted applying a pre-tax rate, which has been derived from the entity’s WACC (Weighted Average Cost of Capital) in an iterative process, as described by IAS 36.

•	The fair value less cost to sell (“FVLCTS”) is based on earnings multiples paid for similar companies in the market.

In 2010, 2009 and 2008, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for VIU calculations:

	2010	2009	2008
United States
Growth rate*	2.3%	2.0%	2.0%
Pre-tax discount rates	10.79%-11.71%	11.53%-11.65%	11.01%-11.10%
Europe
Growth rates*	2.5%-2.9%	1.7%-2.0%	2.0%-2.6%
Pre-tax discount rates	7.04%-7.77%	7.63%-8.95%	8.66%-9.75%

*	Weighted average growth rates used to extrapolate cash flows beyond the financial plans period.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of e.g., 100 basis points and a simultaneous reduction of the growth rates by e.g., 50 basis points, would have decreased the total VIU by approximately EUR 4 billion in 2010 (EUR 3 billion in 2009 and EUR 3 billion in 2008) and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

7. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The value in use is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded or reversed in 2010, 2009 or 2008.

Delhaize Group - Annual Report 2010 99

See Note 8 for a description of the impairment test for assets with finite lives. During 2009, Delhaize Group impaired various software solutions that related to projects that the Group abandoned during the year.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2010	362	151	175	201	49	938
Additions	—	43	43	—	6	92
Sales and disposals	—	(4)	(2)	(22)	—	(28)
Transfers to/from other accounts	—	(4)	5	—	(2)	(1)
Currency translation effect	28	6	9	16	3	62
Cost at December 31, 2010	390	192	230	195	56	1 063
Accumulated amortization at January 1, 2010	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at January 1, 2010	(33)	(3)	(2)	(5)	—	(43)
Amortization expense	—	(21)	(32)	(12)	(4)	(69)
Sales and disposals	—	4	1	22	—	27
Transfers to/from other accounts	—	(1)	1	(1)	2	1
Currency translation effect	(2)	(4)	(6)	(10)	(2)	(24)
Accumulated amortization at December 31, 2010	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at December 31, 2010	(35)	(2)	(3)	—	—	(40)

Net carrying amount at December 31, 2010	355	96	89	66	28	634

Cost at January 1, 2009	374	123	152	217	52	918
Additions	—	35	25	—	—	60
Sales and disposals	—	(2)	(3)	(10)	—	(15)
Acquisitions through business combinations	—	—	—	1	—	1
Transfers to/from other accounts	—	(3)	5	—	(1)	1
Currency translation effect	(12)	(2)	(4)	(7)	(2)	(27)
Cost at December 31, 2009	362	151	175	201	49	938
Accumulated amortization at January 1, 2009	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at January 1, 2009	(34)	—	—	(5)	—	(39)
Amortization expense	—	(17)	(26)	(13)	(3)	(59)
Impairment loss	—	(3)	(2)	—	—	(5)
Sales and disposals	—	—	2	10	—	12
Transfers to/from other accounts	—	—	(1)	—	—	(1)
Currency translation effect	1	2	2	4	1	10
Accumulated amortization at December 31, 2009	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at December 31, 2009	(33)	(3)	(2)	(5)	—	(43)

Net carrying amount at December 31, 2009	329	77	70	73	25	574

Cost at January 1, 2008	354	86	120	224	46	830
Additions	—	36	22	—	5	63
Sales and disposals	—	—	(3)	(22)	—	(25)
Acquisitions through business combinations	—	—	—	4	1	5
Transfers to/from other accounts	—	(3)	7	—	(3)	1
Currency translation effect	20	4	6	11	3	44
Cost at December 31, 2008	374	123	152	217	52	918
Accumulated amortization at January 1, 2008	—	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at January 1, 2008	(32)	—	—	(5)	—	(37)
Amortization expense	—	(12)	(22)	(15)	(3)	(52)
Sales and disposals	—	—	3	22	—	25
Currency translation effect	(2)	(2)	(4)	(7)	(1)	(16)
Accumulated amortization at December 31, 2008	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at December 31, 2008	(34)	—	—	(5)	—	(39)

Net carrying amount at December 31, 2008	340	67	72	88	30	597

Trade name assets are allocated to the following cash generating units:

	December 31,
(in millions of EUR)	2010	2009	2008
Food Lion	193	179	185
Hannaford	162	150	155

United States	355	329	340

Amortization expenses are mainly charged to selling, general and administrative expenses.

100

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2010	1 764	1 652	2 891	62	845	7 214
Additions	59	82	228	184	54	607
Sales and disposals	(11)	(29)	(124)	—	(27)	(191)
Acquisitions through business combinations	1	1	2	—	—	4
Transfers to/from other accounts	45	58	55	(154)	—	4
Currency translations effect	72	97	165	2	58	394
Balance at December 31, 2010	1 930	1 861	3 217	94	930	8 032
Accumulated depreciation at January 1, 2010	(503)	(899)	(1 633)	—	(330)	(3 365)
Accumulated impairment at January 1, 2010	—	(14)	(34)	—	(16)	(64)
Depreciation expense	(71)	(127)	(254)	—	(51)	(503)
Impairment loss	—	(2)	(5)	—	(5)	(12)
Sales and disposals	8	29	115	—	27	179
Transfers to/from other accounts	(1)	(2)	1	—	—	(2)
Currency translation effect	(20)	(52)	(94)	—	(24)	(190)
Accumulated depreciation at December 31, 2010	(587)	(1 055)	(1 881)	—	(380)	(3 903)
Accumulated impairment at December 31, 2010	—	(12)	(23)	—	(19)	(54)

Net carrying amount at December 31, 2010	1 343	794	1 313	94	531	4 075

Cost at January 1, 2009	1 604	1 593	2 892	97	839	7 025
Additions	73	64	205	115	66	523
Sales and disposals	(6)	(27)	(89)	—	(19)	(141)
Acquisitions through business combinations	3	8	3	—	—	14
Transfers to/from other accounts(1)	123	58	(47)	(149)	(15)	(30)
Currency translation effect	(33)	(44)	(73)	(1)	(26)	(177)
Balance at December 31, 2009	1 764	1 652	2 891	62	845	7 214
Accumulated depreciation at January 1, 2009	(398)	(820)	(1 595)	—	(317)	(3 130)
Accumulated impairment at January 1, 2009	—	(13)	(33)	—	(17)	(63)
Depreciation expense	(56)	(122)	(226)	—	(49)	(453)
Impairment loss	(1)	(5)	(7)	—	—	(13)
Sales and disposals	3	25	84	—	19	131
Transfers to/from other accounts(1)	(60)	(1)	68	—	7	14
Currency translation effect	9	23	42	—	11	85
Accumulated depreciation at December 31, 2009	(503)	(899)	(1 633)	—	(330)	(3 365)
Accumulated impairment at December 31, 2009	—	(14)	(34)	—	(16)	(64)

Net carrying amount at December 31, 2009	1 261	739	1 224	62	499	3 785

Cost at January 1, 2008	1 443	1 333	2 561	77	754	6 168
Additions	41	101	281	226	53	702
Sales and disposals	(6)	(23)	(123)	(2)	(8)	(162)
Acquisitions through business combinations	62	10	5	2	4	83
Transfers to/from other accounts	16	114	60	(208)	(6)	(24)
Currency translation effect	48	66	111	2	42	269
Amount classified as held for sale	—	(8)	(3)	—	—	(11)
Balance at December 31, 2008	1 604	1 593	2 892	97	839	7 025
Accumulated depreciation at January 1, 2008	(340)	(705)	(1 431)	—	(265)	(2 741)
Accumulated impairment at January 1, 2008	—	(8)	(27)	—	(9)	(44)
Depreciation expense	(49)	(106)	(220)	—	(46)	(421)
Impairment loss	—	(9)	(7)	—	(8)	(24)
Sales and disposals	3	19	115	—	8	145
Transfers to/from other accounts	1	—	1	—	2	4
Currency translation effect	(13)	(32)	(62)	—	(16)	(123)
Amount classified as held for sale	—	8	3	—	—	11
Accumulated depreciation at December 31, 2008	(398)	(820)	(1 595)	—	(317)	(3 130)
Accumulated impairment at December 31, 2008	—	(13)	(33)	—	(17)	(63)

Net carrying amount at December 31, 2008	1 206	760	1 264	97	505	3 832

(1)	During 2009 certain permanent building fixtures were transferred from “Furniture, fixtures, equipment and vehicles” to “Land and Buildings.”

Delhaize Group - Annual Report 2010 101

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2010	2009	2008
Cost of sales	56	44	42
Selling, general and administrative expenses	447	409	377
Result from discontinued operations	—	—	2

Total depreciation	503	453	421

Property, plant and equipment can be summarized by segment as follows:

(in millions of EUR)	December 31,
	2010	2009	2008
United States	2 794	2 596	2 696
Belgium	784	764	746
Greece	410	370	339
Rest of the World	78	45	38
Corporate	9	10	13

Total property, plant and equipment	4 075	3 785	3 832

In accordance with the accounting policy summarized in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that impairment may exist. The Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other (groups of) assets (“cash-generating unit” or CGU), for potential impairment based on historical and projected cash flows. The recoverable value is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors, such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimate fair values based on the location and condition of the stores.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and might result in additional stores identified as being possibly impaired and / or on the impairment amount calculated.

Impairment losses of property, plant and equipment, recorded in other operating expenses, amounted to EUR 12 million, EUR 13 million and EUR 24 million in 2010, 2009 and 2008, respectively. Impairment losses recognized in discontinued operations (related to assets classified as held for sale, see Note 5.3) were EUR 5 million in 2008.

The impairment losses of EUR 12 million recognized in 2010, relate to underperforming stores (2009: EUR 6 million), mainly in the United States, with only insignificant amounts incurred in connection with store closings (2009: EUR 5 million). In accordance with the Group’s policy, closed stores held under finance lease agreements are reclassified to investment property (see Note 9). In 2009, the Group recorded on such closed stores additional impairment losses of EUR 4 million as other operating expenses. In 2008, the Group recognized an impairment loss of EUR 24 million mainly relating to Sweetbay stores (EUR 19 million) and stores operated in Germany (EUR 5 million).

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of EUR)	December 31,
	2010	2009	2008
Leasehold improvements	2	5	9
Furniture, fixtures, equipment and vehicles	5	7	7
Buildings	—	1	—
Property under finance leases	5	—	8

Total	12	13	24

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2010 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	144	671	812	—	1 627
Belgium	131	34	240	400	805
Greece	41	—	145	37	223
Rest of the World	15	—	130	—	145

Total	331	705	1 327	437	2 800

102

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group’s accounting policy explained in Note 2.3, investment property is accounted for at cost, less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1), they are reclassified to investment property and in 2009 the Group reclassified EUR 14 million, net of accumulated depreciation, of closed store related assets in the United States and recognized simultaneously an impairment loss of EUR 4 million (see also Note 8).

The fair value of investment property amounted to EUR 92 million, EUR 69 million and EUR 52 million at December 31, 2010, 2009 and 2008, respectively. The fair values for disclosure purposes have been determined using either the support of qualified independent external valuers or by internal valuers, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 3 million for 2010, EUR 4 million for 2009 and EUR 3 million for 2008. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 4 million in 2010, 2009 and 2008.

(in millions of EUR)	2010	2009	2008
Cost at January 1	79	53	48
Additions	15	3	—
Sales and disposals	(6)	(3)	(10)
Transfers to/from other accounts	(3)	28	12
Currency translation effect	6	(2)	3

Cost at December 31	91	79	53

Accumulated depreciation at January 1	(29)	(14)	(8)
Depreciation expense	(3)	(3)	(3)
Sales and disposals	5	2	2
Impairment	(2)	(4)	(1)
Transfers to/from other accounts	—	(11)	(3)
Currency translation effect	(2)	1	(1)

Accumulated depreciation at December 31	(31)	(29)	(14)

Net carrying amount at December 31	60	50	39

At December 31, 2010, 2009 and 2008, the Group only had insignificant investment property under construction.

Delhaize Group - Annual Report 2010 103

10. Financial Instruments by Category

10.1. Financial Assets

Financial Assets by Class and Measurement Category

(in millions of EUR)	December 31, 2010
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	125	125
Other financial assets	12	17	—	—	—	17
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	637	—	—	—	637
Investments in securities	11	—	—	—	43	43
Other financial assets	12	3	—	—	—	3
Derivative instruments	19	—	5	—	—	5
Cash and cash equivalents	15	758	—	—	—	758

Total financial assets		1 415	66	—	168	1 649

(in millions of EUR)	December 31, 2009
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	126	126
Other financial assets	12	16	—	—	—	16
Derivative instruments	19	—	96	—	—	96
Current
Receivables	14	597	—	—	—	597
Investments in securities	11	—	—	—	12	12
Other financial assets	12	15	—	—	—	15
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	439	—	—	—	439

Total financial assets		1 067	96	—	138	1 301

Financial Assets measured at fair value by Fair Value Hierarchy

IFRS 7 requires, for financial instruments that are measured in the balance sheet at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•

Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active, if quoted prizes are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market date where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e. as prices) or indirectly (i.e. derived from prices), the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market date, the financial instrument is included in level 3.

104

(in millions of EUR)	December 31, 2010
	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	122	3	—	125
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	43	—	—	43
Derivatives - through profit or loss	19	—	5	—	5
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		165	69	—	234

(in millions of EUR)	December 31, 2009
	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	124	2	—	126
Derivatives - through profit or loss	19	—	96	—	96
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	12	—	—	12
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		136	98	—	234

During 2010 EUR 1 million of securities were transferred from Level 2 to Level 1. No transfers between the different fair value hierarchy levels took place in 2009.

10.2. Financial Liabilities

Financial liabilities by Class and Measurement Category

(in millions of EUR)	December 31, 2010
		Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-current
Long-term debt	18.1	—	—	544	1 422	1 966
Obligations under finance leases	18.3	—	—	—	684	684
Derivative instruments	19	3	13	—	—	16
Current
Short-term borrowings	18.2	—	—	—	16	16
Long-term debt - current portion	18.1	—	—	—	40	40
Obligations under finance leases	18.3	—	—	—	57	57
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 574	1 574

Total financial liabilities		3	13	544	3 793	4 353

(in millions of EUR)	December 31, 2009
		Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-current
Long-term debt	18.1	—	—	543	1 361	1 904
Obligations under finance leases	18.3	—	—	—	643	643
Derivative instruments	19	—	38	—	—	38
Current
Short-term borrowings	18.2	—	—	—	63	63
Long-term debt - current portion	18.1	—	—	—	42	42
Obligations under finance leases	18.3	—	—	—	44	44
Derivative instruments	19	2	—	—	—	2
Accounts payable		—	—	—	1 436	1 436

Total financial liabilities		2	38	543	3 589	4 172

Delhaize Group - Annual Report 2010 105

Financial Liabilities measured at fair value by Fair Value Hierarchy

(in millions of EUR)	December 31, 2010
	Note	Level 1	Level 2	Level 3	Total
Non-current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	13	—	13
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	16	—	16

(in millions of EUR)	December 31, 2009
	Note	Level 1	Level 2	Level 3	Total
Non-current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	38	—	38
Current
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	40	—	40

During 2010 and 2009, no transfers between the different fair value hierarchy levels took place. See Note 10.1 with respect to the definition of the fair value hierarchy levels.

11. Investments in Securities

Investments in securities represent mainly investments in debt securities, and minor equity investments, which are held as available for sale. Securities are included in non-current assets, except for debt securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the available-for-sale assets are as follows:

(in millions of EUR)	December 31,
	2010	2009	2008
Non-current	125	126	123
Current	43	12	28

Total	168	138	151

The fair values of Delhaize Group’s available for sale securities (both debt and equity investments) were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). As referred to in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2008, as a consequence of the credit crisis, an impairment charge of EUR 1 million was recognized in the income statement. In 2010 and 2009, none of the investments in securities were either past due or impaired.

The credit quality of the Group’s investments in debt securities can be assessed by reference to external credit ratings (Standard & Poor’s), which can be summarized for 2010 as follows:

S&P Rating	in millions of EUR	%
AAA	155	94%
AA	2	1%
A	6	4%
B	1	1%

Total Investments in debt securities	164	100%

The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2010, EUR 10 million (2009: EUR 10 million, 2008: EUR 15 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions of currency)	2011	2012 - 2015	2016	Total
Cash flows in USD	2	2	9	13
Cash flows in USD translated into EUR	2	2	6	10

Delhaize Group further holds smaller investments in money market and investment funds in order to satisfy future pension benefit payments for a limited number of employees. The remaining investments are predominately held by the Group’s captive re-insurance company, covering the Group’s self-insurance exposure (see Note 20.2).

106

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

In 2007, the Group included an amount of EUR 20 million held in escrow, relating to the sale of Delvita and being released in three equal annual installments in 2008, 2009 and 2010. At December 31, 2010 no amount was remaining.

The 2010 current financial assets contain collateral for derivatives of EUR 2 million in connection with derivatives under existing International Swap Dealer Association Agreements (“ISDAs”), EUR 8 million in 2009 and zero in 2008.

13. Inventories

Inventory held at hand predominately represents goods for resale. In 2010, 2009 or 2008, Delhaize Group did not recognize (or reverse any previously recognized) write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14. Receivables

(in millions of EUR)	2010	2009	2008
Trade receivables	640	573	542
Trade receivables - bad debt allowance	(29)	(30)	(20)
Other receivables	26	54	86

Total current receivables	637	597	608

The aging of the current receivables is as follows:

(in millions of EUR)			December 31, 2010
	Net Carrying Amount as of December 31, 2010	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	521	71	29	19
Trade receivables - bad debt allowance	(29)	(2)	(3)	(9)	(15)
Other receivables	26	17	2	4	3

Total	637	536	70	24	7

(in millions of EUR)			December 31, 2009
	Net Carrying Amount as of December 31, 2009	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	573	455	45	54	19
Trade receivables - bad debt allowance	(30)	(2)	(2)	(7)	(19)
Other receivables	54	46	3	1	4

Total	597	499	46	48	4

(in millions of EUR)			December 31, 2008
	Net Carrying Amount as of December 31, 2008	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	542	402	107	21	12
Trade receivables - bad debt allowance	(20)	(4)	(2)	(3)	(11)
Other receivables	86	71	5	7	3

Total	608	469	110	25	4

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively, based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually significant for the Group or the operating entity, due to the Group’s large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables equal their (net) carrying values.

Delhaize Group - Annual Report 2010 107

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

The movement of the bad debt allowance account can be summarized as follows:

(in millions of EUR)	Note	2010	2009	2008
Bad debt allowance as of January 1		30	20	15
Additions (recognized in profit or loss)	24	6	20	15
Usage		(8)	(10)	(10)
Currency translation effect		1	—	—

Bad debt allowance at December 31		29	30	20

15. Cash and Cash Equivalents

(in millions of EUR)	2010	2009	2008
Term deposits with original maturity of three months or less	491	166	25
Cash at banks	203	200	249
Cash on hand	64	73	46

Cash and cash equivalents at December 31	758	439	320	(1)

(1)	Amount excludes EUR 1 million, which is classified as asset held for sale as of December 31, 2008.

Supplemental Cash Flow information:

(in millions of EUR)	2010	2009	2008
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	54	66	53
Finance lease obligations terminated for store properties and equipment	1	1	1

16. Equity

Ordinary Shares

There were 101 555 281, 100 870 626 and 100 583 284 Delhaize Group ordinary shares issued and fully paid at December 31, 2010, 2009 and 2008, respectively (par value of EUR 0.50), of which 988 860, 955 586 and 914 716 ordinary shares were held in treasury at December 31, 2010, 2009 and 2008, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

108

In 2010, Delhaize Group issued 684 655 shares of common stock (2009: 287 342; 2008: 302 777) for EUR 26 million (2009: EUR 14 million; 2008: EUR 15 million), net of EUR 13 million (2009: EUR 5 million; 2008: EUR 6 million) representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2008	50 140 253	2 709 442 063	100 280 507

Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	151 389	15 101 524	302 777

Capital on December 31, 2008	50 291 642	2 724 543 587	100 583 284

Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	143 671	14 476 965	287 342

Capital on December 31, 2009	50 435 313	2 739 020 552	100 870 626

Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	342 328	38 587 734	684 655

Capital on December 31, 2010	50 777 641	2 777 608 286	101 555 281

(1)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19 357 794	9 678 897

May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528 542)	(264 271)

Balance of remaining authorized capital as of December 31, 2008	18 829 252	9 414 626

June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301 882)	(150 941)

Balance of remaining authorized capital as of December 31, 2009	18 527 370	9 263 685

June 8, 2010 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(232 992)	(116 496)

Balance of remaining authorized capital as of December 31, 2010	18 294 378	9 147 189

Share Repurchases

On May 28, 2009, at an Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for two years, replaces the one granted in May 2008. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

During 2010, Delhaize Group SA acquired 311 996 Delhaize Group shares for an aggregate amount of EUR 19 million, representing approximately 0.3% of Delhaize Group’s share capital and transferred 251 782 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies (see Note 21.3).

Additionally, Delhaize America, LLC repurchased in 2010, 130 000 Delhaize Group ADRs for an aggregate amount of USD 9 million, representing approximately 0.1% of the Delhaize Group share capital as at December 31, 2010 and transferred 156 940 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2010, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 62 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2010, Delhaize Group owned 988 860 treasury shares (including ADRs), of which 546 864 were acquired prior to 2010, representing approximately 0.97% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This mandate was renewed on March 15, 2010 and allows the institution to purchase up to 1 100 000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

Delhaize Group - Annual Report 2010 109

In August 2010, Delhaize America, LLC engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America, LLC. The financial institution completed the purchases allowed under the plan in December 2010, purchasing a total of 130 000 ADRs.

Retained Earnings

Retained earnings increased in 2010 by EUR 382 million, representing the profit attributable to owners of the parent (EUR 574 million) net of the dividend declared in 2010 of EUR 161 million and the purchase of non-controlling interests in Alfa Beta of EUR 31 million (see Note 4.2).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2010, 2009 and 2008, Delhaize Group’s legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

(in millions of EUR)	December 31,
	2010	2009	2008
Deferred gain (loss) on discontinued cash flow hedges:
Gross	(15)	(15)	(16)
Tax effect	6	6	6

Cash flow hedge:
Gross	(1)	(9)	—
Tax effect	—	3	—

Actuarial gain (loss) on defined benefit plans:
Gross	(44)	(43)	(35)
Tax effect	16	16	13

Unrealized gain (loss) on securities available-for-sale:
Gross	5	3	9
Tax effect	(1)	(1)	(2)

Total other reserves	(34)	(40)	(25)

•

Deferred gain (loss) on discontinued cash flow hedge: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 18.1). Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments.

•

Cash flow hedge: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). No “basis adjustments” took place during 2010.

•

Actuarial gain (loss) on defined benefit plans: Delhaize Group elected to recognize actuarial gains and losses, which represent adjustments to the defined benefit net liabilities due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI (see Note 21.1). Actuarial gains and losses are never reclassified into profit or loss.

•	Unrealized gain (loss) on securities available for sale: The Group recognizes in this reserve fair value changes on financial assets classified as available-for-sale.

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

110

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade, keeping sufficient flexibility to execute strategic projects and reduce cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group’s dividend policy aims at paying out a regularly increasing dividend while retaining free cash flow at an amount consistent with the opportunities to finance the future growth of the Group and maintaining the finance structure in accordance with the objectives stated above.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net-debt-to-equity” ratio (see Note 18.4).

During 2010, the capital and share premium of Delhaize Group increased by EUR 26 million.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

Non-controlling interests (in millions of EUR)		December 31,
	Note	2010	2009	2008
Belgium		1	1	1
Greece	4.2	—	16	51

Total		1	17	52

As mentioned in Note 4.2, Delhaize Group acquired the remaining non-controlling interests in Alfa Beta during 2010.

17. Dividends

On May 27, 2010, the shareholders approved the payment of a gross dividend of EUR 1.60 per share (EUR 1.20 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 161 million. On May 28, 2009, the shareholders approved the payment of a gross dividend of EUR 1.48 per share (EUR 1.11 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 149 million.

With respect to the current year, the Board of Directors proposes a gross dividend of EUR 1.72 per share to be paid to owners of ordinary shares against coupon no. 49 on June 6, 2011. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 26, 2011 and has therefore not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The total estimated dividend, based on the number of shares outstanding at March 9, 2011 is EUR 175 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Group may have to issue new ordinary shares, to which payment in 2011 of the 2010 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 26, 2011. The Board of Directors will communicate at this Ordinary General Meeting the aggregate number of shares entitled to the 2010 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2010 will be modified accordingly. The maximum number of shares which could be issued between March 9, 2011, and May 26, 2011, assuming that all vested warrants were to be exercised, is 2 781 969. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 5 million. Total outstanding non-vested warrants at March 9, 2011 amounted to 510 319, representing a maximum additional dividend to be distributed of EUR 1 million.

Delhaize Group - Annual Report 2010 111

18. Financial Liabilities

18.1. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

(in millions of EUR)				December 31,
	Nominal Interest rate	Maturity	Currency	2010	2009	2008
Senior Notes, unsecured	5.70%	2040	USD	430	—	—
Debentures, unsecured	9.00%	2031	USD	201	553	572
Notes, unsecured	8.05%	2027	USD	51	84	87
Bonds, unsecured	6.50%	2017	USD	334	309	320
Notes, unsecured(1)	5.625%	2014	EUR	544	543	537
Senior Notes, unsecured(1)	5.875%	2014	USD	223	206	—
Bonds, unsecured(2)	5.10%	2013	EUR	80	80	80
Notes, unsecured	8.125%	2011	USD	38	35	36
Bonds, unsecured(2)	3.895%	2010	EUR	—	40	40
Convertible bonds, unsecured	2.75%	2009	EUR	—	—	170
Eurobond, unsecured	4.625%	2009	EUR	—	—	150
Other debt	4.50% to 7%	2014 to 2031	USD	10	5	—
Mortgages payable	7.55% to 8.65%	2008 to 2016	USD	2	2	3
Senior notes	6.58% to 7.41%	2008 to 2016	USD	7	8	12
Other notes, unsecured	13.21%	2008 to 2013	USD	1	1	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	84	78	81
Bank borrowings			EUR	1	2	3

Total non-subordinated borrowings				2 006	1 946	2 092

Less current portion				(40)	(42)	(326)

Total non-subordinated borrowings, non-current				1 966	1 904	1 766

(1)	Notes are part of hedging relationship (see Note 19).
(2)	Bonds have been issued by Delhaize Group’s Greek subsidiary Alfa Beta.

The interest rate on long-term debt (excluding finance leases) was on average 5.1%, 5.7% and 5.6% at December 31, 2010, 2009 and 2008 respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). No notes were outstanding at December 31, 2010, 2009 and 2008.

Refinancing of Long-term Debts

In October 2010, Delhaize Group exchanged USD 533 million of the 9.00% debentures due 2031 and USD 55 million of the 8.05% Notes due 2027 (together the “Existing Securities”) issued in a private offering by the wholly-owned subsidiary Delhaize America, LLC, for USD 827 million, 5.70% Senior Notes due 2040 issued by Delhaize Group.

The transaction qualified as a “debt modification” under IFRS (see Note 2.3) and any costs or fees incurred adjusted the carrying amount of the Existing Securities, being the carrying amount of the new Senior Notes, and are amortized over the remaining term of the Senior Notes due 2040. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the new Senior Notes issued, has no immediate impact on the carrying amount of the New Notes and is also amortized over the remaining term of the Senior Notes, i.e. until 2040.

Repayment of Long-term Debts

On February 9, 2010, bonds of EUR 40 million issued in 2005 by Delhaize Group’s Greek subsidiary Alfa Beta matured and were repaid.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Senior Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2010, 2009 and 2008, USD 11 million (EUR 8 million), USD 12 million (EUR 9 million) and USD 18 million (EUR 13 million) in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2010, 2009 and 2008, restricted securities of USD 13 million (EUR 10 million), USD 15 million (EUR 10 million) and USD 21 million (EUR 15 million), respectively, were recorded in investment in securities on the balance sheet.

112

Long-term Debt by Currency and contractually agreed payments

The main currencies in which Delhaize Group’s long-term debt (excluding finance leases) are denominated are as follows:

(in millions of EUR)	December 31,
	2010	2009	2008
U.S. dollar	1 381	1 281	1 112
Euro	625	665	980

Total	2 006	1 946	2 092

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of USD)	2011	2012	2013	2014	2015	Thereafter	Fair Value
Fixed rates
Notes due 2011	50	—	—	—	—	—	52
Average interest rate	8.13%	—	—	—	—	—	—
Interest due	2	—	—	—	—	—	—
Notes due 2014	—	—	—	300	—	—	331
Average interest rate	—	—	—	5.88%	—	—	—
Interest due	18	18	18	9	—	—	—
Notes due 2017	—	—	—	—	—	450	510
Average interest rate	—	—	—	—	—	6.50%	—
Interest due	29	29	29	29	29	44	—
Notes due 2027	—	—	—	—	—	71	85
Average interest rate	—	—	—	—	—	8.05%	—
Interest due	6	6	6	6	6	65	—
Debentures due 2031	—	—	—	—	—	272	360
Average interest rate	—	—	—	—	—	9.00%	—
Interest due	24	24	24	24	24	379	—
Notes due 2040	—	—	—	—	—	827	787
Average interest rate	—	—	—	—	—	5.70%	—
Interest due	47	47	47	47	47	1 178	—
Senior and other notes	2	—	—	—	—	8	12
Average interest rate	6.58%	—	—	—	—	7.06%	—
Interest due	1	1	1	1	1	—	—
Mortgages payable	—	—	—	—	—	2	3
Average interest rate	—	—	—	—	—	8.25%	—
Interest due	—	—	—	—	—	—	—
Other debt	—	—	1	7	—	6	14
Average interest rate	—	—	13.21%	7.00%	—	4.50%	—
Interest due	1	1	1	—	—	4	—

Floating rates
Term loan 2012	—	113	—	—	—	—	112
Average interest rate	—	0.91%	—	—	—	—	—
Interest due	1	1	—	—	—	—	—

Total cash flows in USD	181	240	127	423	107	3 306	2 266

Total cash flows in USD translated in millions of EUR	135	180	95	317	80	2 474	1 696

(in millions of EUR)	2011	2012	2013	2014	2015	Thereafter	Fair Value
Fixed rates
Bonds due 2013	—	—	80	—	—	—	86
Average interest rate	—	—	5.10%	—	—	—	—
Interest due	4	4	4	—	—	—	—
Bond due 2014	—	—	—	500	—	—	559
Average interest rate	—	—	—	5.63%	—	—	—
Interest due	28	28	28	28	—	—	—
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	2.00%	—	—	—	—	—	—
Interest due	—	—	—	—	—	—	—

Total cash flows in EUR	33	32	112	528	—	—	646

Total cash flows	168	212	207	845	80	2 474	2 342

Delhaize Group - Annual Report 2010 113

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which the Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt (excluding finance leases) is based on the current market quotes for publicly traded debt (multiplying the quoted price with the nominal amount). Fair values of non-public debt are estimated using rates currently available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

	December 31,
(in millions of EUR)	2010	2009	2008
Fair value of long-term debt	2 342	2 158	1 963

Carrying value of long-term debt:
Current	40	42	326
Non-current	1 966	1 904	1 766

Total	2 006	1 946	2 092

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 17 million at December 31, 2010 and 2009 and EUR 4 million at December 31, 2008.

At December 31, 2010, 2009 and 2008, EUR 28 million, EUR 22 million and EUR 17 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group’s credit rating (“rating event”). Further, none of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

Indentures covering the Notes due in 2011 (USD), 2014 (USD and EUR), 2017 (USD), 2027 (USD) and 2040 (USD) and the Debentures due in 2031 (USD) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (USD and EUR), 2017 (USD) and 2040 (USD) Notes also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

The Term Loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The Bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2010, 2009 and 2008, Delhaize Group was in compliance with all covenants for long-term debt, and headroom on financial covenants at December 31, 2010, was above 30% for all ratios.

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18.2. Short-term Borrowings

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2010	2009	2008
U.S. dollar	2	35	—
Euro	14	28	152

Total	16	63	152

The carrying amounts of short-term borrowings approximate their fair values.

U.S. Entities

At December 31, 2010 Food Lion, LLC had a short term construction facility of USD 5 million (EUR 4 million) in place, with maturity June 5, 2011, of which USD 3 million (EUR 2 million) was outstanding.

In December 2009, Delhaize America, LLC entered into an unsecured revolving credit agreement (“The Credit Agreement”), which provides the entity with a three-year USD 500 million (EUR 374 million), unsecured, committed revolving credit facility, including a USD 100 million (EUR 75 million) sub-limit for the issuance of letters of credit, and a USD 35 million (EUR 26 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 486 million), subject to certain conditions. Funds are available under the Credit Agreement for general corporate purposes. This Credit Agreement will mature on December 1, 2012 and is a second amendment and restatement of the credit agreement entered into in 2005 and subsequently amended and restated in 2007. The credit facility is guaranteed by substantially all of Delhaize America’s subsidiaries.

Delhaize America, LLC had no outstanding borrowings under its credit agreement as of December 31, 2010, USD 50 million (EUR 35 million) as of December 31, 2009 and no outstanding borrowings as of December 31, 2008.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had average daily borrowings of USD 2 million (EUR 2 million) during 2010, USD 3 million (EUR 2 million) during 2009 and USD 25 million (EUR 18 million) during 2008. No credit agreement amounts were used to fund letters of credit during 2010 and 2009 and approximately USD 1 million (EUR 1 million), of the 2005 Credit Agreement was used to fund letters of credit during 2008. In addition to the Credit Agreement, Delhaize America, LLC had approximately USD 20 million (EUR 15 million), USD 37 million (EUR 26 million) and USD 77 million (EUR 55 million) outstanding to fund letters of credit as of December 31, 2010, 2009 and 2008 respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities amounted to USD 45 million (EUR 34 million) at December 31, 2010. As of December 31, 2010, 2009 and 2008, Delhaize America, LLC had no borrowings outstanding under such arrangements.

European and Asian Entities

At December 31, 2010, 2009 and 2008 the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of EUR 490 million (of which EUR 325 million of committed credit facilities), EUR 542 million and EUR 621 million, respectively, under which Delhaize Group can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 14 million in outstanding short-term bank borrowings at December 31, 2010 compared to EUR 28 million in outstanding short-term bank borrowings at December 31, 2009 and EUR 152 million borrowings outstanding at December 31, 2008, respectively, with an average interest rate of 4.83%, 3.83% and 4.37%, respectively. During 2010, the Group’s European and Asian average borrowings were EUR 41 million at a daily average interest rate of 4.56%.

In addition to the Short-term Bank Borrowings, the Group’s European and Asian entities together had approximately EUR 4 million outstanding to fund letters of guarantees as of December 31, 2010 (EUR 3 million at December 31, 2009 and 2008).

Debt Covenants for Short-term Borrowings

The three-year USD 500 million syndicated revolving credit facility and the EUR 325 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets, merger and dividend, as well as minimum fixed charge coverage ratios, maximum leverage ratios and maximum equity variation ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2010, 2009 and 2008, Delhaize Group was in compliance with all covenants conditions for Short-term Bank Borrowings, and headroom on financial covenants at December 31, 2010, was above 25% for all ratios.

Delhaize Group - Annual Report 2010 115

18.3. Leases

As explained in Note 2.3, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee—Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 40 years with renewal options ranging from 3 to 36 years.

The schedule below provides the future minimum lease payments, which have not been reduced by expected minimum sublease income of EUR 50 million, due over the term of non-cancellable subleases, as of December 31, 2010:

(in millions of EUR)	2011	2012	2013	2014	2015	Thereafter	Total
Finance leases
Future minimum lease payments	134	122	118	113	110	937	1 534
Less amount representing interest	(77)	(75)	(69)	(63)	(58)	(451)	(793)

Present value of minimum lease payments	57	47	49	50	52	486	741
Of which related to closed store lease obligations	3	3	3	2	3	15	29
Operating leases
Future minimum lease payments (for non-cancellable leases)	269	233	207	182	157	831	1 879
Of which related to closed store lease obligations	13	11	10	8	7	23	72

The average effective interest rate for finance leases was 12.0%, 11.8% and 11.9% at December 31, 2010, 2009 and 2008, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 5.1% at December 31, 2010 was EUR 994 million (2009: 6.1%, EUR 887 million; 2008: 8.3%, EUR 817 million).

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 295 million, EUR 270 million and EUR 245 million in 2010, 2009 and 2008, respectively, being included predominately in “Selling, general and administrative expenses.” Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2010, 2009 and 2008.

Sublease payments received and recognized into income for 2010, 2009 and 2008 were EUR 22 million, EUR 22 million and EUR 19 million, respectively.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2010. The corresponding lease terms as well as the renewal options generally range from 15 to 25 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately EUR 208 million.

Provisions for EUR 44 million, EUR 53 million and EUR 51 million at December 31, 2010, 2009 and 2008, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor—Finance and Operating Expected Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, retail units in Delhaize Group shopping centers or within a Delhaize Group store. Currently the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other Operating Income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2010 can be summarized as follows:

(in millions of EUR)	2011	2012	2013	2014	2015	Thereafter	Total
Future minimum lease payments to be received	38	33	26	13	3	15	128
of which related to sub-lease agreements	16	13	8	3	2	8	50

The total amount of EUR 128 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed Store Provision” (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

116

18.4 Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, and cash and cash equivalents.

		December 31
(in millions of EUR)	Note	2010	2009	2008
Non-current financial debt	18.1, 18.3	2 650	2 547	2 409
Current financial liabilities	18.1, 18.2, 18.3	113	149	522
Derivative liabilities	19	16	40	—
Derivative assets	19	(66)	(96)	(58)
Investments in securities - non-current	11	(125)	(126)	(123)
Investments in securities - current	11	(43)	(12)	(28)
Cash and cash equivalents	15	(758)	(439)	(320)

Net debt		1 787	2 063	2 402
Net debt to equity ratio		35.3%	46.8%	57.3%

The following table summarizes the movement of net debt during 2010:

(in millions of EUR)	Note
Net debt at January 1, 2010		2 063
Free cash flow		(665)
Exercise of stock options and warrants		(32)
Purchase of treasury shares		26
Purchase of non-controlling interests		47
Dividends paid	17	162

Net debt after cash movements		1 601
Non-cash movements		122
Currency translation effect on assets and liabilities		64

Net debt at December 31, 2010		1 787

Free cash flow is defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities and can be summarized as follows:

(in millions of EUR)	2010
Net cash provided by operating activities	1 317
Net cash used in investing activities	(665)
Investment in debt securities (net)	13

Free cash flow	665

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

•

Derivative interest rate contracts: the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.

•	Derivative currency contracts: the fair value of forward foreign currency exchange contracts is based on forward exchange rates.

•

Derivative cross-currency contracts: the fair value of derivative cross-currency contracts is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument, translated at the rate prevailing at measurement date.

Derivative instruments are mandatorily classified as “held for trading” and carried at fair value, being the amount for which a resulting asset could be exchanged or a liability settled:

	December 31,
(in millions of EUR)	2010		2009		2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	61	—	61	—	39	—
Cross currency swaps	5	16	35	40	18	—
Foreign exchange forward contracts	—	—	—	—	1	—

Total	66	16	96	40	58	—

Delhaize Group - Annual Report 2010 117

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculative / trading, but rather for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2010:

	1 - 3 months		4 - 12 months		2012 - 2013		2014
(in millions of EUR)	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	—	—	29	—	58	—	29
Outflows	—	(2)	—	(7)	—	(20)	—	(5)
Cross-currency interest rate swaps being part of a cash flow hedge relationship
Inflows	—	7	—	7	—	27	225	7
Outflows	—	(15)	—	—	—	(30)	(228)	(15)
Cross-currency interest rate swaps without a hedging relationship
Inflows	26	4	119	9	—	20	500	5
Outflows	(26)	(3)	(116)	(7)	—	(13)	(502)	(3)

Total Cash flows	—	(9)	3	31	—	42	(5)	18

Interest Rate Swaps

Fair value hedge:

In 2007 Delhaize Group issued EUR 500 million Senior Notes with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1).

In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3m floating rate for the 7 year term. The maturity dates of interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as fair value hedges. The aim of the hedge is to transform the fixed rate Notes into variable interest debt (“hedged risk”). Credit risks are not part of the hedging relationship. The effectiveness is tested using statistical methods in the form of a regression analysis.

Changes in fair values were recorded in the income statement as finance costs as follows (see Note 29.1):

	December 31,
(in millions of EUR)	Note	2010	2009	2008
Losses (gains) on
Interest rate swaps	29.1	3	(8)	(31)
Related debt instruments	29.1	(3)	8	31

Total		—	—	—

Discontinued cash flow hedge:

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt (see Note 18.1). The arrangements were terminated before completion of the refinancing. A loss of EUR 4 million, related to the tender offer, was recognized in finance costs of that year. The swap arrangements related to the new debt issue were initially designated as a cash flow hedge and consequently the gain (EUR 2 million) from discontinuing the hedge accounting is deferred (“Discontinued cash flow hedge reserve”) and amortized to finance costs over the term of the underlying debt, which matures in 2017.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

Delhaize Group issued in 2009 a USD 300 million Bond with a 5.875% fixed interest rate and a 5 year term (“hedged item”), exposing Delhaize Group to currency risk on USD cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a EURO fixed rate liability with a 5 year term (“hedging instrument”). The maturity dates, the USD interest rate, the interest payment dates, and the USD flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as cash flow hedges. Delhaize Group tests effectiveness by comparing the movements in cash flows of the hedged item with those of a “hypothetical derivative” representing the “perfect hedge.” The terms of the hedging instrument and the hypothetical derivative are the same, with the exception of counterparty credit risk, which is closely monitored by the Group. During 2010, the Group recognized fair value gains of the hedging instrument of EUR 23 million in the “Cash flow hedge reserve,” representing the effective portion of the hedging relationship. Thereof, EUR 15 million have been recycled to profit or loss (“Finance costs,” see Note 29.1) in order to offset foreign currency losses recognized in the income statement relating to the hedged risk. At December 31, 2010, net of taxes, being EUR 3 million, a total gain of EUR 5 million (2009: loss of EUR 6 million) has been recognized in the “Cash flow hedge reserve” (see Note 16).

118

Economic hedges:

During the year, Delhaize Group entered into other currency swap contracts, but none are designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In 2007, and simultaneously to entering into interest rate swaps described above, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (EUR 500 million for USD 670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, LLC’s underlying EUR 500 million term loan.

In addition, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2010. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement, except—as explained above—for the USD 300 million Senior Notes, which are designated as cash flow hedges:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2010 (EUR)	Fair Value Dec. 31, 2009 (EUR)	Fair Value Dec. 31, 2008 (EUR)
2010	2011	EUR 53	6m EURIBOR	USD 75	6m LIBOR	3	—	—
			+3.33%		+3.40%
2010	2011	EUR 26	12m EURIBOR	USD 35	12m LIBOR	1	—	—
			+5.02%		+4.94%
2010	2011	EUR 63	6m EURIBOR	USD 85	6m LIBOR	—	—	—
			+2.97%		+3.55%
2009	2010	EUR 20	12m EURIBOR	USD 25	12m LIBOR	—	(2)	—
			+4.99%		+4.94%
2009	2014	EUR 228	6.63%	USD 300	5.875%	(13)	(38)	—
2008	2009	EUR 7	12m EURIBOR	USD 10	12m LIBOR	—	—	—
			+1.31%		+1.34%
2007	2014	USD 670	3m LIBOR	EUR 500	3m EURIBOR	(2)	35	18
			+0.98%		+0.94%

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

At December 31, 2010, Delhaize Group held no foreign exchange forward contracts. At the end of 2009, the Group had signed a foreign exchange forward contract to purchase in 2010 USD 11 million in exchange for EUR 7 million to offset intercompany foreign currency exchange exposure.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from investments” depending on the underlying transaction.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., EUR 66 million at December 31, 2010). See Note 12 in connection with collateral posted on derivative financial liabilities.

Delhaize Group - Annual Report 2010 119

20. Provisions

		December 31,
(in millions of EUR)	Note	2010	2009	2008
Closed stores:	20.1
Non-current		36	44	40
Current		8	10	11
Self-insurance:	20.2
Non-current		82	75	90
Current		39	33	32
Pension benefit and other post-employment benefits:	21
Non-current		80	81	74
Current		2	2	—
Other:	20.3
Non-current		35	28	22
Current		3	7	6

Total provisions
Non-current		233	228	226
Current		52	52	49

20.1. Closed Store Provisions

As explained in Note 2.3, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance (“termination”) costs. The amounts recognized reflect management’s best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-leasee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the United States, with remaining lease terms ranging from one to 18 years. The average remaining lease term for closed stores was 5.2 years at December 31, 2010. During 2010, 2009 and 2008, only minor amounts relate to termination benefits.

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2010	2009	2008
Closed store provision at January 1	54	51	51
Additions:
Store closings - lease obligations	1	10	6
Store closings - other exit costs	—	2	2
Update of estimates	1	5	1
Interest expense (unwinding of discount)	4	4	4
Utilization:
Lease payments made	(14)	(14)	(11)
Lease terminations	(5)	(1)	(3)
Payments made for other exit costs	(2)	—	(2)
Transfer to other accounts	—	(1)	—
Currency translation effect	5	(2)	3

Closed store provision at December 31	44	54	51

During 2010, 2009 and 2008, Delhaize Group recorded additions to the closed store provision of EUR 1 million, EUR 12 million and EUR 8 million respectively, primarily related to 7, 32 and 19 store closings, respectively, made in the ordinary course of business.

120

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2008	168
Store closings added	19
Stores sold/lease terminated	(38)
Balance at December 31, 2008	149
Store closings added	32
Stores sold/lease terminated	(35)
Balance at December 31, 2009	146
Store closings added	7
Stores sold/lease terminated	(49)
Balance at December 31, 2010	104

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	Note	2010	2009	2008
Other operating expenses	28	2	17	9
Interest expense included in “Finance costs”	29.1	4	4	3
Results from discontinued operations	5.3	—	—	1

Total		6	21	13

20.2. Self-insurance Provision

Delhaize Group’s U.S. operations are self-insured for their workers’ compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

•	USD 1.0 million per accident for workers’ compensation;

•	USD 3.0 million per occurrence for general liability,

•	USD 3.0 million per accident for vehicle accident, and

•	USD 5.0 million per occurrence for pharmacy claims.

Our property insurance in the United States includes self-insured retentions per occurrence of USD 10 million for named windstorms, USD 5 million for Zone A flood losses and USD 2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision can be summarized as follows:

(in millions of EUR)	2010	2009	2008
Self-insurance provision at January 1	108	122	111
Expense charged to earnings	179	158	153
Claims paid	(174)	(169)	(148)
Currency translation effect	8	(3)	6

Self-insurance provision at December 31	121	108	122

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

Delhaize Group - Annual Report 2010    121

20.3. Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions can be summarized as follows:

(in millions of EUR)	2010	2009	2008
Other provisions at January 1	35	28	23
Expense charged to profit and loss	9	8	1
Payments made	(4)	(5)	(3)
Transfers (to) from other accounts	(3)	4	8
Transfer to liabilities associated with assets held for sale	—	—	(2)
Currency translation effect	1	—	1

Other provisions at December 31	38	35	28

21. Employee Benefits

21.1. Pension Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid in and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

•

In Belgium, Delhaize Group adopted for substantially all of its employees a defined contribution plan, under which the employer and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. Since July 2010, the Group also operates an additional defined contribution plan, without personal contribution, for a limited number of people, who decided to change pension plans (see below “Defined Benefit Plans”). The expenses related to these plans were EUR 6 million in 2010 and EUR 4 million and EUR 3 million in 2009 and 2008, respectively.

•

In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry (the legal entity operating the Sweetbay stores) with one or more years of service. As of the beginning of the plan year 2008, profit-sharing contributions substantially vest after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions.

Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these US defined contribution retirement plans were EUR 37 million, EUR 38 million and EUR 41 million in 2010, 2009 and 2008, respectively.

•

In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

•

Delhaize Belgium has a defined benefit pension plan covering approximately 4% of its employees. The plan is subject to legal funding requirements and is funded by contributions from plan participants and Delhaize Belgium. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. An insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

During 2010, Delhaize Group offered its employees who participate in the defined benefit plan on a going forward basis the opportunity to subscribe to a new defined contribution plan, instead of continuing earning benefits under the defined benefit pension plan. Approximately 40% of the employees accepted the offer, reducing the number of people covered by the plan for future service from 6% to the above mentioned 4%. Under Belgian legislation, employees that decided to change to the new defined contribution plan for future service, remain entitled to retirement benefits under the old defined benefit plan for past service. Due to the plan amendment, a negative past service cost related to death-in-service benefits of EUR 3 million was recognized.

•

In the US, Delhaize Group maintains a non-contributory funded defined benefit pension plan covering approximately 60% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reductions in future contributions. The plan traditionally invests mainly in equity securities and is, therefore, exposed to stock market movements.

Further, Delhaize Group operates in the US unfunded supplemental executive retirement plans (“SERP”) covering a limited number of executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement. In addition, both Hannaford and Food Lion offer nonqualified deferred compensation—unfunded—plans to a very limited number of both Hannaford and Food Lion executives. At the end of 2008, Delhaize Group significantly reduced the number of participants in the SERP operated by Food Lion in exchange for future contributions by the Company into the nonqualified deferred compensation plan. This reduction in number of participants qualified as a curtailment under IAS 19 and the Group recognized a net gain of USD 8 million (EUR 6 million) included in “Selling, general and administrative expenses,” consisting of USD 12 million (EUR 9 million) curtailment gain offset by additional expenses in connection with the future contributions of USD 4 million (EUR 3 million).

•

Alfa Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa Beta are covered by this plan.

•

Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo are covered by this plan.

Defined Benefit Plans

	2010			2009			2008
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	136	121	257	111	106	217	104	110	214
Current service cost	9	5	14	8	4	12	7	4	11
Interest cost	8	6	14	7	6	13	6	6	12
Plan participants’ contributions	2	2	4	—	2	2	—	2	2
Amendments	(1)	(3)	(4)	—	—	—	—	—	—
Actuarial (gain)/loss	4	—	4	11	6	17	2	(2)	—
Benefits paid	(12)	(17)	(29)	(6)	(4)	(10)	(6)	(15)	(21)
Business combinations / divestures / transfers	4	—	4	10	—	10	—	—	—
Plan curtailments	—	—	—	—	—	—	(8)	—	(8)
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	11	—	11	(5)	—	(5)	6	—	6

Benefit obligation at December 31	161	115	276	136	121	257	111	106	217

Change in plans assets:
Fair value of plans assets at January 1	99	78	177	79	69	148	82	71	153
Expected return on plan assets	8	3	11	6	3	9	6	4	10
Actuarial gain/(loss) on plan assets	5	1	6	9	(1)	8	(28)	(1)	(29)
Employer contributions	13	7	20	14	9	23	21	8	29
Plan participants’ contributions	2	2	4	—	2	2	—	2	2
Benefits paid	(12)	(17)	(29)	(6)	(4)	(10)	(6)	(15)	(21)
Currency translation effect	8	—	8	(3)	—	(3)	4	—	4

Fair value of plans assets at December 31	123	74	197	99	78	177	79	69	148
Actual return on plan assets	13	4	17	15	2	17	(22)	3	(19)

Amounts recognized in the balance sheet:
Present value of funded obligation	131	92	223	113	101	214	101	87	188
Fair Value of plan assets	(123)	(74)	(197)	(99)	(78)	(177)	(79)	(69)	(148)

Deficit for funded plans	8	18	26	14	23	37	22	18	40
Present value of unfunded obligations	30	23	53	23	20	43	10	19	29

Net liability	38	41	79	37	43	80	32	37	69

Weighted average assumptions used to determine benefit obligations:
Discount rate	5.00%	4.54%		5.54%	4.66%		6.01%	5.55%
Rate of compensation increase	4.25%	3.20%		4.74%	3.29%		4.67%	3.38%
Rate of price inflation	3.03%	2.00%		3.50%	2.00%		3.50%	2.09%

Delhaize Group - Annual Report 2010    123

	2010			2009			2008
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:
Amounts recognized in the income statement:
Current service cost	9	5	14	8	4	12	7	4	11
Interest cost	8	6	14	7	6	13	6	6	12
Expected return on plan assets	(8)	(3)	(11)	(6)	(3)	(9)	(6)	(4)	(10)
Amortization of past service cost	(1)	(3)	(4)	—	—	—	1	—	1
Curtailment gain recognized	—	—	—	—	—	—	(8)	—	(8)
Settlement loss recognized	—	1	1	—	1	1	—	1	1

Total pension cost recognized in the income statement	8	6	14	9	8	17	—	7	7

Amounts recognized in OCI:
Actuarial (gains)/losses immediately recognized	(1)	(1)	(2)	2	7	9	30	(1)	29
Effect of changes in exchange rates	3	—	3	1	—	1	—	—	—

Cumulative amount of actuarial gains and losses recognized	33	11	44	31	12	43	28	5	33

Weighted average assumptions used to determine pension cost:
Discount rate	5.54%	4.66%		6.01%	5.55%		6.00%	5.32%
Expected long-term rate of return on plan assets during year	7.75%	4.00%		7.75%	4.40%		7.75%	4.90%
Rate of compensation increase	4.74%	3.29%		4.67%	3.38%		4.76%	3.37%
Rate of price inflation	3.50%	2.00%		3.50%	2.09%		3.50%	2.08%

	2010			2009			2008
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	161	115	276	136	121	257	111	106	217
Plan Assets	123	74	197	99	78	177	79	69	148
Deficit	38	41	79	37	43	80	32	37	69

Experience (gains) and losses:
Related to plan assets	(5)	(1)	(6)	(9)	1	(8)	28	1	29
Percentage of plan assets	-3.89%	-1.02%	-3.05%	-9.15%	0.93%	-4.52%	35.61%	0.87%	19.38%
Related to plan liabilities	2	(2)	—	—	1	1	2	1	3
Percentage of plan liabilities	1.14%	-1.96%	0.00%	-0.04%	0.49%	0.39%	1.83%	1.13%	1.51%

	2007			2006
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	104	110	214	109	116	225
Plan Assets	82	71	153	85	65	150
Deficit	21	39	60	24	51	75

Experience (gains) and losses:
Related to plan assets	1	—	1	(4)	1	(3)
Percentage of plan assets	0.30%	-0.14%	0.13%	-5.10%	0.44%	-2.73%
Related to plan liabilities	1	—	1	(3)	1	(2)
Percentage of plan liabilities	0.63%	0.09%	0.37%	-2.48%	0.84%	-0.76%

(in millions of EUR)	2010			2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	37	43	80	32	37	69	21	39	60
Pension expense recognized in the income statement in the year	8	6	14	9	8	17	—	7	7
Amounts recognized in OCI	(1)	(1)	(2)	2	7	9	30	(1)	29
Employer contributions made in the year	(12)	(5)	(17)	(14)	(8)	(22)	(21)	(7)	(28)
Benefits paid directly by company in the year	(1)	(2)	(3)	—	(1)	(1)	—	(1)	(1)
Business combinations / divestures / transfers	4	—	4	10	—	10	—	—	—
Currency translation effect	3	—	3	(2)	—	(2)	2	—	2

Balance sheet liability at December 31	38	41	79	37	43	80	32	37	69

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

	December 31,
	2010	2009	2008
Equities	5%	11%	11%
Debt	91%	73%	69%
Real estate	0%	2%	3%
Other assets (e.g., cash equivalents)	4%	14%	17%

In 2011, Delhaize Belgium expects to contribute EUR 4 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year and the Group is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The Hannaford plan asset allocation was as follows:

	December 31,
	2010	2009	2008
Equities	66%	63%	47%
Debt	32%	29%	30%
Other (e.g., cash equivalents)	2%	8%	23%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2011, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 7 million).

Total defined benefit expenses in profit or loss equal EUR 14 million, EUR 17 million and EUR 7 million for 2010, 2009 and 2008 respectively and can be summarized as follows:

(in millions of EUR)	2010	2009	2008
Cost of sales	2	2	1
Selling, general and administrative expenses	12	15	6

Total defined benefit expense recognized in profit or loss	14	17	7

Delhaize Group - Annual Report 2010    125

21.2. Other Post-Employment Benefits

Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees, which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2010 was EUR 3 million (2009: EUR 2 million, 2008: EUR 4 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was EUR 3 million, EUR 3 million and EUR 5 million for 2010, 2009 and 2008, respectively. The cumulative amount of actuarial losses recognized in OCI were EUR 2 million as of December 31, 2008. During 2009, the Group recognized actuarial gains of approximately EUR 2 million, bringing the total amount of accumulated actuarial gains and losses to approximately zero, at which level they remained in 2010.

The assumptions applied in determining benefit obligation and cost, are summarized in the table below:

	December 31,
	2010	2009	2008
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	4.77%	5.38%	5.80%
Current health care cost trend	9.00%	9.25%	9.77%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2016	2015

Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	5.38%	5.80%	6.00%
Current health care cost trend	9.25%	9.77%	8.55%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2016	2015	2012

A change by 100 basis points in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

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Under a warrant plan the exercise by the associate of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In cases when the capital increase occurs after year-end for warrants exercised before year-end, which usually concern a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If considered dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.

•	Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

As explained in Note 2.3, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted and is expensed over the applicable vesting period. The Group’s share-based compensation plans are subject to service vesting conditions and do not contain any performance conditions.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

•	The expected life of the option is based on management’s best estimate and based on historical option activity.

•	The expected volatility is determined by calculating the historical volatility of the Group’s share price over the expected option term.

•	The risk-free rate is determined using a generic price of government bonds with corresponding maturity terms.

•	The expected dividend yield is determined by calculating a historical average of dividend payments made by the Group.

126 - Delhaize Group - Annual Report 2009

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group share price on the date of the grant (US plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-US plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions—may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded—primarily in selling, general and administrative expenses - were EUR 16 million, EUR 20 million, EUR 21 million in 2010, 2009 and 2008, respectively.

Non-U.S. Operating Entities Stock Option Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a “performance cash” plan. As a consequence, since 2009, only Vice Presidents and above are granted stock options.

25% of the options granted to associates of non-U.S. operating companies vest immediately and the remaining options vest after a service period of approximately 3 1/2 years. Options expire seven years from the grant date.

An exceptional three-year extension was offered in 2003 for options granted under the 2001 and 2002 grant years. Further, in 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the choice to extend the exercise period from 7 to 10 years. Delhaize Group accounted for that change as a modification of the plan and recognizes the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, over the remaining vesting period.

Delhaize Group stock options granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2010	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2010 grant under the 2007 Stock option plan	June 2010	198 977	198 977	EUR 66.29	80	Jan. 1, 2014 - June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	230 609	EUR 50.03	73	Jan. 1, 2013 - June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	235 485	EUR 49.25	318	Jan. 1, 2012 - May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	182 139	EUR 71.84	619	Jan. 1, 2011 - June 7, 2017	(1)
2006 Stock option plan	June 2006	216 266	149 882	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181 226	98 797	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237 906	59 091	EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2002 Stock option plan	June 2002	158 300	74 000	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012	(1)
2001 Stock option plan	June 2001	134 900	100 000	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011	(1)

(1)

In accordance with Belgian law, most of the beneficiaries of the stock option plans agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 7, 2014 (for the 2007 grant under the 2007 Stock Option Plan), June 5, 2009 (under the 2002 Stock Option Plan), and June 4, 2008 (under the 2001 Stock Option Plan).

Delhaize Group - Annual Report 2010    127

Activity associated with non-U.S. stock option plans is as follows:

	Shares	Weighted Average Exercise Price (in EUR)
2008
Outstanding at beginning of year	1 134 430	52.99
Granted	237 291	49.25
Exercised	(27 767)	37.75
Forfeited	(8 587)	51.30
Expired	(2 400)	64.16

Outstanding at end of year	1 332 967	52.63

Options exercisable at end of year	700 312	49.66

2009
Outstanding at beginning of year	1 332 967	52.63
Granted	230 876	50.03
Exercised	(81 286)	37.35
Forfeited	(5 566)	56.59
Expired	(95 200)	62.85

Outstanding at end of year	1 381 791	52.37

Options exercisable at end of year	732 370	49.26

2010
Outstanding at beginning of year	1 381 791	52.37
Granted	198 977	66.29
Exercised	(244 176)	44.47
Forfeited	(7 362)	51.82
Expired	(250)	25.81

Outstanding at end of year	1 328 980	55.92

Options exercisable at end of year	663 909	57.22

The weighted average remaining contractual term for the share options outstanding as at December 31, 2010 is 4.09 (2009: 4.23; 2008: 3.96). The weighted average share price for options exercised during 2010 amounts to EUR 60.50 (2009: EUR 50.23; 2008: EUR 52.34).

The following table summarizes options outstanding and options exercisable as of December 31, 2010, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 38.74 - EUR 49.55	543 255	2.90	47.98
EUR 50.03 - EUR 54.30	304 609	4.47	51.07
EUR 64.16 - EUR 71.84	481 116	5.19	67.95

EUR 38.74 - EUR 71.84	1 328 980	4.09	55.92

Options exercisable at the end of 2010 had a weighted average remaining contractual term of 2.80 years (2009: 2.36; 2008: 2.61).

The weighted average fair values of options granted are EUR 9.73, EUR 10.99 and EUR 7.38 per option for the years 2010, 2009 and 2008, respectively, and were estimated on the date of grant using the following assumptions:

	2010	2009	2008
Share price (in EUR)	60.55	49.41	40.97
Expected dividend yield (%)	2.5	2.5	2.5
Expected volatility (%)	26.6	28.5	27.1
Risk-free interest rate (%)	1.5	2.8	4.3
Expected term (years)	5.0	5.0	5.0

U.S. Operating Entities Stock Option and Warrant Plans

Since 2009, Delhaize Group also limited in its U.S. operating entities the number of associates that are entitled to future grants to Vice Presidents and above.

Warrants granted under the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2010, there were options outstanding to acquire 22 821 ADRs under the “Delhaize America 2000 Stock Incentive Plan,” relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2010	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	June 2010	232 992	231 128	USD 78.33		74	Exercisable until 2020
	June 2009	301 882	271 283	USD 70.27		88	Exercisable until 2019
	May 2008	528 542	400 890	USD 74.76		237	Exercisable until 2018
	June 2007	1 165 108	982 933	USD 96.30		3 238	Exercisable until 2017
	June 2006	1 324 347	536 659	USD 63.04		2 983	Exercisable until 2016
	May 2005	1 100 639	298 989	USD 60.76		2 862	Exercisable until 2015
	May 2004	1 517 988	230 406	USD 46.40		5 449	Exercisable until 2014
	May 2003	2 132 043	145 125	USD 28.91		5 301	Exercisable until 2013
	May 2002	3 853 578	192 892	USD 13.40 USD 76.87	-	5 328	Exercisable until 2012
Delhaize America 2000 Stock Incentive plan - options(1)	Various	705 089	22 821	USD 46.40 USD 85.88	-	4 514	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the “Delhaize Group 2002 Stock Incentive Plan” and the “Delhaize America 2000 Stock Incentive Plan” is as follows:

	Shares	Weighted Average Exercise Price (in USD)
2008
Outstanding at beginning of year	4 000 042	66.22
Granted	531 393	74.76
Exercised	(319 280)	47.97
Forfeited/expired	(196 347)	73.72

Outstanding at end of year	4 015 808	68.45

Options exercisable at end of year	2 118 973	60.11

2009
Outstanding at beginning of year	4 015 808	68.45
Granted	302 485	70.27
Exercised	(486 774)	56.48
Forfeited/expired	(128 252)	76.24

Outstanding at end of year	3 703 267	69.90

Options exercisable at end of year	2 320 066	65.86

2010
Outstanding at beginning of year	3 703 267	69.90
Granted	234 316	78.33
Exercised*	(530 525)	56.87
Forfeited/expired	(93 932)	79.35

Outstanding at end of year	3 313 126	72.31

Options exercisable at end of year	2 314 195	71.77

*

Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 30 194 at December 31, 2010.

Delhaize Group - Annual Report 2010    129

The weighted average remaining contractual term for the share options outstanding as at December 31, 2010 is 5.52 (2009: 6.18; 2008: 6.67). The weighted average share price for options exercised during 2010 amounts to USD 79.22 (2009: USD 72.21; 2008: USD 76.14).

The following table summarizes options and warrants outstanding as of December 31, 2010, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 28.91 - USD 51.12	587 203	2.26	43.39
USD 60.76 - USD 74.76	1 510 088	5.84	67.01
USD 77.92 - USD 96.30	1 215 835	6.68	92.86

USD 28.91 - USD 96.30	3 313 126	5.52	72.31

Options exercisable at the end of 2010 had a weighted average remaining contractual term of 4.90 years (2009: 5.40; 2008: 5.49).

The weighted average fair values of options granted were USD 13.03, USD 12.88 and USD 14.35 per option for the years 2010, 2009 and 2008, respectively and were estimated using the following weighted average assumptions:

	2010	2009	2008
Share price (in USD)	78.33	70.27	74.76
Expected dividend yield (%)	2.5	2.6	2.4
Expected volatility (%)	25.2	26.3	25.7
Risk-free interest rate (%)	1.6	2.3	3.2
Expected term (years)	4.0	4.0	3.9

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards follow a graded vesting plan over a five-year period, with a first 25% tranche of Restricted Stock Units to be transferred to associates starting at the end of the second year after the award has been granted. As the award vests, the associate receives—at no cost for the associate—ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

In May 2002, Delhaize America, LLC ceased granting restricted stock awards under the “2000 Stock Incentive Plan” and began granting restricted stock unit awards under the “2002 Restricted Stock Unit Plan.”

Restricted stock unit awards granted to associates of U.S. operating companies under the “Delhaize America 2002 Restricted Stock Unit Plan” are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2010	Number of Beneficiaries (at the moment of issuance)
June 2010	123 917	120 270	243
June 2009	150 073	127 821	245
May 2008	466 503	287 661	3 421
June 2007	102 512	35 636	222
June 2006	155 305	25 723	217

Activity related to the restricted stock plans is as follows:

Shares
2008
Outstanding at beginning of year	468 941
Granted	466 503
Released from restriction	(174 000)
Forfeited/expired	(58 334)

Outstanding at end of year	703 110

2009
Outstanding at beginning of year	703 110
Granted	150 073
Released from restriction	(117 756)
Forfeited/expired	(19 077)

Outstanding at end of year	716 350

2010
Outstanding at beginning of year	716 350
Granted	123 917
Released from restriction	(221 141)
Forfeited/expired	(22 015)

Outstanding at end of year	597 111

The weighted average fair value at date of grant for restricted stock unit awards granted during 2010, 2009 and 2008 was USD 78.33, USD 70.27, USD 74.74 based on the share price at the grant date, respectively.

22. Income Taxes

The major components of income tax expense for the years ending December 31, 2010, 2009 and 2008 are:

Income tax expense (in millions of EUR)	2010	2009	2008
Continuing operations
Current tax(1)	17	231	195
Taxes related to prior years recorded in the current year(2)	(2)	(4)	(14)
Utilization of previously unrecognized tax losses and tax credits	—	(8)	—
Deferred tax(1)	226	12	38
Deferred taxes related to prior years recorded in the current year	3	2	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(5)	—
Recognition of valuation allowance on previously recorded deferred tax assets	2	—	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(1)	—	(2)

Total income tax expense from continuing operations	245	228	217

Total income tax expense from discontinued operations	—	—	—

Total income tax expense from continuing and discontinued operations	245	228	217

(1)

In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(2)	In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

Profit before taxes can be reconciled with net profit as follows:

Profit before taxes (in millions of EUR)	2010	2009	2008
Continuing operations	821	740	702
Discontinued operations	(1)	8	(6)

Total profit before taxes	820	748	696

Continuing and discontinued operations
Current tax(1)	17	231	195
Taxes related to prior year recorded in the current year(2)	(2)	(4)	(14)
Utilization of previously unrecognized tax losses and tax credits	—	(8)	—
Deferred tax(1)	226	12	38
Deferred taxes related to prior years recorded in the current year	3	2	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(5)	—
Recognition of valuation allowance on previously recorded deferred tax assets	2	—	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(1)	—	(2)

Total income tax expense from continuing and discontinued operations	245	228	217

Net profit	575	520	479

(1)

In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(2)	In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to the Group’s effective income tax rate:

	2010	2009	2008
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Different statutory tax rates in jurisdictions outside Belgium(1)	1.0	2.0	2.5
Non taxable income	(0.8)	(0.1)	(0.1)
Non deductible expenses	1.0	1.4	1.4
Deductions from taxable income(2)	(5.9)	(4.7)	(4.4)
Unrecognized deferred tax assets	0.3	(1.7)	—
Adjustment on prior years(3)	(0.5)	(0.8)	(1.9)
Changes in tax rate or the imposition of new taxes(4)	0.5	0.6	(0.2)
Other	0.2	(0.3)	(0.1)

Effective tax rate	29.8%	30.4%	31.2%

(1)

Primarily due to United States federal and state income tax rates applied to the income of Delhaize America. In 2010, approximately 61% (2009: 73%, 2008 : 78%) of Delhaize Group’s consolidated profit before tax was attributable to Delhaize Group’s U.S. operations, which had a statutory tax rate of 37.8% (2009: 38.4%, 2008: 38.5%).

(2)	Deductions from taxable income mainly relate to notional interest deduction in Belgium.
(3)	Primarily includes the impact of positive resolutions of tax matters.
(4)	In 2010 and 2009 it primarily relates to the impact of the one-time tax levy in Greece.

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The aggregated amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2010	2009	2008
Current tax	(1)	(1)	(2)
Deferred tax	3	(7)	(5)

Total tax charged or credited directly to equity	2	(8)	(7)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint-venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 3.6 billion at December 31, 2010, EUR 2.7 billion at December 31, 2009 and EUR 2.3 billion at December 31, 2008.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
Deferred tax liabilities	543	227	215
Deferred tax assets	95	23	8

Net deferred tax liabilities	448	204	207

The changes in the overall net deferred tax liabilities can be detailed as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2008	276	(16)	(57)	(21)	(17)		165
Charge (credit) to equity for the year	—	—	—	(10)	5		(5)
Charge (credit) to profit or loss for the year	40	—	(7)	9	(4)		38
Effect of change in tax rates	(2)	—	—	—	—		(2)
Acquisition	1	—	(1)	—	1		1
Transfers to/from other accounts	(2)	2	(1)	—	1		—
Currency translation effect	15	(1)	(3)	(1)	—		10

Net deferred tax liabilities at December 31, 2008	328	(15)	(69)	(23)	(14)		207
Charge (credit) to equity for the year	—	—	—	(3)	(4	)(1)	(7)
Charge (credit) to profit or loss for the year	24	(1)	(2)	(1)	(11)		9
Effect of change in tax rates	1	—	—	—	(1)		—
Acquisition	1	—	—	—	—		1
Transfers to/from other accounts	—	—	—	1	(1)		—
Currency translation effect	(10)	1	2	1	—		(6)

Net deferred tax liabilities at December 31, 2009	344	(15)	(69)	(25)	(31)		204
Charge (credit) to equity for the year	—	—	—	—	3	(1)	3
Charge (credit) to profit or loss for the year	201 (2)	3	(3)	(2)	32		231
Effect of change in tax rates	1	—	—	—	(2)		(1)
Acquisition	—	—	—	—	(1)		(1)
Transfers to/from other accounts	14	(4)	—	(6)	(4)		—
Currency translation effect	20	(1)	(5)	—	(2)		12

Net deferred tax liabilities at December 31, 2010	580	(17)	(77)	(33)	(5)		448

(1)

In 2010, consists of EUR 3 million in relation to the cash flow hedge reserve. In 2009, consisted of EUR (3) million in relation to the cash flow hedge reserve and EUR (1) million relating to unrealized gains or losses on financial assets available for sale. Both are detailed in the “Statement of Comprehensive Income.”

(2)	Primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

At December 31, 2010, Delhaize Group has not recognized deferred tax assets of EUR 45 million, of which:

•	EUR 31 million relate to U.S. tax loss carry-forwards of EUR 629 million (mainly at a 4.4% U.S. State effective tax rate), which if unused would expire at various dates between 2011 and 2030,
•	EUR 12 million relate to tax loss carry-forwards of EUR 47 million in Europe, which if unused would expire at various dates between 2011 and 2013,

•	EUR 2 million relate to tax loss carry-forwards of EUR 6 million in Europe which can be utilized without any time limitation.

The unused tax losses, unused tax credits and deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2010, the recognized deferred tax assets relating to unused tax losses and unused tax credits amount to EUR 94 million.

23. Accrued Expenses

	December 31,
(in millions of EUR)	2010	2009	2008
Accrued payroll and short-term benefits	299	302	286
Accrued interest	37	37	40
Other	57	58	52

Total accrued expenses	393	397	378

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of EUR)	Note	2010	2009	2008
Product cost, net of vendor allowances and cash discounts	25	14 905	14 255	13 665
Employee benefit expenses	26	2 839	2 752	2 607
Supplies, services and utilities purchased		761	765	761
Depreciation and amortization	7, 8, 9	575	515	474
Operating lease expenses	18.3	295	270	245
Bad debt allowance expense	14	6	20	15
Other expenses(1)		510	428	399

Total expenses by nature		19 891	19 005	18 166

Cost of Sales	25	15 497	14 813	14 204
Selling, general and administrative expenses		4 394	4 192	3 962

Total expenses by function		19 891	19 005	18 166

(1)

Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses.”

25. Cost of Sales

(in millions of EUR)	2010	2009	2008
Product cost, net of vendor allowances and cash discounts	14 905	14 255	13 665
Purchasing, distribution and transportation costs	592	558	539

Total	15 497	14 813	14 204

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, described in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (EUR 9 million, EUR 5 million and EUR 4  million in 2010, 2009 and 2008, respectively).

26. Employee Benefit Expense

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2010	2009	2008
Wages, salaries and short-term benefits including social security		2 766	2 672	2 529
Share option expense	21.3	16	20	21
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	57	60	57

Total		2 839	2 752	2 607

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2010	2009	2008
Cost of sales	354	336	317
Selling, general and administrative expenses	2 485	2 416	2 290

Employee benefits for continuing operations	2 839	2 752	2 607
Results from discontinued operations	—	2	3

Total	2 839	2 754	2 610

Delhaize Group - Annual Report 2010 133

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2010	2009	2008
Rental income	33	30	28
Income from waste recycling activities	23	11	18
Services rendered to suppliers	9	11	14
Gains on sale of property, plant and equipment	4	5	12
Sale of business	—	1	4
Other	16	20	20

Total	85	78	96

The “Sale of business” line represents mainly various sales transactions of Cash Fresh stores in Belgium to independent owners in 2009 and 2008. “Other” primarily includes in-store advertising, litigation settlement income, but also income from government grants and services rendered to wholesale customers.

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of EUR)	2010	2009	2008
Store closing and restructuring expenses	(2)	36	17
Impairment	14	22	20
Losses on sale of property, plant and equipment	3	9	8
Other	5	2	5

Total	20	69	50

As a result of the periodic update and revision of the estimates and assumptions underlying the amounts recognized as provisions for store closing and for the US organizational restructuring, Delhaize Group recognized in 2010 a total income from changes in estimates of EUR 3 million, which, together with incurred store closing expenses of EUR 1 million (see Note 20.1), resulted in a net gain of EUR 2 million. The reversals are mainly in connection with the restructuring expenses incurred during 2009.

The 2009 store closing and restructuring expenses mainly represent charges in connection with (i) the US organizational restructuring (EUR 19 million) and store closings, being a result of an operational review (EUR 10 million at Food Lion), both set in motion in December 2009 and (ii) the effect of updating the estimates used for existing store closing provisions (EUR 4 million). The 2008 store closing and restructuring expenses relate mainly to the closing of five “Plus Hellas” stores in Greece and the closure of seven Sweetbay stores in the U.S.

The 2010 impairment charges resulted from the periodic impairment review of underperforming stores for EUR 12 million and investment property for EUR 2 million, mainly located in the US. The 2009 impairment losses mainly represent charges relating to (i) the US organizational restructuring (EUR 2 million), (ii) impairment charges recognized on closed stores in the US (EUR 9 million), (iii) early retirement of various software solutions (EUR 5 million) and (iv) impairment losses mainly recorded for other underperforming stores across the Group in order to align recoverable amount and carrying value (EUR 6 million). In 2008, the impairment losses represented mainly the adjustment of the carrying value of 26 Sweetbay stores.

“Other” primarily consists of hurricane and other natural disasters related expenses.

29. Financial Result

29.1. Finance Costs

(in millions of EUR)	Note	2010	2009	2008
Interest on current and long-term borrowings		117	120	130
Amortization of debt discounts (premiums) and financing costs		4	4	6
Interest on obligations under finance leases		81	76	73
Interest charged to closed store provisions (unwinding of discount)	20.1	4	4	3

Total interest expenses		206	204	212

Foreign currency losses (gains) on USD 300 million debt covered by cash flow hedge	30	16	(20)	—
Reclassification of fair value losses (gains) from OCI on cash flow hedge		(15)	22	—

Total USD 300 million debt instrument hedge impact	19	1	2	—

Foreign currency losses (gains) on EUR 500 million debt instruments	30	(39)	18	(27)
Fair value (gains) losses on cross currency interest rate swap on debt instrument		39	(19)	29
Fair value losses (gains) on debt instruments - fair value hedge		(3)	8	31
Fair value (gains) losses on derivative instruments - fair value hedge		3	(8)	(31)

Total EUR 500 million debt instrument hedge impact	19	—	(1)	2

Foreign currency losses (gains) on other debt instruments	30	6	(15)	1
Fair value (gains) losses on currency swaps		(5)	18	—
Amortization of deferred loss on hedge	16	1	1	1
Other finance costs		9	2	1
Less: capitalized interest		(3)	(3)	(4)

Total		215	208	213

In February 2009, USD 300 million Senior Notes were issued, which generated a foreign currency loss of EUR 16 million in 2010 and a foreign currency gain of EUR 20 million in 2009. As the debt is part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (EUR 15 million gain in 2010 and EUR 22 million loss in 2009).

In 2007, Delhaize group issued a EUR 500 million Senior Note, held by Delhaize America, LLC, which generated foreign exchange gains of EUR 39 million in 2010. The foreign exchange gains on this Note have been offset by fair value losses (EUR 39 million) of the cross-currency interest rate swap the Group entered into, to economically hedge this risk (see Note 19).

In addition, Delhaize Group accounted for foreign currency losses (gains) on various intragroup transactions (EUR 5 million losses in 2010 and EUR 15 million gains in 2009), being offset by fair value losses (gains) of derivatives used for economic hedging purposes (included in the line item “Fair value (gains) losses on currency swaps”).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 7.5%, 6.9% and 6.6% in 2010, 2009 and 2008, respectively.

29.2. Income from Investments

(in millions of EUR)	Note	2010	2009	2008
Interest and dividend income from bank deposits and securities		9	7	12
(Losses) gains on disposal securities		2	(1)	—
Foreign currency (losses) gains on financial assets	30	—	(1)	(6)
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		—	—	5
Other investing income		1	1	—

Total		12	6	11

Impairment losses recognized on financial assets classified as available-for-sale are subsumed in “Other investing income” and amounted to EUR 1 million in 2008. No impairment losses were incurred during 2009 and 2010.

Foreign currency gains and losses on financial assets mainly relate to derivative financial instruments.

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30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, are as follows:

(in millions of EUR)	Note	2010	2009	2008
Selling, general and administrative expenses		—	3	1
Finance costs	29.1	(17)	(17)	(26)
Income from investments	29.2	—	1	6

Total		(17)	(13)	(19)

31. Earnings Per Share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Until April 2009, the Group had two categories of dilutive potential ordinary shares. As explained in Note 18.1, the convertible debt was reimbursed without any conversion:

•	Convertible Debt: the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.

•

Share-based Awards: the dilutive share-based awards (see Note 21.3) are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 1 917 112, 2 752 075 and 2 549 989 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2010, 2009 and 2008, respectively, as their effect was anti-dilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2010	2009	2008
Net profit from continuing operations	576	512	485
Net profit from continuing operations attributable to non-controlling interests	1	6	12

Group share in net profit from continuing operations	575	506	473
Interest expense on convertible bond, net of tax	—	2	6

Group share in net profit from continuing operations for diluted earnings	575	508	479
Result from discontinued operations, net of tax	(1)	8	(6)

Group share in net profit for diluted earnings	574	516	473

Weighted average number of ordinary shares outstanding	100 270 861	99 802 736	99 385 055
Adjusted for:
Dilutive effect of share-based awards	888 825	791 992	750 485
Dilutive effect of convertible bond	—	979 341	2 995 630

Weighted average number of diluted ordinary shares outstanding	101 159 686	101 574 069	103 131 170

Basic earnings per ordinary share (in EUR):
From continuing operations	5.74	5.07	4.76
From discontinuing operations	(0.01)	0.09	(0.06)

Basic EPS attributable to the equity holder of the Group	5.73	5.16	4.70

Diluted earnings per ordinary share (in EUR):
From continuing operations	5.69	5.00	4.65
From discontinuing operations	(0.01)	0.08	(0.06)

Diluted EPS attributable to the equity holder of the Group	5.68	5.08	4.59

32. Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2010, 2009 and 2008 is set forth in the Corporate Governance section of this annual report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2010	2009	2008
Total remuneration non-executive Directors	1 000	1 000	969

Executive Director
Pierre-Olivier Beckers(1)	80	80	80

Total	1 080	1 080	1 049

(1) The amounts solely relate to the remuneration of the Executive Director and excludes his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2010, 2009 and 2008 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2010	2009	2008
Restricted stock unit awards	22 677	39 159	37 546
Stock options and warrants	106 341	175 795	176 400

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Company and its subsidiaries) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the “Corporate Governance” section in this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is stated below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2008, the aggregate compensation included the pro-rate share of compensation of one member of the Executive Management who resigned in September 2008. In 2010, the aggregate compensation includes the pro-rate share of compensation of one member of the Executive Management who left the Company in May 2010, as well as his termination benefits.

(in millions of EUR)	2010	2009	2008
Short-term benefits(1), (including termination benefits of EUR 5 million in 2010)	12	7	6
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	2	1	2
Share-based compensation	2	3	3
Employer social security contributions	1	1	1

Total compensation expense recognized in the income statement	18	13	13

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
(2)

The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.

(3)

Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

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33. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2010, purchase obligations amounted to EUR 177 million (2009: EUR 174 million, 2008: EUR 229 million), of which EUR 62 million relates to the acquisition of property, plant and equipment and intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any litigation currently existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2009 and 2010, Delhaize Group expects continued audit activity in 2011. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In April 2007, representatives of the Belgian Competition Council visited our Procurement Department in Zellik, Belgium, and requested that we provide them with certain documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating to prices of health and beauty products and other household goods. The investigation is still pending as of today.

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the potential theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses was accessed or obtained. Various litigations and claims have been filed against Hannaford and affiliates on behalf of customers and others seeking damages and other related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. The procedure is still pending and it is currently not possible to determine if it will lead to a decision that would impose a fine.

35. Subsequent Events

In February 2011, Delhaize Group has been notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group is convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. The Group is currently in the process of reviewing the merits and any potential exposure of this claim and will vigorously defend itself. The first hearing has been scheduled in October 2013.

On March 3, 2011, Delhaize Group announced the signing of an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating more than 450 stores in five countries in Southeastern Europe. The agreed total purchase price amounts to EUR 933 million, including net debt of approximately EUR 300 million. The acquisition is subject to mutually agreed upon and customary conditions, including the approval by the merger control authorities in Serbia, Bulgaria, Montenegro and Albania. Delhaize Group expects to close the deal in the third quarter of 2011, as from which date Delta Maxi Group will be fully consolidated into the Group’s consolidated financial statements.

Delhaize Group - Annual Report 2010    139

36. List of Consolidated and Associated Companies and Joint Ventures

A. Fully Consolidated

		Ownership Interest in %
		2010	2009	2008
Alfa Beta Vassilopoulos SA	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.(1)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
CF Bugboort BVBA(2)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	—	100.0	100.0
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	—	—
Delhaize Deutschland GmbH(3)	Kapuzinergraben 19, 52062 Aachen, Germany	—	—	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	—
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize U.S. Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Distri Group 21 NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ecad NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
ENA SA	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Flashmarkt NV(6)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Inc.(7)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	100.0
Gastro International S.R.L.(8)	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	—	100.0	100.0
Guiding Stars Licensing Company	P.O. Box 1000, Portland, ME 04104, USA	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	—
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.(9)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannbro Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV(6)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Heulcad NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Kash n’ Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Knauf Center Pommerlach S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Knauf Center Schmëtt S.A.	Route d’Olm 6, 8287 Kehlen Grand-Duchy of Luxembourg	100.0	100.0	—
Koermart NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Kommar NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
La Fourmi SA(8)	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	—	100.0	100.0
Ledemart NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Leoburg NV	Lommelsesteenweg 8, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Lithia Springs, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	60.0	60.0	60.0
Maascad NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0

		Ownership Interest in %
		2010	2009	2008
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	—
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Markant-Lux S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	—	—
Mega Doi S.R.L	39-49 Nicolaie Titulesco Avenue, 1st district Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(10)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Morrills Corner, LLC	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	—	—
Octomarket NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Plain Street Properties, Inc.(11)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
P.L. Logistics Center - Dianomes - Apothikefsis - Logistics S.A.(12)	81 Spaton Avenue 15344, Gerakas, Greece	—	—	65.2
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.(8)	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	—	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Rovas 2001 Prodimpex S.R.L.(8)	Siret Street nr. 95, Sector 1, Bucharest, Romania	—	100.0	100.0
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(6)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Shop ‘N Save - Mass., Inc.(9)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	—
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	—	—
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	—
Super Market Koryfi SA(13)	81, Spaton Avenue, Gerakas, Athens, Greece	—	89.9	—
Supermarkten Voeten-Hendrickx NV(2)	Markt 18, 2470 Retie, Belgium	—	100.0	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Universal MVM Conexim S.R.L.(8)	Str. Constantin Rädulescu-Motru, N°12, Bl.27B, ground floor, Sector 4, Bucharest, Romania	—	100.0	100.0
Vangeelder NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Wambacq & Peeters NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Wintrucks NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

(1)	In liquidation.
(2)	Merged with Delimmo SA on August 31, 2010.
(3)	Sold in September 2009.
(4)	Liquidated.
(5)	Merged into Delimmo SA on August 5, 2009
(6)	Merged into Delimmo SA on April 21, 2009.
(7)	Dissolved on March 15, 2010.
(8)	Merged into Mega Image S.R.L. on January 1, 2010.
(9)	Merged into Victory Distributors, Inc. in October 2009.
(10)	Merged into Distri Group 21 NV on January 9, 2009.
(11)	Dissolved beginning of 2009.
(12)	Merged into Alfa Beta Vassilopoulos SA on December 9, 2008.
(13)	Merged into Alfa Beta Vassilopoulos SA on November 3, 2010.

Delhaize Group - Annual Report 2010    141

B. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2010	2009	2008
P.T. Lion Super Indo, LLC	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,
	2010	2009	2008
Non-current assets	10	8	7
Current assets	25	18	12
Non-current liabilities	1	1	1
Current liabilities	13	10	8

Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:

(in millions of EUR)	2010	2009	2008
Net cash provided by operating activities	6	6	2
Net cash used in investing activities	(3)	(1)	(2)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group’s result was EUR 110 million, EUR 86 million and EUR 77 million for 2010, 2009 and 2008, respectively. Net income of Super Indo included in the Group’s results was approximately EUR 4 million in 2010, EUR 3 million in 2009 and EUR 2 million in 2008.

Supplementary Information

Quarterly Data (Unaudited)

(in millions of EUR, except earnings per share)

2010	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	20 850	4 971	5 329	5 307	5 243
Gross profit	5 353	1 275	1 357	1 364	1 357
Gross margin	25.7%	25.7%	25.5%	25.7%	25.9%
Selling, general and administrative expenses	(4 394)	(1 056)	(1 148)	(1 127)	(1 063)
as a percentage of revenues	21.1%	21.2%	21.5%	21.2%	20.3%
Operating profit	1 024	241	227	249	307
Operating margin	4.9%	4.8%	4.3%	4.7%	5.9%
Net profit from continuing operations	576	130	115	141	190
Group share in net profit	574	130	114	140	190
Group share in net profit per share:
Basic	5.73	1.29	1.15	1.40	1.88
Diluted	5.68	1.28	1.13	1.39	1.87

2009	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 938	5 089	5 088	4 888	4 873
Gross profit	5 125	1 329	1 293	1 249	1 254
Gross margin	25.7%	26.1%	25.4%	25.6%	25.7%
Selling, general and administrative expenses	(4 192)	(1 094)	(1 061)	(1 029)	(1 008)
as a percentage of revenues	21.0%	21.5%	20.8%	21.1%	20.7%
Operating profit	942	247	244	228	223
Operating margin	4.7%	4.9%	4.8%	4.7%	4.6%
Net profit from continuing operations	512	127	127	122	136
Group share in net profit	514	127	125	128	134
Group share in net profit per share:
Basic	5.16	1.27	1.26	1.28	1.35
Diluted	5.08	1.24	1.24	1.26	1.34

2008	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 024	4 494	4 450	4 662	5 418
Gross profit	4 820	1 136	1 109	1 172	1 403
Gross margin	25.3%	25.3%	24.9%	25.1%	25.9%
Selling, general and administrative expenses	(3 962)	(949)	(932)	(978)	(1 103)
as a percentage of revenues	20.8%	21.1%	21.0%	21.0%	20.4%
Operating profit	904	206	194	215	289
Operating margin	4.8%	4.6%	4.4%	4.6%	5.3%
Net profit from continuing operations	485	105	113	103	164
Group share in net profit	467	102	116	100	149
Group share in net profit per share:
Basic	4.70	1.02	1.17	1.01	1.50
Diluted	4.59	1.00	1.14	0.98	1.46

Delhaize Group - Annual Report 2010    143

Number of Stores (at year-end)

	2010	2009	2008	2007	2006		2005	2004	2003	2002	2001
United States	1 627	1 607	1 594	1 570	1 549		1 537	1 523	1 515	1 485	1 459
Belgium and G.D. Luxembourg	805	792	771	734	840	(1)	806	745	726	707	675
Greece	223	216	201	159	148		135	129	119	111	104
Romania	72	51	40	22	18		16	16	15	12	10
Indonesia	73	66	63	56	50		46	42	38	34	29

Subtotal	2 800	2 732	2 669	2 541	2 605		2 540	2 455	2 413	2 349	2 277

Divested and Discontinued Operations
Czech Republic	—	—	—	—	97		94	97	94	93	94
Slovakia	—	—	—	—	—		—	11	14	16	16
Thailand	—	—	—	—	—		—	—	36	34	26
Singapore	—	—	—	—	—		—	—	—	35	31
Germany	—	—	4	4	3		2	2	2	—	—

Total	2 800	2 732	2 673	2 545	2 705		2 636	2 565	2 559	2 527	2 444

(1)	Includes 132 Di stores sold in 2007.

In 2011, Delhaize Group plans to open 120 to 130 new stores and to close 20 stores, which will result in a net addition of 100 to 110 stores or a total of 2 900 to 2 910 stores end 2011.

Number of Associates (at year-end)

	2010	2009	2008
Full-time	61 617	63 980	64 400
Part-time	77 005	74 139	76 592
FTE(1)	103 051	103 833	106 247
Male	68 294	68 138	69 774
Female	70 328	69 981	71 218

Total	138 622	138 119	140 992

Geographical Split

	2010		2009		2008
	Total	FTE(1)	Total	FTE	Total	FTE
United States	103 839	73 451	104 655	75 298	108 808	78 782
Belgium	17 314	14 289	17 058	14 264	17 167	14 370
Greece	9 857	7 791	9 586	7 544	8 821	6 930
Romania	2 998	2 906	2 382	2 289	1 877	1 846
Indonesia	4 614	4 614	4 438	4 438	4 319	4 319

Total	138 622	103 051	138 119	103 833	140 992	106 247

(1)	Full-time equivalent.

Organic Revenue Growth Reconciliation

(in millions of EUR)	2010	2009	% Change
Revenues	20 850	19 938	4.6%
Effect of exchange rates	(723)	—
Revenues at identical exchange rates	20 127	19 938	1.0%
Divestitures	—	—
Acquisitions	(19)	—

Organic revenue growth	20 108	19 938	0.9%

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2010	2009	2008
Net cash provided by operating activities	1 317	1 176	927
Net cash used in investing activities(1)	(665)	(555)	(758)
Investment in debt securities	13	5	(7)

Free cash flow	665	626	162

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to changes in IFRS (see Note 2.2).

Use of Free Cash Flow in 2010

(in millions of EUR)
Inflow:
Free cash flow	665
Release of escrow for funding senior notes	2
Stock options exercised, net of buyback own shares	6

Outflow:
Dividends paid	(162)
Purchase of non-controlling interests	(47)
Settlement of derivative instruments	(1)
Sale and maturity of debt securities, net of investment	(13)
Repayment of short-term loans (net)	(49)
Repayment of long-term loans (net)	(92)

Cash movement before translation	309
Foreign exchange translation difference (on cash portion)	10

Net increase in cash and cash equivalents	319

Results at Identical Exchange Rates

(in millions of EUR, except per share amounts)	2010			2009	2010/2009
	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	20 850	(723)	20 127	19 938	+4.6%	+1.0%
Operating profit	1 024	(38)	986	942	+8.7%	+4.7%
Net profit from continuing operations	576	(20)	556	512	+12.5%	+8.6%
Group share in net profit	574	(20)	554	514	+11.7%	+7.9%
Basic earnings per share	5.73	(0.20)	5.53	5.16	+11.2%	+7.4%
Diluted earnings per share	5.68	(0.20)	5.48	5.08	+11.7%	+7.9%
Free cash flow	665	(20)	645	626	+6.5%	+3.2%

(in millions of EUR)	December 31, 2010			December 31, 2009	Change
Net debt	1 787	(18)	1 769	2 063	(13.4%)	(14.3%)

Delhaize Group - Annual Report 2010 145

Historical Financial Overview

	2010	2009	2008	2007	2006	2005(4)	2004(4)
RESULTS (in millions of EUR)
Revenues	20 850	19 938	19 024	18 943	19 215	18 345	17 597
Operating profit	1 024	942	904	937	947	900	862
Net financial expenses	(203)	(202)	(202)	(332)	(276)	(297)	(305)
Income tax expense	(245)	(228)	(217)	(204)	(245)	(224)	(200)
Net profit from continuing operations	576	512	485	401	426	380	357
Net profit (Group share)	574	514	467	410	352	365	296
Free cash flow(1)(5)	665	626	162	326	216	164	373

FINANCIAL POSITION (in millions of EUR)
Total assets	10 902	9 748	9 700	8 822	9 295	10 254	8 703
Total equity	5 069	4 409	4 195	3 676	3 561	3 596	2 875
Net debt(1)	1 787	2 063	2 402	2 244	2 635	2 943	2 608
Enterprise value(1)(3)	7 400	7 472	6 849	8 281	8 726	8 171	7 849

PER SHARE INFORMATION (in EUR)
Net earnings (basic)(2)	5.73	5.16	4.70	4.20	3.71	3.89	3.19
Net earnings (diluted)(2)	5.68	5.08	4.59	4.04	3.55	3.71	3.09
Free cash flow(1)(2)(5)	6.64	6.26	1.63	3.35	2.28	1.75	4.03
Gross dividend	1.72	1.60	1.48	1.44	1.32	1.20	1.12
Net dividend	1.29	1.20	1.11	1.08	0.99	0.90	0.84
Pay-out ratio (net profit)	30.4%	31.4%	31.9%	35.2%	36.4%	31.4%	35.5%
Shareholders’ equity(3)	49.91	43.54	41.19	36.17	36.55	37.65	30.34
Share price (year-end)	55.27	53.62	44.20	60.20	63.15	55.20	55.95

RATIOS (%)
Operating margin	4.9%	4.7%	4.8%	4.9%	4.9%	4.9%	4.9%
Effective tax rate of continuing operations	29.8%	30.8%	30.9%	33.7%	36.5%	37.1%	35.9%
Net margin	2.8%	2.6%	2.5%	2.2%	1.8%	2.0%	1.7%
Net debt to equity(1)	35.3%	46.8%	57.3%	61.0%	74.0%	81.8%	90.6%

CURRENCY INFORMATION
Average EUR per USD rate	0.7543	0.7169	0.6799	0.7297	0.7964	0.8038	0.8039
EUR per USD rate at year-end	0.7484	0.6942	0.7185	0.6793	0.7593	0.8477	0.7342

OTHER INFORMATION
Number of sales outlets	2 800	2 732	2 673	2 545	2 705	2 636	2 565
Capital expenditures (in millions of EUR)	660	520	714	729	700	636	494
Number of associates (thousands)	139	138	141	138	143	137	138
Full-time equivalents (thousands)	103	104	106	104	107	102	102
Weighted average number of shares outstanding (thousands)	100 271	99 803	99 385	97 666	94 939	93 934	92 663

(1)	See “Financial Review” section for explanation of the non GAAP financial measures.
(2)	Calculated using the weighted average number of shares outstanding over the year.
(3)	Calculated using the total number of shares at the end of the year.
(4)	Not adjusted for reclassification of German operations to discontinued.
(5)

Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS (see Note2.2), effective 2010. For comparability, prior years have been restated accordingly

Certification of Responsible Persons

The undersigned, Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Executive Vice-President and Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) the consolidated financial statements for the year ending December 31, 2010 have been prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the management report for the year ending December 31, 2010 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.

Brussels, March 9, 2011

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice-President and CFO

146

Report of the Statutory Auditor

On the consolidated financial statements for the year ended 31 December 2010 presented to the ordinary general meeting of Delhaize brothers and co “The Lion” (Delhaize Group) SA

To the shareholders

As required by law and the company’s articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2010, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of 10.902 Million EUR and the consolidated income statement shows a consolidated profit (group share) for the year then ended of 574 Million EUR.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained, provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group’s financial position as of 31 December 2010, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU) and with the legal and regulatory requirements applicable in Belgium.

Additional comment

The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comment which does not change the scope of our audit opinion on the consolidated financial statements:

The directors’ report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

Diegem, 9 March 2011

The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Michel Denayer

Delhaize Group - Annual Report 2010 147

Summary Statutory Accounts of Delhaize Group SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be filed with the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1.	Establishment Costs

Establishment costs are capitalized only by decision of the Board of Directors. When they are capitalized, they are depreciated over a period of five years or, if they are related to debt issuance costs, over the maturity of the loans.

2.	Intangible Fixed Assets

Intangible assets are recognized as asset in the balance sheet and amortized over their expected useful live. The intangible assets are amortized as follows:

• Goodwill	5 years
• Software	5 to 8 years

The investments made in 2009 for the development of the new IT platform SAP are amortized over a period of 8 years instead of 5 years as the new SAP major release will be made available in 2017.

Internally developed software

Internally developed software is recognized as intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the company. The company recognizes internally developed software as intangible asset when it is expected that such asset will generate future economic benefits and when the company has demonstrated its ability to complete and use the intangible asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is amortized over a period of 5 years to 8 years.

3.	Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price or at agreed contribution value.

Assets held on finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

• Land	0.00% /year
• Buildings	5.00% /year
• Distribution centers	3.00% /year
• Equipment for intensive use	33.33% /year
• Furniture	20.00% /year
• Motor vehicles	25.00% /year

Plant, machinery and equipment are depreciated over periods of 5, 12 and 25 years (previously 10 and 20 years) based on the expected useful live of each type of component.

The capital expenditures made in 2009 regarding the Witron II equipment are depreciated as follows: racking, mezzanine and slave pallets: 25 year, conveyor, crane, ramp up and testing: 12 years, IT systems and picking displays: 5 years.

4.	Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted with potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent to do so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

5.	Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

6.	Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain.

7.	Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

•	Pension obligations, early retirement benefits and similar benefits due to present or past employees

•	Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year

•	Significant reorganization and store closing costs

•	Charges for which the Company may be liable as a result of current litigation.

8.	Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts.”

Summary of the net earnings (loss) per share of Delhaize Group SA:

	2010	2009	2008
Net earnings (loss) per share	0.65	9.81	(1.53)

Summary Company Accounts of Delhaize Group SA

Assets

	December, 31
(in millions of EUR)	2010	2009
Fixed assets	7 697	6 138
Establishment costs	12	6
Intangible fixed assets	111	94
Tangible fixed assets	387	393
Financial fixed assets	7 187	5 645

Current assets	908	804
Inventories	216	221
Short-term receivables	493	488
Short-term investments	42	37
Cash and bank	148	51
Prepayments and accrued income	9	7

Total assets	8 605	6 942

Delhaize Group - Annual Report 2010    149

Liabilities and Equity

(in millions of EUR)	2010	2009
Shareholders’ equity	3 708	3 778
Capital	51	50
Share premium	2 778	2 739
Distributable reserves	33	38
Other reserves	100	96
Profit carried forward	746	855

Provisions and deferred taxation	21	14

Financial liabilities	3 834	2 150
After one year	3 664	1 942
Within one year	170	208

Trade creditors	614	621

Other liabilities	428	379
Other liabilities within one year	371	337
Accruals and deferred income	57	42

Total liabilities and equity	8 605	6 942

Income Statement

(in millions of EUR)	2010	2009
Operating income	4 766	4 580
Sales	4 665	4 488
Other operating income	101	92

Operating expenses	(4 592)	(4 460)
Merchandise and consumables	3 510	3 396
Salaries, social security and pensions	618	605
Other operating expenses	464	459

Operating profit	174	120
Income from financial fixed assets	29	17
Net financial expense	(154)	(131)

Current profit before taxation	49	6
Exceptional income	97	986
Exceptional expenses	(79)	(3)

Current year profit before taxation	67	989
Transfer (-) to/ release (+) from deferred taxes	—	—
Current taxation	(1)	—

Financial year results	66	989
Transfer (-) to/ release (+) from tax-exempt reserves	—	—

Financial year results to be appropriated	66	989

Appropriation of Profit

(in millions of EUR)	2010	2009
Profit brought forward from previous year	855	27
Transfer from reserves	—	—
Profit to carry forward	746	855
Dividends to shareholders(1)	(175)	(161)

(1)

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 49 entitling to the payment of the 2010 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 26, 2011. The Board of Directors will communicate at the Ordinary General Meeting of May 26, 2011 the aggregate number of shares entitled to the 2010 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2010 will be modified accordingly.

In 2009, as part of its US organizational restructuring, Delhaize Group SA partly sold and partly contributed its shareholdings in Delhaize The Lion America LLC and Delhaize America LLC to its wholly owned, newly established US-based subsidiary Delhaize US Holding Inc., at the fair value of the investments at transaction date. This resulted in an accounting gain, for Belgian statutory purposes only, of approximately EUR 977 million, representing the difference between the market value, as established by an independent valuation expert, and the book value of the investment in the books of Delhaize Group SA, both at the time of the transaction. Delhaize Group SA does not have the intention to fully distribute the recognized internal gain in the foreseeable future, as the dividend policy of Delhaize Group is based on the evolution of the consolidated results and the reinforcement of the finance structure of the Group as a whole.

Share Capital

(December 31, 2010)	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
At the end of the previous year	50 435
Issue of new shares	343
At the end of the financial year	50 778
Analysis of share capital
Class of shares
Ordinary shares of no nominal value		101 555 281
Registered shares or bearer shares
Registered		7 200 173
Bearer		94 355 108

Treasury shares held by
The company itself		798 158
Its subsidiaries		190 702

Commitments to issue new shares
On the exercise of subscription rights
Number of subscription rights in issue		3 319 390
Amount of capital to be subscribed	1 660
Corresponding maximum number of shares to be issued		3 319 390

Unissued authorized capital	9 147

Delhaize Group - Annual Report 2010 151

Shareholder Information

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

Share Performance in 2010

On December 31, 2010, the closing price of Delhaize Group’s ordinary share on Euronext Brussels was EUR 55.27, a 3.1% increase compared to EUR 53.62 a year earlier. During the same period, the Euro Stoxx 50 index decreased by 5.8% and the Bel20 index increased by 2.7%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 7.7% in 2010. In 2010, Delhaize Group shares traded on Euronext Brussels at an average closing price of EUR 57.24 and an average daily trading volume of 344 972 shares.

On December 31, 2010, the closing price of Delhaize Group’s ADR on the New York Stock Exchange was USD 73.71, 3.9% lower than the closing price on December 31, 2009 (USD 76.72). In the same period, the S&P 500 index increased 12.8%, and the S&P 500 Food and Staples Retailing Index increased by 6.9%. In 2010, the average daily trading volume of Delhaize Group ADRs was 34 237.

Equity Indices

On December 31, 2010, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the FTSE Eurofirst 300.

On December 31, 2010, the weight of Delhaize Group shares in the BEL20 index was 8.47%. Delhaize Group shares represented the third largest constituent in the index.

On December 31, 2010, the weight of Delhaize Group in the Euronext 100 index was 0.34%. Delhaize Group represented the 75th largest constituent in the index.

Dividend

It is the policy of Delhaize Group, when possible, to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with the opportunities to finance the future growth of the Company.

At the Ordinary General Meeting to be held on May 26, 2011, the Board of Directors will propose the payment of a gross dividend of EUR 1.72 per share, compared to EUR 1.60

152

the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 1.29 per share (EUR 1.20 the prior year).

The net dividend of EUR 1.29 per share will be payable to owners of ordinary shares against coupon no. 49. The Delhaize Group shares will start trading ex-coupon on June 1, 2011 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is June 3, 2011 (closing of the market) and the payment date is June 6, 2011. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the following financial institutions:

•	Bank Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Bank, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	BNP Paribas Fortis, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium, avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through Citibank.

Financial Calendar

Press release - 2011 first quarter results	May 4, 2011	(1)
Final date for depositing shares for the Ordinary General Meeting	May 20, 2011
Ordinary General Meeting	May 26, 2011
ADR dividend record date	June 3, 2011
Dividend for the financial year 2010 becomes payable to owners of ordinary shares	June 6, 2011
Dividend for the financial year 2010 becomes payable to ADR holders	June 9, 2011
Press release - 2011 second quarter results	August 5, 2011	(1)
Press release - 2011 third quarter results	November 10, 2011	(1)

(1)	You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on the conference call and the webcast.

Type of Delhaize Group Shares

Delhaize shares can be held in three different forms: dematerialized form, bearer shares or registered shares. Bearer shares are held in printed form. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. As from January 1, 2008, bearer shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

Citibank Shareholder Services

P.O. Box 43077

Providence, RI 02940-3077

U.S.A.

Toll free telephone number

for U.S. callers: 1-877-853-2191

International Call Number: 1-781-575-4555

E-mail: citibank@shareholders-online.com

Website: www.citi.com/dr

Citibank has put in place an International Direct Investment Plan for Delhaize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank’s International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR.)

Taxation of Dividends of Delhaize

Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders

Delhaize Group - Annual Report 2010 153

(other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations—Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non- Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment in Belgium and is entitled to claim benefits under the U.S.- Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.- Aut.) can be obtained from the AFER—Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, PO Box 32, B –1030 Brussels, Belgium. (phone: +32 2 576 90 09, fax: +32 2 579 68 42, email: bct.cd.bruxelles. etr@minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.

The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within five years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www. delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., U.S. 20549. You may

obtain information on the operation of the SEC’s public reference room by calling the SEC at +1 (800) SEC-0330. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaizegroup.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group’s reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 26, 2011 at Delhaize Group’s Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

Information Delhaize Group Share

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Share price (in EUR)
Price: year-end	55.27	53.62	44.20	60.20	63.15	55.20	55.95	40.78	17.72	58.45
average (close)	57.24	49.26	46.37	67.38	58.14	51.68	44.98	28.15	39.93	61.28
highest (intraday)	67.29	55.00	59.67	75.79	67.00	59.70	59.75	43.99	61.10	72.00
lowest (intraday)	47.69	42.81	32.80	54.5	49.12	45.95	36.61	11.90	15.00	48.72
Annual return Delhaize Group share(1)	5.3%	23.8%	-26.6%	-4.7%	16.1%	0.7%	39.9%	136.3%	-69.1%	17.2%
Evolution Belgian All Shares Return index	+2.7%	+31.6%	-47.6%	-1.9%	+26.2%	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%

Dividend (in EUR)
Gross dividend	1.72	1.60	1.48	1.44	1.32	1.20	1.12	1.00	0.88	1.44
Net dividend	1.29	1.20	1.11	1.08	0.99	0.90	0.84	0.75	0.66	1.08

Ratios
Dividend return(2)	2.3%	2.2%	2.5%	1.8%	1.6%	1.6%	1.5%	1.8%	3.7%	1.9%
Share price/shareholders’ equity(3)	1.09	1.22	1.07	1.66	1.73	1.47	1.84	1.36	—	—
Share price/basic earnings per share(3)	9.6	10.4	9.4	14.3	17.0	14.2	17.5	13.5	—	—
Share price/diluted earnings per share(3)	9.7	10.6	9.6	14.9	17.8	14.9	18.1	13.5	—	—

Number of Shares
Annual volume of Delhaize Group shares traded (in millions of EUR; NYSE Euronext Brussels)(4)	5 216	5 633	6 754	8 141	6 548	3 686	3 581	2 021	2 569	3 199
Annual volume of Delhaize Group shares traded (in millions of shares; NYSE Euronext Brussel)(4)	89.3	115.1	146.7	121.9	113.1	71.9	81.1	72.7	69.3	51.9
Number of shares (in thousands; year-end)	101 555	100 871	100 583	100 281	96 457	94 705	93 669	92 625	92 393	92 393

Market Capitalization
Market capitalization (in millions of EUR; year-end)	5 613	5 409	4 446	6 037	6 091	5 228	5 241	3 777	1 637	5 400
Enterprise value(3) (5)	7 400	7 472	6 849	8 281	8 726	8 171	7 849	6 805	—	—

(1)	Capital gains recorded during the year, including net dividend and reinvestment.
(2)	Net dividend divided by share price at year-end.
(3)	Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.
(4)	Excluding shares traded on the New York Stock Exchange.
(5)	Enterprise value = market capitalization + net debt.

Delhaize Group - Annual Report 2010 155

Glossary

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)

An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders’ equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Basic earnings per share

Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see Note 36 to the Financial Statements), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and France.

Diluted earnings per share

Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Direct goods

Goods sold to customers.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin

Gross profit divided by revenues.

Gross profit

Revenues minus cost of sales.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Net debt

Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio

Net debt divided by total equity.

Net financial expenses

Finance costs less income from investments.

Net margin

Net profit attributed to equity holders of the Group divided by revenues.

Operating leases

A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.

Operating margin

Operating profit divided by revenues.

Organic revenue growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating expenses

Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other operating income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year Group share in net profit.

Return on equity

Group share in net profit (loss) divided by average shareholders’ equity.

Revenues

Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

SKU

Stock Keeping Unit.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

156

Company Information

Registered Office:

Delhaize Group SA

rue Osseghemstraat 53

1080 Brussels

Belgium

Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Company Support Office:

Delhaize Group

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com

Company number: 0402 206 045

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

About the paper used in this report

To reduce the environmental impact, this report was printed on FSC certified paper, proof of responsible forest management. We strongly encourage the consultation of this report via our corporate website www.delhaizegroup.com.

About the people included in the pictures in this report

Most of the people portrayed in the pictures in this annual report included in the sections “Our Strategy,” “Our Activities in 2010” are our associates or our associates’ family members.

Legal Version of the Annual Report

Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits

Design & production: www.chriscom.be Photos: Patrick Schneider Photography (U.S.),

Pascal Broze - Reporters (Belgium), Jean-Michel Byl (Belgium)

Printing: Massoz (Belgium)

Operations

United States

FOOD LION - BOTTOM DOLLAR FOOD

P.O. Box 1330, 2110 Executive Drive

Salisbury - NC 28145-1330

U.S.A.

Tel : +1 704 633 8250

www.foodlion.com

www.bottomdollarfood.com

HANNAFORD

145 Pleasant Hill Road

Scarborough – ME 04074

U.S.A.

Tel : +1 207 883 2911 - Fax : +1 207 883 7555

www.hannaford.com

SWEETBAY SUPERMARKET

3801 Sugar Palm Drive

Tampa – FL 33619

U.S.A.

Tel : +1 813 620 1139 - Fax : +1 813 627 9766

www.sweetbaysupermarket.com

Belgium, G.D. of Luxembourg

DELHAIZE BELGIUM

Rue Osseghemstraat 53 - 1080 Brussels

Belgium

Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

www.delhaize.be

Greece

ALFA BETA VASSILOPOULOS

81, Spaton Ave. - Gerakas Attica

Greece 153 44

Tel: +30 210 66 08 000

Fax: +30 210 66 12 675

www.ab.gr

Rest of the World

MEGA IMAGE

95 Siret Str. - Sektor 1 - Bucuresti

Romania

Tel: +40 21 224 66 77 - Fax: +40 21 224 60 11

www.mega-image.ro

SUPER INDO

JL Ancol I nr. 9-10

Ancol Barat - Jakarta 14430

Indonesia

Tel: +62 21 690 58 76 - Fax: +62 21 690 58 77

www.superindo.co.id

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group

Investor Relations Department

Square Marie Curie 40

1070 Brussels

Belgium

Tel.: +32 2 412 21 51

Fax.: +32 2 412 29 76

Delhaize Group

Investor Relations Department

P.O. Box 1330

Salisbury, NC 28145-1330

United States

Tel.: +1 704 633 8250, ext. 2529

Fax.: +1 704 645 4499

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group, including press releases, annual reports and share price can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.

Caution Concerning Forward-looking Statements

All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report in the chapter entitled ”Risk Factors” on p. 67 and under Item 3 under Part 1 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission on June 28, 2010. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 10, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President